      As filed with the Securities and Exchange Commission on November 24, 1998
                                                     Registration No. 333-______
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------
                              GLACIER BANCORP, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                            6749                                81-0519541
(State or other jurisdiction of     (Primary standard industrial       (I.R.S. employer identification no.)
incorporation or organization)      classification code number)

   P.O. BOX 27, 49 COMMONS LOOP, KALISPELL, MONTANA 59903-0027 (406) 756-4200

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                   ----------

                               MICHAEL J. BLODNICK
                      President and Chief Executive Officer
                          P.O. Box 27, 49 Commons Loop
                          Kalispell, Montana 59903-0027
                                 (406) 756-4200
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   -----------
                          Copies of communications to:

STEPHEN M. KLEIN, ESQ.                               WILLIAM D. LAMDIN III, ESQ.
WILLIAM E. BARTHOLDT, ESQ.                                 ALLAN L. KARELL, ESQ.
Graham & Dunn P.C.                                     Crowley, Haughey, Hanson,
1420 Fifth Avenue, 33rd Floor                              Toole & Dietrich PLLP
Seattle, Washington  98101                                    490 N. 31st Street
(206) 340-9648                                          Billings, Montana  59101
                                                                  (406) 252-3441

                                   -----------

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:
The date of mailing of the enclosed Prospectus/Proxy Statement to stockholders of Big Sky Western Bank

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General
                   Instruction G, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

Title of Each                                       Proposed Maximum           Proposed Maximum          Amount of
Class of Securities       Amount Being              Offering Price             Aggregate                 Registration
Being Registered          Registered(1)             Per Share(2)(3)            Offering Price(3)         Fee(3)
----------------          -------------             ---------------            -----------------         ------
Common Stock,             222,707                   $13.72                     $3,056,124                $849.60
   $.01 Par Value

(1) Represents the estimated maximum number of shares of Glacier Bancorp, Inc.'s common stock, $.01 par value, issuable in exchange for the 20,400 shares of Big Sky Western Bank common stock, $40.00 par value that are outstanding, under the terms of the Agreement and Plan of Share Exchange described in this Registration Statement.

(2) Represents the maximum price per share of Glacier common stock issuable in exchange for Big Sky common stock (based upon the exchange ratio).

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, on the basis of the per-share book value ($149.81) of the Big Sky common stock as of October 31, 1998.

                                    ---------

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                         BIG SKY LETTER TO STOCKHOLDERS



                                     [DATE]

TO OUR STOCKHOLDERS:

         You are cordially invited to attend a Special Meeting ("Special Meeting") of Stockholders of Big Sky Western Bank ("Big Sky"), a Montana banking corporation, to be held on January 13, 1999, at ___ o'clock __.m. local time, in the _______________ room at the Best Western Buck's T-4 Lodge, _______________,
Big Sky, Montana 59716.

         The attached Notice of Special Meeting and Prospectus/Proxy Statement describe the formal business to be transacted at the Special Meeting. At the Special Meeting, you will be asked to consider and vote upon a proposal to approve the Plan and Agreement of Share Exchange ("Share Exchange Agreement"), dated as of October 20, 1998, as amended, between Glacier Bancorp, Inc. ("Glacier"), a Delaware corporation and bank holding company, and Big Sky. The Share Exchange Agreement provides for the exchange ("Share Exchange") of outstanding shares of Big Sky common stock for shares of Glacier common stock. Following the closing of the Share Exchange, Big Sky's stockholders would become stockholders of Glacier, and Big Sky would become a wholly-owned subsidiary of Glacier.

         The Share Exchange Agreement is subject to various conditions which, with other terms of the Share Exchange, are contained in the Share Exchange Agreement and described in the attached Proxy Statement, which also serves as a Prospectus of Glacier for its common stock, $.01 par value per share ("Glacier Common Stock") to be issued in the Share Exchange. If the Share Exchange is completed, each Big Sky stockholder will receive shares of Glacier Common Stock for each share of Big Sky Common Stock, $40.00 par value per share ("Big Sky Common Stock") owned, based on an exchange formula detailed in the Prospectus/Proxy Statement. The complete text of the Share Exchange Agreement appears as Appendix A to the Prospectus/Proxy Statement.

         Your Board of Directors has received an opinion from Professional Bank Services, Inc. to the effect that, as of the date of this Prospectus/Proxy Statement and based on the factors and assumptions described in the opinion, the consideration to be received by Big Sky's stockholders in the Share Exchange is fair from a financial point of view. THE MANAGEMENT AND BOARD OF DIRECTORS OF BIG SKY BELIEVE THAT THE SHARE EXCHANGE IS IN THE BEST INTERESTS OF BIG SKY AND ITS STOCKHOLDERS, AND THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE SHARE EXCHANGE AGREEMENT. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE SHARE EXCHANGE.

         Approval of the Share Exchange requires the affirmative vote of the holders of two-thirds of the outstanding shares of Big Sky Common Stock. We urge you to review the attached Prospectus/Proxy Statement and to consider your vote carefully. If you have any questions regarding this material in advance of the Special Meeting, please call Michael F. Richards at (406) 995-2321.

         IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING, REGARDLESS OF THE SIZE OF YOUR HOLDINGS, AND WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON OR NOT. A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX ON THE PROXY, WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE APPROVAL OF THE SHARE EXCHANGE AGREEMENT. TO ASSURE THAT YOUR SHARES ARE REPRESENTED IN VOTING ON THIS VERY IMPORTANT MATTER, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY FORM IN THE ENCLOSED POSTAGE-PAID ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. IF YOU DO ATTEND, YOU MAY (IF YOU WISH), REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON AT THE SPECIAL MEETING.

                              BIG SKY WESTERN BANK

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD JANUARY 13, 1999


TO THE STOCKHOLDERS OF BIG SKY WESTERN BANK:

         NOTICE IS HEREBY GIVEN that pursuant to call of its Board of Directors, a Special Meeting of Stockholders of Big Sky Western Bank ("Big Sky"), a Montana banking corporation, will be held on January 13, 1999, at ______ [a.m./p.m.] local time, in the ______ room at the Best Western Buck's T-4 Lodge, _________, Big Sky, Montana. The Special Meeting is for the following purposes:

         1. SHARE EXCHANGE AGREEMENT. To consider and vote upon a proposal to approve the Plan and Agreement of Share Exchange ("Share Exchange Agreement"), dated as of October 20, 1998, as amended, between Big Sky and Glacier Bancorp, Inc. ("Glacier"), a Delaware corporation and bank holding company, under the terms of which all outstanding shares of Big Sky's common stock will be exchanged for shares of Glacier's common stock, as more fully described in the accompanying Prospectus/Proxy Statement. The Share Exchange Agreement is attached as APPENDIX A to the Prospectus/Proxy Statement.

         2. OTHER MATTERS. To act upon such other matters as may properly come before the Special Meeting or any adjournment thereof.

         Only holders of record of Big Sky common stock, $40.00 par value per share, at _____ p.m. on ______________, 1998 (the record date for the Special Meeting), are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of the meeting. The affirmative vote of the holders of two-thirds or more of the outstanding shares of Big Sky common stock is required for approval of the Share Exchange Agreement. As of _________________, 1998, there were 20,400 shares of Big Sky common stock outstanding.

         Big Sky stockholders desiring to do so may dissent from the Share Exchange and obtain payment for their shares in accordance with the provisions of the Montana Business Corporation Act, Sections 35-1-826 through 35-1-839, a copy of which is included in the Prospectus/Proxy Statement. See "THE SHARE EXCHANGE -- Dissenters' Rights of Appraisal" and APPENDIX C.

         All stockholders are cordially invited to attend the special meeting personally. Whether or not you are able to do so, it is important that you complete, sign, date, and promptly return the accompanying proxy in the enclosed postage-paid envelope in order to vote your shares of Big Sky common stock. Stockholders may revoke proxies previously submitted by completing a later-dated proxy, by written revocation delivered to Big Sky's Secretary at or prior to the special meeting, or by appearing and voting at the special meeting in person. Attendance at the special meeting will not of itself revoke a previously submitted proxy.

                                            By Order of the Board of Directors,

                                            Michael R. Scholtz, Secretary

Big Sky, Montana
December ___, 1998

 YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN, AND WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. APPROVAL OF THE SHARE EXCHANGE
REQUIRES THE AFFIRMATIVE VOTE OF HOLDERS OF TWO-THIRDS OF THE OUTSTANDING SHARES
    OF BIG SKY COMMON STOCK. IN ORDER TO ENSURE THAT THE REQUISITE VOTES ARE OBTAINED AND A QUORUM IS ATTAINED, WE URGE YOU TO SIGN, DATE AND RETURN THE
                              ENCLOSED PROXY FORM.

         On behalf of your Board of Directors, we recommend that you vote FOR approval of the Share Exchange Agreement.

         Yours truly,                       Yours truly,



         Robert L. Kester, Chairman         Michael F. Richards, President




         PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY FORM

                                 PROXY STATEMENT
                              BIG SKY WESTERN BANK

                                   PROSPECTUS
               GLACIER BANCORP, INC. COMMON STOCK ($.01 PAR VALUE)

         The boards of directors of Glacier Bancorp, Inc. and Big Sky Western Bank have agreed that Glacier will acquire Big Sky in a Share Exchange transaction. Big Sky will become a wholly-owned subsidiary of Glacier, but will remain a separate entity and will remain headquartered in Big Sky, Montana. The transaction will enable Big Sky to offer more products and services to customers and will enable Glacier to extend its operations in Montana. Big Sky's board of directors believes the transaction will benefit Big Sky and it's stockholders.

         As a Big Sky stockholder, you will receive shares of Glacier common stock in exchange for your shares of Big Sky common stock. If the Share Exchange is completed, subject to certain limitations, you will receive 10.917 shares of Glacier common stock for each share of Big Sky common stock that you own. Glacier will pay cash in lieu of fractional shares. See "THE SHARE EXCHANGE -- Basic Terms of the Share Exchange."

         Glacier common stock trades on the Nasdaq National Market under the symbol "GBCI." The reported sales price for Glacier common stock was $____ on _____, 1998, the most recent date for which it was practicable to obtain information prior to printing this Prospectus/Proxy Statement. Big Sky common stock does not trade on any market, thus no current market price is available.

         THE SHARE EXCHANGE CANNOT BE COMPLETED UNLESS BIG SKY STOCKHOLDERS APPROVE IT. Big Sky has scheduled a special meeting of stockholders, to vote on the Share Exchange, for JANUARY 13, 1999, AT __ P.M.. See "BIG SKY SPECIAL SHAREHOLDERS MEETING."

         This document also serves as the prospectus of Glacier, filed as a part of a Registration Statement on Form S-4 with the Securities and Exchange Commission. The Registration Statement registers the shares of Glacier common stock that will be issued to Big Sky stockholders in the Share Exchange.

         This Prospectus/Proxy Statement provides you with detailed information about the Share Exchange, and we urge you to read it carefully. In addition, you may obtain additional information about Glacier from documents that it has filed with the SEC. See "WHERE YOU CAN FIND MORE INFORMATION."

                 ---------------------------------------------

         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS/PROXY STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SHARES OF GLACIER COMMON STOCK TO BE ISSUED IN THE SHARE EXCHANGE ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY A BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OR INSTRUMENTALITY.

         THIS PROSPECTUS/PROXY STATEMENT DOES NOT COVER ANY RESALE OF THE SECURITIES TO BE RECEIVED BY BIG SKY STOCKHOLDERS IN THE SHARE EXCHANGE, AND NO PERSON IS AUTHORIZED TO MAKE ANY USE OF THIS PROSPECTUS/PROXY STATEMENT IN CONNECTION WITH ANY SUCH RESALE.

                 ---------------------------------------------

 This Prospectus/Proxy Statement is dated December __, 1998, and is first mailed to Big Sky stockholders on December, __, 1998.

                              [INSIDE FRONT COVER]

         THIS PROSPECTUS/PROXY STATEMENT INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT GLACIER THAT IS NOT INCLUDED OR DELIVERED WITH THIS DOCUMENT. SUCH INFORMATION IS AVAILABLE WITHOUT CHARGE TO BIG SKY STOCKHOLDERS UPON WRITTEN OR ORAL REQUEST. CONTACT GLACIER AT 49 COMMONS LOOP, P.O. BOX 27, KALISPELL, MONTANA 59903-0027, ATTN: JAMES H. STROSAHL, TELEPHONE NUMBER
(406) 756-4200.

         TO OBTAIN TIMELY DELIVERY OF REQUESTED DOCUMENTS PRIOR TO THE BIG SKY SPECIAL STOCKHOLDERS MEETING, YOU MUST REQUEST THEM NO LATER THAN JANUARY ___, 1999, WHICH IS FIVE BUSINESS DAYS PRIOR TO THE MEETING.

         Also see "WHERE YOU CAN FIND MORE INFORMATION" and "INFORMATION INCORPORATED BY REFERENCE."

                                TABLE OF CONTENTS


                                                                                                                       PAGE
                                                                                                                       ----
SUMMARY...................................................................................................................1

         INITIAL QUESTIONS AND ANSWERS ABOUT THE SHARE EXCHANGE...........................................................1

         ADDITIONAL IMPORTANT INFORMATION ABOUT THE SHARE EXCHANGE........................................................2

                  Parties to the Share Exchange...........................................................................2
                  Big Sky Special Stockholders Meeting....................................................................3
                  Opinion of Big Sky Financial Advisor....................................................................3
                  Conditions to the Share Exchange........................................................................3
                  Amendment or Termination of the Share Exchange Agreement................................................4
                  Competing Acquisition Proposals: Break-up Fee...........................................................4
                  Big Sky Convertible Debentures..........................................................................4
                  Ownership of Big Sky and Glacier After the Share Exchange...............................................4
                  Big Sky Directors and Officers After the Share Exchange.................................................4
                  Accounting Treatment of the Share Exchange..............................................................5
                  Dissenters' Rights of Appraisal.........................................................................5
                  Interests of Certain Persons in the Share Exchange......................................................5
                  Comparison of Stockholders' Rights......................................................................5
                  Trading Markets.........................................................................................5

STOCK PRICE AND DIVIDEND INFORMATION......................................................................................6

                  Glacier  ...............................................................................................6
                  Big Sky  ...............................................................................................6
                  Recent Stock Price Data.................................................................................6

EQUIVALENT PER COMMON SHARE DATA..........................................................................................8


SELECTED FINANCIAL DATA...................................................................................................9

                  Pro forma Glacier Bancorp, Inc. and Big Sky Western Bank (Unaudited)....................................9
                  Glacier Bancorp, Inc...................................................................................10
                  Big Sky Western Bank...................................................................................11

BIG SKY SPECIAL STOCKHOLDERS MEETING.....................................................................................12

                  Date, Time, Place......................................................................................12
                  Purpose  ..............................................................................................12
                  Record Date; Shares Outstanding and Entitled to Vote...................................................12
                  Vote Required..........................................................................................12
                  Voting, Solicitation, and Revocation of Proxies........................................................12

BACKGROUND OF AND REASONS FOR THE SHARE EXCHANGE.........................................................................13

                  Background of the Share Exchange.......................................................................13
                  Reasons For The Share Exchange - Big Sky...............................................................14
                  Opinion of Big Sky Financial Advisor...................................................................15
                  Recommendation of the Big Sky Board....................................................................18

THE SHARE EXCHANGE.......................................................................................................19

                  General  ..............................................................................................19

                  Basic Terms of the Share Exchange......................................................................19
                  Big Sky Stock Options..................................................................................20
                  Exchange of Stock Certificates.........................................................................20
                  Cash for Fractional Shares.............................................................................21
                  Conditions to the Share Exchange; Regulatory Approvals.................................................21
                  Amendment or Termination of the Share Exchange Agreement...............................................21
                  Competing Acquisition Proposals: Break-up Fee..........................................................22
                  Conduct Pending the Share Exchange.....................................................................23
                  Directors and Executive Officers After the Share Exchange..............................................24
                  Employee Benefit Plans.................................................................................24
                  Interests of Certain Persons in the Share Exchange.....................................................24
                  Certain Federal Income Tax Consequences of the Share Exchange..........................................24
                  Accounting Treatment of Share Exchange.................................................................26
                  Dissenters' Rights of Appraisal........................................................................26
                  Stock Resales by Big Sky Affiliates....................................................................27

INFORMATION CONCERNING GLACIER...........................................................................................28

                  General  ..............................................................................................28
                  Year 2000 Issues.......................................................................................29

INFORMATION CONCERNING BIG SKY...........................................................................................31

                  Business 31
                  Competition............................................................................................32
                  Facilities.............................................................................................33
                  Employees..............................................................................................33
                  Legal Proceedings......................................................................................33

SECURITIES OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS.........................................................34


BIG SKY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS............................34

                  Overview 34
                  Results of Operations..................................................................................35
                  Financial Condition....................................................................................37
                  Liquidity and Source of Funds..........................................................................38
                  Year 2000..............................................................................................39

SUPERVISION AND REGULATION...............................................................................................41


DESCRIPTION OF GLACIER'S CAPITAL STOCK...................................................................................46


COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF GLACIER AND BIG SKY COMMON STOCK..............................................47


CERTAIN LEGAL MATTERS....................................................................................................52


EXPERTS..................................................................................................................52


WHERE YOU CAN FIND MORE INFORMATION......................................................................................52


INFORMATION INCORPORATED BY REFERENCE....................................................................................53


OTHER MATTERS............................................................................................................54

BIG SKY FINANCIAL STATEMENTS............................................................................................F-1



         APPENDIX A - Plan and Agreement of Share Exchange, as amended

         APPENDIX B - Opinion of Professional Bank Services, Inc.

         APPENDIX C - Sections 35-1-826 through 35-1-839 of the Montana
                      Business Corporation Act (Dissenters' Rights of Appraisal under Montana Law)

                                     SUMMARY

         This Summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the Share Exchange fully and for a more complete description of the legal terms of the Share Exchange, you should read carefully this entire document and the documents we have referred you to. See "WHERE YOU CAN FIND MORE INFORMATION."

             INITIAL QUESTIONS AND ANSWERS ABOUT THE SHARE EXCHANGE

Q.       What is the effect of the Share Exchange?

A. If the Share Exchange occurs, and unless you dissent from the transaction as described in this document, you will receive shares of Glacier common stock in exchange for the shares of Big Sky common stock that you now own. As a result, Glacier will own all of the Big Sky common stock, and Big Sky will be a subsidiary of Glacier. Big Sky will continue its current operations, under its current name. You will be a Glacier stockholder. See "THE SHARE EXCHANGE -- Basic Terms of the Share Exchange."

Q:       Why are the companies proposing to enter into the Share Exchange?

A: Because Glacier and Big Sky believe that the Share Exchange will provide you with substantial benefits, and will allow Big Sky to better serve its customers. Because of Glacier's financial and technology resources, Big Sky will be able to offer additional products and services, while maintaining continuity of services to its current customers. Glacier common stock is more actively traded than Big Sky common stock, and Big Sky stockholders can be expected to benefit from the increased liquidity in owning Glacier common stock. For a more complete discussion of the reasons that the board of directors of Big Sky approved the Share Exchange, see "THE SHARE EXCHANGE -- Background of and Reasons for the Share Exchange."

         THE BOARD OF DIRECTORS OF BIG SKY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSED SHARE EXCHANGE.

Q:       What will I receive in the Share Exchange?

A: Big Sky stockholders will receive 10.917 shares of Glacier common stock in exchange for each outstanding share of Big Sky common stock. If, however, Big Sky's costs in connection with the Share Exchange exceed $125,000, the number of Glacier Shares that you receive will be reduced. Glacier will not issue fractional shares, but will instead pay cash based on the market value of the fractional share of Glacier common stock. See "THE SHARE EXCHANGE -- Basic Terms of the Share Exchange."

Q:       What do I need to do now?

A: Just read this Prospectus/Proxy Statement and mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares can be represented at the Big Sky special stockholders meeting. The special stockholders meeting will take place on January 13, 1999 at ______ [a.m./p.m.]. See "BIG SKY SPECIAL STOCKHOLDERS MEETING."

Q:       Can I change my vote after I have mailed my signed proxy card?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to Big Sky at the address set forth below under "Parties to the Share Exchange -- Big Sky." Third, you can attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy. See "BIG SKY SPECIAL STOCKHOLDERS MEETING -- Voting, Solicitation, and Revocation of Proxies."

Q:       Should I send my stock certificates in now?

A: No. After the Share Exchange is completed, Glacier will send you written instructions for exchanging your stock certificates. See "THE SHARE EXCHANGE -- Exchange of Stock Certificates."

Q:       When do you expect the Share Exchange to be completed?

A: Glacier and Big Sky are working towards completing the Share Exchange as quickly as possible. In addition to Big Sky stockholder approval, certain regulatory approvals must be obtained, and there are other conditions to completing the Share Exchange. Glacier and Big Sky expect the Share Exchange to be completed by as soon as January 20, 1999. See "THE SHARE EXCHANGE -- Basic Terms of the Share Exchange."

Q:       What are the tax consequences of the Share Exchange?

A: The Share Exchange generally will be tax-free to you for federal income tax purposes. To review the tax consequences to stockholders in greater detail, see "THE SHARE EXCHANGE -- Certain Federal Income Tax Consequences of the Share Exchange."

            ADDITIONAL IMPORTANT INFORMATION ABOUT THE SHARE EXCHANGE

PARTIES TO THE SHARE EXCHANGE

         Big Sky. Big Sky is a Montana chartered commercial bank which was authorized to commence operations on March 21, 1990. Big Sky is a member of the FDIC. Big Sky engages in a general commercial banking business in Big Sky, Montana. At September 30, 1998, Big Sky had deposits of approximately $32 million and assets of approximately $40 million.

         Big Sky is located at 135 Big Sky Road, Big Sky, Montana 59716, and its telephone number is (406) 995-2321. For additional information about Big Sky and it business, see "INFORMATION CONCERNING BIG SKY."

         Glacier. Glacier is a Delaware corporation and a registered bank holding company under the federal Bank Holding Company Act of 1956, as amended. Glacier's principal business is conducted through five Montana - chartered bank subsidiaries:

         -        Glacier Bank

         -        Glacier Bank of Whitefish

         -        Glacier Bank of Eureka

         -        First Security Bank of Missoula

         -        Valley Bank of Helena

         Glacier also has one non-bank subsidiary, Community First, Inc., which offers full service brokerage services through Robert Thomas Securities, an unrelated brokerage firm.

         At September 30, 1998, Glacier's bank subsidiaries had facilities in 14 communities in Montana, operating 21 full service banking offices. At September 30, 1998, Glacier had consolidated deposits of approximately $440 million and consolidated assets of approximately $665 million. Glacier is headquartered in Kalispell, Montana, and its executive offices are at 49 Commons Loop, Kalispell, Montana 59903-0027. Its telephone number is (406) 756-4200.

         Glacier was incorporated on March 24, 1998, and is the successor corporation of another company (also named "Glacier Bancorp, Inc.") that was formed in 1990. Glacier merged with the prior corporation in July, 1998. This transaction, which was done in order to cure uncertainty about the validity of certain shares of the prior corporation's outstanding stock, is described in "INFORMATION CONCERNING GLACIER."

         Additional information concerning Glacier and its business is included in the documents that are incorporated by reference into this Prospectus/Proxy Statement. See "INFORMATION INCORPORATED BY REFERENCE." For your information and reference, Glacier's Annual Report for the year ended December 31, 1997, and its Quarterly Report for the quarter ended September 30, 1998, accompany this Prospectus/Proxy Statement.

BIG SKY SPECIAL STOCKHOLDERS MEETING

         A special meeting of Big Sky's stockholders will be held at _______[a.m./p.m.] on January 13, 1999 in the ________ room at the Best Western Buck's T-4 Lodge, ___________, Big Sky, Montana. At the Big Sky special meeting, Big Sky stockholders will be asked to approve the Share Exchange and the Share Exchange Agreement. The Share Exchange Agreement must be approved by owners of two-thirds (2/3) of all of the shares of Big Sky common stock outstanding on __________________, 1998, which is the record date for the Big Sky special meeting. See "BIG SKY SPECIAL STOCKHOLDER MEETING."

OPINION OF BIG SKY FINANCIAL ADVISOR

         Big Sky asked its financial advisor, Professional Bank Services, Inc. ("PBS") for advice on the fairness of the amount that Glacier is offering to Big Sky stockholders in the Share Exchange. PBS performed a number of analyses in which it compared the companies' historical financial performances, compared the financial terms of the Shares Exchange to other similar transactions, and analyzed other matters. PBS delivered an opinion to Big Sky that the Share Exchange is fair, from a financial point of view, to Big Sky's stockholders. This opinion will be updated to the Share Exchange effective date. PBS's opinion is described at "BACKGROUND OF AND REASONS FOR THE SHARE EXCHANGE -- Opinion of Big Sky Financial Advisor" and a copy of the opinion is attached at APPENDIX B.

CONDITIONS TO THE SHARE EXCHANGE

         To complete the Share Exchange, Glacier and Big Sky must satisfy a number of conditions in addition to approval by Big Sky stockholders, including the following:

         -        no law or injunction may effectively prohibit the Share
                  Exchange;

         - Glacier and Big Sky must receive all necessary approvals of governmental authorities;

         - Glacier and Big Sky must receive a legal opinion that the Share Exchange will be treated as a tax-free reorganization under the Internal Revenue Code; and

         - Big Sky must receive an updated opinion from PBS that the Share Exchange is fair to Big Sky's stockholders from a financial point of view.

         Additionally, Glacier may terminate the Share Exchange Agreement if the
(a) total amount of cash it would be required to pay for fractional shares and to Big Sky stockholders who dissent exceeds 10% of the total transaction purchase price, or (b) if Glacier determines that the Share Exchange will not be treated for accounting purposes as a "pooling of interests."

         Certain conditions to the Share Exchange may be waived by the company entitled to assert the condition. For a more complete discussion of the conditions to the completion of the Share Exchange, see "THE SHARE EXCHANGE -- Conditions to the Share Exchange."

AMENDMENT OR TERMINATION OF THE SHARE EXCHANGE AGREEMENT

         The Share Exchange Agreement may be amended at any time prior to the closing, if both the Glacier and Big Sky boards of directors approve. However, if any amendment would reduce or change the form of consideration that Big Sky stockholders will receive, the Big Sky stockholders will have to approve that change.

         The Share Exchange Agreement may be terminated, and the Share Exchange abandoned, at any time (even after approval by Big Sky's stockholders) if both the Glacier and Big Sky boards of directors agree to do so. Also, in certain circumstances either one of Glacier's or Big Sky's board of directors may terminate the Agreement, without the other board's consent. This would be the case, for example, if the Share Exchange has not occurred by June 30, 1999. In certain circumstances involving the termination of the Share Exchange, either Glacier or Big Sky may be required to pay the other party a termination fee. See "THE SHARE EXCHANGE -- Amendment or Termination of the Share Exchange Agreement."

COMPETING ACQUISITION PROPOSALS: BREAK-UP FEE

         In the Share Exchange Agreement, Big Sky agrees that it will not solicit or entertain acquisition offers from third parties, except as otherwise required by the fiduciary duties of its board of directors. In certain circumstances, if Big Sky is acquired by a party other than Glacier, Big Sky will be required to pay Glacier a "break-up fee" of $400,000. See "THE SHARE EXCHANGE -- Competing Acquisition Proposals: Break-up Fee."

BIG SKY CONVERTIBLE DEBENTURES

         Big Sky currently has issued and outstanding convertible debentures due December 31, 2001 in the aggregate amount of $350,000. Pursuant to their terms, holders of such debentures will be entitled to receive Glacier common stock at the time of the debentures' maturity. A portion of the purchase price will be allocated for issuance upon such maturity.
See "THE SHARE EXCHANGE -- Basic Terms of the Share Exchange".

OWNERSHIP OF BIG SKY AND GLACIER AFTER THE SHARE EXCHANGE

         After the Share Exchange, Glacier will own 100% of the stock of Big Sky. Assuming that no Big Sky stockholders exercise their dissenters' rights, the former stockholders of Big Sky will own approximately 3% of the outstanding Glacier stock after the Share Exchange.

BIG SKY DIRECTORS AND OFFICERS AFTER THE SHARE EXCHANGE

         After the Share Exchange, the management and board of directors of Big Sky will remain unchanged, except that two additional persons, to be designated by Glacier, will join the Big Sky board of directors. They will serve until the next annual stockholders' meeting of Big Sky.

ACCOUNTING TREATMENT OF THE SHARE EXCHANGE

         We expect the Share Exchange to qualify as a "pooling of interests," which means that, for accounting and financial reporting purposes, Glacier and Big Sky will be treated as if they had always been one company. See "THE SHARE EXCHANGE -- Accounting Treatment of the Share Exchange."

DISSENTERS' RIGHTS OF APPRAISAL

         You are entitled to dissent from the Share Exchange if you follow certain procedures, and if the Share Exchange occurs. If you properly dissent, you will have the right to obtain payment of the fair value of your Big Sky common stock in cash, as provided by Montana law.

         If you fail to follow exactly the procedures specified in the applicable Montana law, you will lose your rights to dissent. If you wish to dissent, you should carefully read "THE SHARE EXCHANGE -- Dissenters' Rights of Appraisal" and the copy of the applicable Montana statute, which is attached as APPENDIX C.

INTERESTS OF CERTAIN PERSONS IN THE SHARE EXCHANGE

         Certain members of Big Sky's management may be deemed to have interests in the Share Exchange in addition to their interests as stockholders of Big Sky generally. See "THE SHARE EXCHANGE -- Interests of Certain Persons in the Share Exchange."

COMPARISON OF STOCKHOLDERS' RIGHTS

         As a Big Sky stockholder, your rights are governed by Big Sky's Articles of Agreement and Bylaws, and by Montana law. After the Share Exchange you will be a Glacier stockholder, and your rights will be governed by Glacier's Certificate of Incorporation and Bylaws, and by Delaware law. See "COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF GLACIER AND BIG SKY COMMON STOCK" for a discussion of the major differences in the rights of the stockholders of the two companies. That section also explains certain provisions of Glacier's Certificate of Incorporation and Bylaws that could make a takeover of Glacier more difficult.

TRADING MARKETS

         Glacier's common stock is quoted on the NASDAQ National Market under the symbol "GBCI," and is registered as a class with the SEC under the Securities Exchange Act of 1934, as amended. Accordingly, Glacier is required to file periodic reports with the SEC and to make information about Glacier available to its stockholders and the public. See "WHERE YOU CAN FIND MORE INFORMATION."

         Big Sky is not subject to the information and reporting requirements of the 1934 Act. Big Sky's common stock is not actively traded, and is not listed on any market system. See "STOCK PRICE AND DIVIDEND INFORMATION."

                      STOCK PRICE AND DIVIDEND INFORMATION

GLACIER

         The Glacier common stock trades on the NASDAQ National Market under the symbol "GBCI," and its primary market makers are (i) Piper Jaffray Companies, Inc.; (ii) Herzog, Heine, Geduld, Inc.; (iii) S.J. Wolfe & Co.; (iv) D.A. Davidson; and (v) Wedbush Morgan Securities Inc. The respective high and low sale prices of the Glacier common stock for the periods indicated are shown below. The prices below do not include retail mark-ups, mark-downs or commissions, and may not represent actual transactions. The per share information has been adjusted retroactively for all stock dividends and splits previously issued. As of September 30, 1998, there were approximately 841 holders of record of Glacier common stock.

                                1998(1)                           1997(1)                              1996(1)
                      ---------------------------      ------------------------------       -------------------------------
                                         Cash                                 Cash                                Cash
                                        Dividends                           Dividends                           Dividends
    Period            Market Price       Declared      Market Price(2)       Declared       Market Price        Declared(3)
-----------         -----------------   ---------     ------------------    ---------      -----------------    -----------
                     High       Low                     High       Low                      High       Low
1ST QUARTER         $26.82     $21.14      $0.11       $15.00     $14.09       $0.10       $12.39     $10.75       $0.09

2ND QUARTER         $25.91     $24.09      $0.12       $19.09     $13.86       $0.11       $13.56     $11.57       $0.10

3RD QUARTER         $26.36     $20.71      $0.13       $17.73     $15.91       $0.11       $15.30     $12.27       $0.10

4TH QUARTER(4)                                         $22.73     $16.94       $0.15       $15.30     $14.09       $0.10

(1) All amounts have been adjusted to reflect the 10% stock dividend paid on October 1, 1998.
(2)      A 3-for-2 stock split was declared in April, 1997.
(3)      A 10% stock dividend was paid in May of 1996 and 1995.
(4)      Through _______________, 1998

BIG SKY

         No broker makes a market in Big Sky common stock, and the trades that have occurred cannot be characterized as amounting to an established public trading market. Big Sky common stock is traded by individuals on a personal basis and is not listed on any exchange or traded on the over-the-counter market, and the prices reported reflect only the transactions known to management. The data below include trades between individual investors, as reported to Big Sky as its own transfer agent. Due to the limited information available, the following data may not accurately reflect the actual market value of Big Sky common stock.

                                                                                   Stock Prices
                                 Number of Shares           No. of              -------------------          Cash Dividends
           Period               Reported as Traded       Transactions           High            Low              Paid
           ------               ------------------       ------------           ----            ---          --------------
   1998 (THROUGH 9/30/98)               39                    1                $145.00         $145.00           $4.50

           1997(1)                       0                    0                  N/A             N/A             $4.50

            1996                       197                    4                $130.00         $130.00           $4.50

(1) Big Sky issued 7,150 shares of common stock in November, 1997 at $140.00 per share.


RECENT STOCK PRICE DATA

         The following table sets forth the closing price per share of (1) Glacier common stock, as reported on the NASDAQ National Market and Big Sky common stock, on October 20, 1998 (the last full trading day prior to the public announcement of the execution of the Share Exchange) and on _____________, 1998, the most recent date for which it is practicable to obtain market price data prior to the printing of this Prospectus/Proxy Statement.

HOLDERS OF BIG SKY COMMON STOCK ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR SHARES OF GLACIER COMMON STOCK.

CLOSING PRICE PER SHARE:                                     October 20, 1998                ___________, 1998
                                                             ----------------                -----------------
         Glacier common stock                                     $ 20.25

         Big Sky common stock(1)                                   145.00

         Big Sky Financial Equivalent Pro Forma(2)


(1) There are no publicly available quotations of Big Sky common stock. The market price per share as of October 20, 1998, and _______________, 1998, respectively (quoted above), represent the purchase prices known to Big Sky's management to have been paid for Big Sky common stock in the last transaction prior to such dates.

(2) Giving effect for the Share Exchange and computed by multiplying the closing price per share of Glacier common stock by the Share Exchange exchange ratio.

                        EQUIVALENT PER COMMON SHARE DATA

                                                         GLACIER                         BIG SKY
                                             -------------------------------- ------------------------------
                                                                Pro Forma
                                                                Combined                        Pro Forma
                                               Historical      Corporation      Historical     Equivalent
                                             --------------- ---------------- --------------- --------------
BOOK VALUE PER SHARE (1)
  September 30, 1998                             $8.82             $8.94          $147.80          $97.60
  December 31, 1997                              $7.98             $8.11          $143.47          $88.57
  December 31, 1996                              $7.09             $7.18          $132.71          $78.35
  December 31, 1995                              $6.34             $6.43          $127.34          $70.24

BASIC EARNINGS PER SHARE (2)
  September 30, 1998                             $0.97             $0.97            $9.05          $10.57
  December 31, 1997                              $1.24             $1.24           $13.01          $13.58
  December 31, 1996                              $1.03             $1.03            $9.06          $11.21
  December 31, 1995                              $1.08             $1.08           $17.35          $11.84

DILUTED EARNINGS PER SHARE (3)
  September 30, 1998                             $0.95             $0.95            $8.92          $10.35
  December 31, 1997                              $1.22             $1.22           $12.08          $13.33
  December 31, 1996                              $1.02             $1.01            $8.71          $11.07
  December 31, 1995                              $1.07             $1.08           $15.35          $11.78

CASH DIVIDENDS DECLARED PER SHARE
  September 30, 1998                             $0.32             $0.31            $0.00           $3.40
  December 31, 1997                              $0.47             $0.47            $4.50           $5.14
  December 31, 1996                              $0.38             $0.38            $4.50           $4.17
  December 31, 1995                              $0.34             $0.34            $4.50           $3.69

--------------------

(1) Book value per share is calculated by dividing the total actual historical and pro forma equity as of the date indicated by the actual historical and pro forma number of shares outstanding as of the same date.

(2) Earnings per share is calculated by dividing total actual historical and pro forma net income for the periods ended by the actual historical and pro forma weighted average number of shares of common stock for the period indicated.

(3) Diluted earnings per share includes the net increase in shares if all outstanding stock options were exercised, using the treasury stock method.

                             SELECTED FINANCIAL DATA

PRO FORMA GLACIER BANCORP, INC. AND BIG SKY WESTERN BANK (UNAUDITED)

         The following table presents unaudited information concerning certain financial information and ratios on a pro forma basis giving effect to the proposed Share Exchange on a pooling of interests accounting basis. The pro forma combined information are presented as if the Share Exchange had been consummated at the beginning of the earliest period presented. Any adjustments necessary to prepare this information have been of a normal recurring nature.

         The information is qualified in its entirety by reference to more detailed financial information and financial statements presented elsewhere in this Prospectus/Proxy Statement. Dollar amounts are in thousands, except per share data.

                                                 Nine Months Ended
                                                   September 30,           Year ended December 31,
                                                                          -------------------------
                                                 1998          1997          1997          1996
                                              ----------    ----------    ----------    ----------
SUMMARY OF OPERATIONS:
   Interest income ........................   $   40,300        38,363        51,658        47,675
   Interest expense .......................       17,880        17,402        23,296        21,426
                                              ----------    ----------    ----------    ----------
     Net interest income ..................       22,420        20,961        28,362        26,249
   Provision for loan losses ..............        1,094           669           889           949
                                              ----------    ----------    ----------    ----------
     Net interest income after provision
     for loan losses ......................       21,326        20,292        27,473        25,300
   Non-interest income ....................        9,034         7,372        10,163         9,847
   Non-interest expense ...................       17,340        15,941        21,427        21,158
                                              ----------    ----------    ----------    ----------
     Earnings before income taxes .........       13,020        11,723        16,209        13,989
   Income taxes ...........................        4,880         4,352         5,973         5,662
                                              ----------    ----------    ----------    ----------
     Net earnings .........................        8,140         7,371        10,236         8,327
                                              ==========    ==========    ==========    ==========
PER SHARE DATA:
   Basic earnings per common share(1) .....         0.97          0.90          1.24          1.03
   Diluted earnings per common share(1) ...         0.95          0.90          1.22          1.01
   Dividends declared per share(1) ........         0.32          0.31          0.47          0.38
   Period end book value ..................         8.94          7.73          8.11          7.18
   Average common shares outstanding(1) ...    8,408,904     8,226,310     8,230,551     8,112,991
SUMMARY OF FINANCIAL CONDITION:
   Total assets ...........................   $  704,400       674,286       681,523       637,710
   Investment securities ..................      100,105       121,739       122,749       122,866
   Loans receivable, net ..................      507,669       478,380       486,292       447,169
   Total deposits .........................      471,290       430,254       428,446       398,511
   Total borrowed funds ...................      156,736       179,834       175,908       165,358
   Stockholders' equity ...................       76,374        64,198        67,702        58,225
FINANCIAL RATIOS:
   Return on:
     Average Assets .......................         1.57%         1.45%         1.55%         1.38%
     Beginning stockholders' equity .......        16.03%        16.88%        19.47%        18.70%
   Equity as a percentage of total assets .        10.84%         9.52%         9.93%         9.13%
   Dividend payout ratio ..................        33.06%        34.90%        37.50%        30.68%
   Efficiency ratio .......................        55.13%        56.26%        55.62%        58.62%
   Net loans to total assets ..............        72.07%        70.95%        71.35%        70.12%
   Net interest margin on average earning
     assets (tax equivalent) ..............         4.95%         4.62%         4.72%         4.75%
   Nonperforming assets to total assets ...         0.47%         0.21%         0.24%         0.34%
   Allowance for loan losses to
     total loans ..........................         0.91%         0.89%         0.87%         0.86%
   Allowance for loan losses to
     nonperforming assets .................          139%          301%          264%          181%


                                                       Year ended December 31,
                                              --------------------------------------
                                                 1995         1994          1993
                                              ----------    ----------    ----------
SUMMARY OF OPERATIONS:
   Interest income ........................       42,358        33,557        30,256
   Interest expense .......................       18,346        13,200        12,269
                                              ----------    ----------    ----------
     Net interest income ..................       24,012        20,357        17,987
   Provision for loan losses ..............          611           318           270
                                              ----------    ----------    ----------
     Net interest income after provision
     for loan losses ......................       23,401        20,039        17,717
   Non-interest income ....................        8,860         8,111         9,002
   Non-interest expense ...................       17,733        15,735        14,513
                                              ----------    ----------    ----------
     Earnings before income taxes .........       14,528        12,415        12,206
   Income taxes ...........................        5,688         4,854         4,663
                                              ----------    ----------    ----------
     Net earnings .........................        8,840         7,561         7,543
                                              ==========    ==========    ==========
PER SHARE DATA:
   Basic earnings per common share(1) .....         1.08          0.94          0.94
   Diluted earnings per common share(1) ...         1.08           N/A           N/A
   Dividends declared per share(1) ........         0.34          0.21          0.18
   Period end book value ..................         6.43          5.37          4.76
   Average common shares outstanding(1) ...    8,151,683     8,059,400     8,046,139
SUMMARY OF FINANCIAL CONDITION:
   Total assets ...........................      566,043       489,403       416,815
   Investment securities ..................      109,200        86,795        76,041
   Loans receivable, net ..................      398,084       355,947       296,653
   Total deposits .........................      350,942       313,643       294,239
   Total borrowed funds ...................      149,427       121,533        74,651
   Stockholders' equity ...................       52,503        43,870        38,671
FINANCIAL RATIOS:
   Return on:
     Average Assets .......................         1.69%         1.67%         1.81%
     Beginning stockholders' equity .......        22.83%        19.55%        21.64%
   Equity as a percentage of total assets .         9.28%         8.96%         9.28%
   Dividend payout ratio ..................        31.48%        22.89%        18.85%
   Efficiency ratio .......................        53.95%        55.27%        53.77%
   Net loans to total assets ..............        70.33%        72.73%        71.17%
   Net interest margin on average earning
     assets (tax equivalent) ..............         4.97%         4.90%         5.13%
   Nonperforming assets to total assets ...         0.19%         0.23%         0.15%
   Allowance for loan losses to
     total loans ..........................         0.91%         0.93%         1.00%
   Allowance for loan losses to
     nonperforming assets .................          334%          297%          492%


(1) Revised for stock splits and dividends. Includes shares to be issued to Big Sky Western Bank.

GLACIER BANCORP, INC.

         The following table presents unaudited information concerning certain financial information and ratios for Glacier Bancorp, Inc. Dollar amounts are in thousands, except per share data.

                                                Nine Months Ended
                                                  September 30,                          Year ended December 31,
                                                                      ----------------------------------------------------------
                                                 1998        1997        1997        1996        1995        1994        1993
                                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
SUMMARY OF OPERATIONS:
   Interest income ........................   $   36,388      36,682      49,381      45,915      40,987      32,651      29,588
   Interest expense .......................       16,895      16,532      22,134      20,521      17,752      12,893      12,050
                                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
     Net interest income ..................       21,493      20,150      27,247      25,394      23,235      19,758      17,538
   Provision for loan losses ..............        1,055         601         807         880         581         295         239
                                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
     Net interest income after provision
     for loan losses ......................       20,438      19,549      26,440      24,514      22,654      19,463      17,299
   Non-interest income ....................        8,536       6,977       9,615       9,540       8,550       7,805       8,655
   Non-interest expense ...................       16,237      14,988      20,093      20,215      17,004      15,033      13,910
                                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
     Earnings before income taxes .........       12,737      11,538      15,962      13,839      14,200      12,235      12,044
   Income taxes ...........................        4,782       4,288       5,908       5,632       5,577       4,815       4,647
                                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
     Net earnings .........................        7,955       7,249      10,054       8,207       8,623       7,420       7,397
                                              ==========  ==========  ==========  ==========  ==========  ==========  ==========
PER SHARE DATA:
   Basic earnings per common share(1) .....         0.97        0.90        1.24        1.03        1.08        0.94        0.93
   Diluted earnings per common share(1) ...         0.95        0.88        1.22        1.02        1.07         N/A         N/A
   Dividends declared per share(1) ........         0.32        0.32        0.47        0.38        0.34        0.22        0.18
   Period end book value ..................         8.82        7.71        7.98        7.09        6.34        5.39        4.75
   Average common shares outstanding(1) ...    8,186,197   8,073,843   8,077,985   7,968,341   8,015,002   7,950,300   7,937,039
SUMMARY OF FINANCIAL CONDITION:
   Total assets ...........................   $  664,463     644,023     648,709     608,467     546,675     475,314     406,097
   Investment securities ..................       94,200     114,713     116,120     117,746     104,960      83,668      73,468
   Loans receivable, net ..................      487,197     459,042     466,917     429,362     386,476     346,991     290,473
   Total deposits .........................      439,539     406,251     402,997     371,571     335,684     302,265     285,074
   Total borrowed funds ...................      151,565     175,431     171,470     164,813     147,004     119,855      74,078
   Stockholders' equity ...................       73,359      62,341      64,775      56,467      50,816      42,837      37,691
FINANCIAL RATIOS:
   Return on:
     Average Assets .......................         1.59%       1.57%       1.60%       1.42%       1.70%       1.69%       1.89%
     Beginning stockholders' equity .......        15.37%      16.96%      17.81%      16.15%      20.13%      19.69%      22.75%
   Equity as a percentage of total assets .        11.04%       9.68%       9.99%       9.28%       9.30%       9.01%       9.28%
   Dividend payout ratio ..................        32.99%      35.56%      37.27%      30.40%      22.53%      22.92%      18.90%
   Efficiency ratio .......................        54.07%      55.25%      54.51%      57.87%      53.50%      54.54%      53.11%
   Net loans to total assets ..............        73.32%      71.28%      71.98%      70.56%      70.70%      73.00%      71.53%
   Net interest margin on average earning
     assets (tax equivalent) ..............         4.96%       4.65%       4.73%       4.76%       4.96%       4.88%       5.14%
   Nonperforming assets to total assets ...         0.51%       0.22%       0.23%       0.34%       0.20%       0.27%       0.25%
   Allowance for loan losses to
     total loans ..........................         0.89%       0.88%       0.86%       0.86%       0.91%       0.93%       1.00%
   Allowance for loan losses to
     nonperforming assets .................          130%        285%        250%        173%        323%        289%        481%

----------

(1)      Revised for stock splits and dividends.

BIG SKY WESTERN BANK

         The following table presents unaudited information concerning certain financial information and ratios for Big Sky. The information is qualified in its entirety by reference to more detailed financial information and financial statements presented elsewhere in this Prospectus/Proxy Statement. Dollar amounts are in thousands, except per share data.

                                                Nine Months Ended
                                                  September 30,                          Year ended December 31,
                                                                    ---------------------------------------------------
                                               1998       1997       1997       1996       1995        1994      1993
                                              -------    -------    -------    -------    -------    -------    -------
SUMMARY OF OPERATIONS:
   Interest income ........................   $ 1,912      1,681      2,277      1,760      1,371        906        668
   Interest expense .......................       985        870      1,162        905        594        307        219
                                              -------    -------    -------    -------    -------    -------    -------
     Net interest income ..................       927        811      1,115        855        777        599        449
   Provision for loan losses ..............        39         68         82         69         30         23         31
                                              -------    -------    -------    -------    -------    -------    -------
     Net interest income after provision
     for loan losses ......................       888        743      1,033        786        747        576        418
   Non-interest income ....................       498        395        548        307        310        306        347
   Non-interest expense ...................     1,103        953      1,334        943        729        702        603
                                              -------    -------    -------    -------    -------    -------    -------
     Earnings before income taxes .........       283        185        247        150        328        180        162
   Income taxes ...........................        98         64         65         30        111         39         16
                                              -------    -------    -------    -------    -------    -------    -------
     Net earnings .........................       185        121        182        120        217        141        146
                                              =======    =======    =======    =======    =======    =======    =======
PER SHARE DATA:
   Basic earnings per common share ........      9.05       8.66      13.01       9.06      17.35      14.10      14.60
   Diluted earnings per common share ......      8.92       7.34      12.08       8.71      15.35      14.10      14.60
   Dividends declared per share ...........      0.00       0.00       4.50       4.50       4.50       3.00       2.40
   Period end book value ..................    147.80     140.15     143.47     132.71     127.34     103.30      98.00
   Average common shares outstanding ......    20,400     13,975     13,975     13,250     12,520     10,000     10,000
SUMMARY OF FINANCIAL CONDITION:
   Total assets ...........................   $39,937     30,263     32,814     29,243     19,368     14,089     10,718
   Investment securities ..................     5,905      7,026      6,629      5,120      4,240      3,127      2,573
   Loans receivable, net ..................    20,472     19,338     19,375     17,807     11,608      8,956      6,180
   Total deposits .........................    31,751     24,003     25,449     26,940     15,258     11,378      9,165
   Total borrowed funds ...................     5,171      4,403      4,438        545      2,423      1,678        573
   Stockholders' equity ...................     3,015      1,857      2,927      1,758      1,687      1,033        980
FINANCIAL RATIOS:
   Return on:
     Average Assets .......................      0.70%      0.51%      0.59%      0.49%      1.30%      1.14%      0.55%
     Beginning stockholders' equity .......      8.43%      9.18%     10.35%      7.11%     21.01%     14.39%      6.23%
   Equity as a percentage of total assets .      7.55%      6.14%      8.92%      6.01%      8.71%      7.33%      9.14%
   Dividend payout ratio ..................      0.00%      0.00%     34.59%     49.69%     25.94%     21.28%     16.44%
   Efficiency ratio .......................     77.40%     79.02%     80.22%     81.15%     67.07%     77.57%     75.75%
   Net loans to total assets ..............     51.26%     63.90%     59.04%     60.89%     59.93%     63.57%     57.66%
   Net interest margin on average earning
     assets (tax equivalent) ..............      4.69%      4.13%      4.56%      4.41%      5.56%      5.75%      5.13%
   Nonperforming assets to total assets ...      0.00%      0.00%      0.02%      0.00%      0.00%      0.00%      0.00%
   Allowance for loan losses to
     total loans ..........................      1.37%      1.23%      1.28%      0.96%      1.03%      1.01%      1.09%
   Allowance for loan losses to
     nonperforming assets .................       N/M        N/M       4200%       N/M        N/M        N/M        N/M

                      BIG SKY SPECIAL STOCKHOLDERS MEETING

DATE, TIME, PLACE

         The Big Sky special meeting of stockholders will be held on January 13, 1999, at ______ [a.m./p.m.] local time, in the ______ room at the Best Western Buck's T-4 Lodge, ______, Big Sky, Montana.

PURPOSE

         The purposes of the Big Sky special meeting are as follows: (i) to consider and vote upon approval of the Share Exchange Agreement, and (ii) to act upon other matters, if any, that may properly come before the Big Sky special meeting.

RECORD DATE; SHARES OUTSTANDING AND ENTITLED TO VOTE

         The Big Sky board of directors has fixed _______ p.m. on ______________, 1998 as the Big Sky record date for determining the holders of shares of Big Sky common stock entitled to notice of and to vote at the Big Sky special meeting. At the close of business on the Big Sky record date, there were 20,400 shares of Big Sky common stock issued and outstanding held by approximately 149 holders of record. Holders of record of Big Sky common stock on the Big Sky record date are entitled to one vote per share, and are also entitled to exercise dissenters' rights if certain procedures are followed. See "THE SHARE EXCHANGE -- Dissenters' Rights of Appraisal" and APPENDIX C.

VOTE REQUIRED

         The affirmative vote of two-thirds of all shares of Big Sky common stock outstanding on the Big Sky record date is required to approve the Share Exchange Agreement. Big Sky's stockholders are entitled to one vote for each share of Big Sky common stock held. The presence of at least sixty percent (60%) of the outstanding shares of Big Sky common stock in person or by proxy is necessary to constitute a quorum of stockholders for the Big Sky special meeting. For this purpose, abstentions and broker nonvotes (that is, proxies from brokers or nominees indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominees do not have discretionary power to vote) are counted in determining the shares present at a meeting. For voting purposes, however, only shares affirmatively voted for the approval of the Share Exchange Agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether the Share Exchange Agreement is approved by the holders of Big Sky common stock. As a consequence, abstentions and broker nonvotes will have the same effect as votes against approval of the Share Exchange Agreement.

VOTING, SOLICITATION, AND REVOCATION OF PROXIES

         If the enclosed proxy is duly executed and received in time for the Big Sky special meeting, it will be voted in accordance with the instructions given. If no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR THE APPROVAL OF THE SHARE EXCHANGE AGREEMENT AND IN THE PROXY'S DISCRETION ON ANY OTHER MATTER COMING BEFORE THE MEETING, unless otherwise directed by the proxy. Any proxy given by a stockholder may be revoked before its exercise by written notice to the Secretary of Big Sky, or by a subsequently dated proxy, or in open meeting before the stockholder vote is taken. The shares represented by properly executed, unrevoked proxies will be voted in accordance with the instructions in the proxy. Stockholders are entitled to one vote for each share of Big Sky common stock held on the Big Sky record date.

         The proxy for the Big Sky special meeting is being solicited on behalf of the Big Sky board of directors. Big Sky will bear the cost of solicitation of proxies from its stockholders. In addition to using the mails, proxies may be solicited by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. Officers and other employees of Big Sky may solicit proxies personally. Big Sky does not expect to pay any compensation for the solicitation of proxies, but will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

                BACKGROUND OF AND REASONS FOR THE SHARE EXCHANGE

BACKGROUND OF THE SHARE EXCHANGE

         In June 1998, Mr. Fred Flanders (President and CEO of Valley Bank of Helena, a Glacier subsidiary) approached Mr. Robert Kester (Chairman of Big Sky) regarding Big Sky's interest in pursuing a merger or similar transaction with Glacier. Mr. Kester indicated that Big Sky would be receptive to discussions. A variety of issues were discussed, including Valley Bank's experience with Glacier, the prospects for a combined institution going forward and the various market areas served by each institution.

         As a result of those discussions, certain members of Glacier's management team, including Mr. Flanders, Mr. Michael Blodnick (President and Chief Executive Officer of Glacier) and Mr. William Bouchee (President and Chief Executive Officer of First Security Bank of Missoula, a Glacier subsidiary) met with representatives of Big Sky, including Mr. Kester and Mr. Michael Richards (President of Big Sky). Discussion at that meeting on July 14, 1998 centered on background information of the two companies, the community banking philosophy shared by the two institutions, the potential benefits of a consolidation transaction, management values and strategies, and prospects for future growth. Following the meeting, both parties exchanged financial and other information regarding their respective companies. Glacier officials, in conjunction with D.A. Davidson & Co., Glacier's investment banking advisor, prepared pro forma combined financial schedules and had several telephone discussions with Mr. Richards regarding Big Sky. A follow-up meeting was scheduled for August 13 to discuss preliminary values and potential structures for the transaction.

         Messrs. Blodnick, Bouchee and Flanders met with Messrs. Kester and Richards on August 13, 1998 in Butte, Montana. Discussions at this meeting centered on possible pricing and structure of a transaction and the process going forward. At the conclusion of the meeting, the Big Sky representatives expressed an interest in receiving a written proposal from Glacier as to the proposed terms of a transaction with Glacier. A confidentiality agreement was executed by the Big Sky Board and delivered to Mr. Blodnick at the meeting.

         On September 8, 1998, Messrs. Blodnick and Bouchee, along with a representative from D.A. Davidson, met with Messrs. Kester and Richards, who were accompanied by a representative from PBS. Big Sky had engaged PBS in August, 1998 to provide financial advisory services. The discussion centered on the proposed terms, as outlined in the term sheet submitted by Glacier, as well as certain transaction structure and timing considerations. After discussion, Glacier agreed to consider certain modifications to the terms of the proposed share exchange.

         On September 16, 1998, Big Sky held a board of directors meeting where the general terms of the term sheet were approved. A representative of PBS participated in that meeting and was authorized by the board to complete negotiations on the final term sheet.

         On October 7, 1998, at a special Big Sky board of directors meeting, in which a representative of PBS participated by conference call, the Big Sky board of directors discussed the recent trading price drop of bank stocks generally, which had caused the trading price of Glacier to fall below the previously agreed "collar" price of $22.50 per share. The Big Sky board of directors approved the amendment of the pricing terms proposed by Glacier, for an exchange of 250,000 shares of Glacier common stock for all the Big Sky common stock shares.

         The Big Sky executive committee met on October 15, 1998 to approve the definitive Share Exchange Agreement and to authorize the Chairman to sign it and to present it to Big Sky's board of directors for their approval and signatures.

         The Glacier board met on October 20, 1998 to approve the definitive Share Exchange Agreement. Following that board meeting, the Chairman of Big Sky and the President of Glacier met to sign the Share Exchange Agreement. Their respective legal counsel were present at the meetings. Following the close of trading on October 20, the parties issued a press release announcing the signing of the definitive Share Exchange Agreement.

         Subsequent to the execution of the Share Exchange Agreement, the parties decided to make certain clarifying and technical changes to the Share Exchange Agreement. These changes are reflected in the First Amendment of Plan and Agreement of Share Exchange, dated as of November 25, 1998 (the "Amendment"). The Big Sky board approved the Amendment on November 18, 1998, and the Glacier board approved the Amendment on November 25, 1998. The Amendment is attached to this Prospectus/Proxy Statement at APPENDIX A, immediately following the Share Exchange Agreement.

REASONS FOR THE SHARE EXCHANGE - BIG SKY

         The Big Sky board of directors believes that the terms of the Share Exchange Agreement are fair and in the best interests of Big Sky and its stockholders. In reaching a decision on the Share Exchange Agreement, the Big Sky board considered numerous factors taken as a whole, none of which were accorded any particular or relative weight, and consulted with legal, tax, accounting and financial advisors as well as Big Sky senior management. The factors considered included:

         - the fairness opinion of PBS with respect to the Share Exchange Agreement;

         - the federal tax treatment to Big Sky stockholders of the proposed transaction which provides for tax deferred treatment of the exchange of stock contemplated by the Share Exchange Agreement;

         - the liquidity of Glacier common stock as a result of the public market available for the trading of Glacier common stock and the comparatively more limited liquidity of Big Sky common stock;

         - the increased financial and technology resources of Glacier that will be available to Big Sky following the Share Exchange;

         - the financial, business and other prospects of Glacier in its existing markets and in the markets served by Big Sky;

         - the compatibility of Big Sky and Glacier senior management and the opportunity for continuity of employment of Big Sky employees following consummation of the Share Exchange;

         - the enhancement of Big Sky stockholder value anticipated by reason of the issuance of the shares of Glacier common stock in exchange for Big Sky common stock in the Share Exchange;

         - the availability and continuity of services to existing Big Sky customers and the Big Sky and Bozeman communities served by Big Sky;

         - the competitive nature of the commercial banking industry and the markets served by Big Sky; and

         -        the future business and other prospects of Big Sky.

         Pursuant to a resolution adopted at a meeting on November 18, 1998, the Big Sky board of directors determined that the Share Exchange Agreement is in the best interests of Big Sky and its stockholders, and unanimously ratified and approved the Share Exchange Agreement, as amended.

OPINION OF BIG SKY FINANCIAL ADVISOR

         Professional Bank Services, Inc. ("PBS") was engaged by the Big Sky Board to advise the Board as to the fairness of the consideration, from a financial perspective, to be received by the Big Sky shareholders as set forth in the Share Exchange Agreement between Glacier and Big Sky.

         Professional Bank Services, Inc. is a bank consulting firm with offices in Louisville, Washington, D.C., Chicago and Nashville. As part of its investment banking business, PBS is regularly engaged in reviewing the fairness of financial institution acquisition transactions from a financial perspective and in the valuation of financial institutions and other businesses and their securities in connection with mergers, acquisitions, estate settlements, and other transactions. Neither PBS nor any of its affiliates has a material financial interest in Big Sky or Glacier. PBS was selected to advise Big Sky's Board based upon its familiarity with Montana financial institutions and knowledge of the banking industry as a whole.

         PBS performed certain analyses described herein and presented the range of values for Big Sky resulting from such analyses to the Big Sky Board in connection with its advice as to the fairness of the consideration to be paid by Glacier.

         A Fairness Opinion of PBS dated October 19, 1998 was delivered to the Chairman of the Board of Directors of Big Sky and has been updated as of the date of this Prospectus/Proxy Statement. The Fairness Opinion will be updated to the Share Exchange effective date as well. A copy of the Fairness Opinion, which includes a summary of the assumptions made and information analyzed in deriving the Fairness Opinion, is attached as APPENDIX B to this Prospectus/Proxy Statement and should be read in its entirety.

         In arriving at its Fairness Opinion, PBS reviewed certain publicly available business and financial information relating to Big Sky and Glacier. PBS considered certain financial and stock market data of Big Sky and Glacier, compared that data with similar data for certain other publicly-held bank holding companies and considered the financial terms of certain other comparable bank transactions in the states of Montana, Colorado, Idaho, Kansas, Nevada, North Dakota, South Dakota, Utah and Wyoming (the "Regional Area") that had recently been effected. PBS also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. In connection with its review, PBS did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by PBS were based on assumptions believed by PBS to be reasonable and to reflect currently available information. PBS did not make an independent evaluation or appraisal of the assets of Big Sky or Glacier.

         As part of preparing its Fairness Opinion, PBS performed a due diligence review of Glacier on October 8-9, 1998. As part of its due diligence, PBS reviewed the following items: minutes of the Board of Directors meetings from January 1997 through August 1998; reports filed with the Securities and Exchange Commission by Glacier on Forms 10-K, 8-K and 10-Q for the years ending December 31, 1996 and 1997 and year-to-date 1998; reports of independent auditors and management letters and response thereto, for the year ending December 31, 1996 and 1997; the most recent analysis and calculation of allowance for loan and lease losses for Glacier; internal loan review reports; investment portfolio activity reports; asset quality reports; Uniform Holding Company Report for Glacier as of June 30,1998; December 31, 1997 and June 30, 1998 reports of Condition and Income for Glacier and its affiliate banks; and discussion of pending litigation and other issues with senior management of Glacier.

         PBS reviewed and analyzed the historical performance of Big Sky contained in: the June 30, 1998 and December 31, 1997 Consolidated Reports of Condition and Income filed by Big Sky with the FDIC; June 30, 1998 Uniform Bank Performance Report of Big Sky; financial data of Big Sky supplied by SNL Securities LC. Financial Datasource; historical common stock trading activity of Big Sky; and schedules of Big Sky's premises and other fixed assets. PBS reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this opinion. In review of the aforementioned information, PBS took into account its assessment of general market and financial conditions, its experience in other similar transactions, and its knowledge of the banking industry generally.

         In connection with rendering its Fairness Opinion and preparing its written and oral presentation to the Big Sky Board, PBS performed a variety of financial analyses, including those summarized herein. This summary does not purport to be a complete description of the analyses performed by PBS in this regard. The preparation of a Fairness Opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, PBS believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, PBS made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Big Sky's or Glacier's control. The analyses performed by PBS are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the process by which businesses actually may be sold.

         Acquisition Comparison Analysis: In performing this analysis, PBS reviewed all bank acquisition transactions in the states of Montana, Colorado, Idaho, Kansas, Nevada, North Dakota, South Dakota, Utah and Wyoming (the "Regional Area") since 1990. There were 273 bank acquisition transactions in the Regional Area announced since 1990 for which detailed financial information was available. The purpose of the analysis was to obtain an evaluation range based on these Regional Area bank acquisition transactions. Median multiples of earnings and book value implied by the comparable transactions were utilized in obtaining a range for the acquisition value of Big Sky. As part of its review of recent Regional Area bank transactions, PBS performed separate comparable analyses for acquisitions of banks which, like Big Sky, were located in the State of Montana, had an equity-to-asset ratio between 7.50% and 9.50%, had total assets between $25.0 - $50.0 million, had a return on average assets ("ROAA") between 0.50% - 1.00%, had a return on average equity ("ROAE") between 6.00% - 10.00% and bank transactions effected in the Regional Area since January 1, 1996. The median values for the 273 Regional Area acquisitions expressed as multiples of both book value and earnings were 1.55 and 12.12, respectively. The median multiples of book value and earnings for acquisitions of Regional Area banks which, like Big Sky, were located in the State of Montana were 1.68 and 11.38, respectively. For acquisitions of Regional Area banks which, like Big Sky, had an equity-to-asset ratio between 7.50% and 9.50%, the median multiples of book value and earnings were 1.51 and 10.91, respectively. For acquisitions of Regional Area banks with assets between $25.0 - $50.0 million the median multiples were 1.49 and 11.82. For Regional Area acquisitions of banks with a ROAA between 0.50% - 1.00%, the median multiples of book value and earnings were
1.32 and 12.46, respectively. For Regional Area acquisitions of banks with a ROAE between 6.00% - 10.00%, the median multiples of book value and earnings were 1.19 and 13.25, respectively. The median multiples of book value and earnings for acquisitions of Regional Area banks since January 1, 1996 were 2.24 and 14.02, respectively.

         In the proposed transaction and subject to adjustment for Big Sky's convertible debentures outstanding on the closing date (as provided in Section
1.2.3 of the Share Exchange Agreement), Big Sky shareholders (except shareholders who exercise their dissenter's rights) will receive in aggregate 222,707 Glacier common shares for all 20,400 Big Sky common shares outstanding or 10.917 Glacier common shares per Big Sky common share. In addition, Glacier will allocate 27,293 shares of Glacier common stock for issuance, and will assume the obligation to issue such shares, upon conversion of the outstanding Big Sky debentures due December 31, 2001 at the same exchange ratio to be applied to outstanding Big Sky common stock. At the close of trading, on October 16, 1998, the average of the bid/ask price for Glacier common stock on the National Association of Securities Dealers Automated Quotation System was $20.375 per share. Utilizing this average price of $20.375 per Glacier common share, the proposed consideration to be received represents an aggregate value of $5,093,750 or $222.43 per Big Sky common share. The $222.43 per Big Sky common share represents a multiple of Big Sky's June 30, 1998 adjusted book value and a multiple of Big Sky's budgeted December 31, 1998 earnings of 1.55 and 18.63 respectively.

         The market value of the proposed transaction's percentile ranking was prepared and analyzed with respect to the above Regional Area comparable transactions group. Compared to all Regional Area bank transactions, the acquisition value ranks in the 49th percentile as a multiple of book value and in the 84th percentile as a multiple of earnings. Compared to Regional Area transactions where the acquired bank was located in the State of Montana, the proposed acquisition value ranks in the 40th percentile as a multiple of book value and the 100th percentile as a multiple of earnings. Compared to Regional Area bank transactions where the acquired institution had an equity-to-asset ratio between 7.50% and 9.50%, the acquisition value ranks in the 51st percentile as a multiple of book value and the 85th percentile as a multiple of earnings. For Regional Area bank acquisitions where the acquired institution had between $25.0 - $50.0 million in assets, the acquisition value ranks in the 56th percentile as a multiple of book value and the 81st percentile as a multiple of earnings. For Regional Area bank transactions where the acquired institution had a ROAA between 0.50% and 1.00%, the acquisition value ranks in the 70th percentile as a multiple of book value and the 87th percentile as a multiple of earnings. For Regional Area bank transactions where the acquired institution had a ROAE between 6.00% and 10.00%, the acquisition value ranks in the 83rd percentile as a multiple of book value and the 82nd percentile as a multiple of earnings. For Regional Area bank transactions effected since January 1, 1996, the acquisition value ranks in the 25th percentile as a multiple of book value and in the 76th percentile as a multiple of earnings.

         Adjusted Net Asset Value Analysis: PBS reviewed Big Sky's balance sheet data to determine the amount of material adjustments required to the stockholders' equity of Big Sky based on differences between the market value of Big Sky's assets and their value reflected on Big Sky's financial statements. PBS determined that three adjustments were warranted. Equity was increased $30,000 to reflect the after tax appreciation in Big Sky's held to maturity securities portfolio. Equity was reduced by $28,000 to reflect goodwill on Big Sky's balance sheet. PBS also reflected a value of the non-interest bearing demand deposits of approximately $1,484,000. The aggregate adjusted net asset value of Big Sky was determined to be $4,772,000 or $208.38 per Big Sky common share.

         Discounted Earnings Analysis: A dividend discount analysis was performed by PBS pursuant to which a range of values of Big Sky was determined by adding (i) the present value of estimated future dividend streams that Big Sky could generate over a five-year period and (ii) the present value of the "terminal value" of Big Sky's earnings at the end of the fifth year. The "terminal value" of Big Sky's earnings at the end of the five-year period was determined by applying a multiple of 11.82 times the projected terminal year's earnings. The 11.82 multiple represents the median price paid as a multiple of earnings for all Regional Area bank transactions where the acquired institution had assets between $25.0 - $50.0 million.

         Dividend streams and terminal values were discounted to present values using a discount rate of 12%. This rate reflects assumptions regarding the required rate of return of holders or buyers of Big Sky's common stock. The aggregate value of Big Sky, determined by adding the present value of the total cash flows, was $4,071,000 or $177.78 per share. In addition, using the five-year projection as a base, a twenty-year projection was prepared assuming an annual growth rate of 10.0%, and an initial return on assets of 0.75% in year one increasing to 0.95% by year five and after. Dividends were assumed to increase from 40.0% of income in years one through five to 50.0% of income for years six through twenty. This long-term projection resulted in an aggregate value of $4,795,000 or $209.39 per Big Sky common share.

         Specific Acquisition Analysis: PBS valued Big Sky based on an acquisition analysis assuming a "break-even" earnings scenario to an acquiror as to price, current interest rates and amortization of the premium paid. Based on this analysis, an acquiring institution would pay in aggregate $4,391,168, or $191.75 per share, assuming they were willing to accept no impact to their net income in the initial year. This analysis was based on a funding cost of 7.0% adjusted for taxes, amortization of the acquisition premium over 15 years and a budgeted, December 31, 1998 earnings level of $273,476. This analysis was repeated assuming a potential acquiror would attain non-interest expense reductions of 5.0% in the transaction. Based on this analysis an acquiring institution would pay in aggregate $4,828,431 or $210.85 per Big Sky share.

         Pro Forma Merger Analysis: PBS compared the historical performance of Big Sky to that of Glacier and other regional holding companies. This analysis included, among other things, a comparison of profitability, asset quality and capital measures. In addition, the contribution of Big Sky and Glacier to the income statement and balance sheet of the pro forma combined company was analyzed.

         The effect of the affiliation on the historical and pro forma financial data of Big Sky was prepared and analyzed. Big Sky's historical financial data was compared to the pro forma combined historical and projected earnings, book value and dividends per share.

         The Fairness Opinion is directed only to the question of whether the consideration to be received by Big Sky's shareholders under the Share Exchange Agreement is fair and equitable from a financial perspective and does not constitute a recommendation to any Big Sky shareholder to vote in favor of the affiliation. No limitations were imposed on PBS regarding the scope of its investigation or otherwise by Big Sky.

         Based on the results of the various analyses described above, PBS has concluded that the consideration to be received by Big Sky's shareholders under the Agreement is fair and equitable from a financial perspective to the stockholders of Big Sky.

         PBS will receive fees of approximately $50,000 for all services performed in connection with the sale of Big Sky and the rendering of its Fairness Opinions. In addition, Big Sky has agreed to indemnify PBS and its directors, officers and employees, from liability in connection with the transaction, and to hold PBS harmless from any losses, actions, claims, damages, expenses or liabilities related to any of PBS' acts or decisions made in good faith and in the best interest of Big Sky.

RECOMMENDATION OF THE BIG SKY BOARD

         The Big Sky board of directors unanimously recommends that its stockholders vote for approval of the Share Exchange Agreement.

                               THE SHARE EXCHANGE

GENERAL

         The following description of the material aspects of the Share Exchange does not purport to be complete, and is qualified in its entirety by reference to the Share Exchange Agreement dated as of October 20, 1998, and amended as of November 25, 1998. Big Sky stockholders are being asked to approve the Share Exchange in accordance with the terms of the Share Exchange Agreement, as amended, and are urged to read the Share Exchange Agreement carefully. The Share Exchange Agreement and the November 25, 1998 Amendment are attached to this Prospectus/Proxy Statement as APPENDIX A.

BASIC TERMS OF THE SHARE EXCHANGE

         The Share Exchange Agreement provides for the exchange of the shares of Big Sky common stock for shares of Glacier common stock, with the result that holders of Big Sky common stock would become stockholders of Glacier, and Big Sky would become a wholly owned subsidiary of Glacier. Certain regulatory approvals are required in order to complete the Share Exchange. While Glacier and Big Sky believe that they will receive the requisite regulatory approvals, there can be no assurance that such approvals will be received or, if received, as to the timing of these approvals or as to the ability to obtain these approvals on satisfactory terms. See "-- Conditions to the Share Exchange."

         The total number of shares of Glacier common stock that Glacier will pay in the Share Exchange is 250,000. In the Share Exchange, each Big Sky stockholder (except stockholders who exercise their dissenters' rights) will receive shares of Glacier common stock for each share of Big Sky common stock. Subject to adjustment as described below, Glacier will pay a total of 222,707 shares of Glacier common stock for all of the shares of Big Sky common stock that are outstanding on the effective date of the Share Exchange. The number of Glacier shares that a Big Sky stockholder will receive for each share of Big Sky common stock will be determined by dividing 222,707 by the number of shares of Big Sky common stock outstanding (20,400) on the Share Exchange effective date (222,707 / 20,400 = 10.917).

         By way of example, if you currently own 100 shares of Big Sky common stock, on the Share Exchange effective date you will receive 1,091 shares of Glacier common stock (and cash for the remaining fractional share; see "-- Cash for Fractional Shares"), subject to adjustment as described below.

         In addition to the 222,707 shares that will be issued in exchange for the outstanding shares of Big Sky common stock, Glacier will allocate 27,293 shares for issuance upon the conversion of currently outstanding 7.5% Convertible Debentures of Big Sky due December 31, 2001 in the aggregate principal amount of $350,000 (the "Debentures"). Such Debentures will be convertible into shares of Glacier common stock, at the same exchange ratio that will be applied to the outstanding Big Sky common stock (10.917 shares of Glacier common stock for each share of Big Sky common stock into which the Debenture would otherwise have been converted, if not for the Share Exchange, subject to adjustment as described below), on the maturity of the Debentures on December 31, 2001.

         If Big Sky's "Transaction Fees" as defined in the Share Exchange Agreement exceed $125,000, then Glacier's total purchase price of 250,000 Glacier common stock shares will be reduced by the number of Glacier common stock shares equal in value to the excess. For purposes of determining any such reduction, Glacier common stock shares will be valued at the "Determination Date Closing Price" as defined in the Share Exchange Agreement.

         - "Transaction Fees" under the Share Exchange Agreement mean all costs and expenses incurred by Big Sky, or owed or paid by Big Sky to third parties in connection with the Share Exchange.

         - "Determination Date Closing Price" under the Share Exchange Agreement means the midpoint of the bid and ask prices per share of Glacier common stock on the third business day prior to the Share Exchange effective date.

         If, for example, Big Sky's Transaction Fees were $150,000, and the Determination Date Closing Price for the Glacier common stock was $20.00, then Glacier's total purchase price would be reduced from 250,000 shares to 248,700 shares and (assuming 20,400 shares of Big Sky common stock outstanding on the Share Exchange effective date and 2,500 Big Sky shares attributable to the Debentures), each share of Big Sky common stock (whether currently outstanding or attributable to the Debentures) would be converted into a right to receive
10.86 shares of Glacier common stock (as noted, cash would be paid for the fractional share of outstanding stock).

         Subject to the conditions set forth in the Share Exchange Agreement, the effective date of the Share Exchange will occur as soon as possible after such conditions have been satisfied or waived. Subject to those conditions, Glacier and Big Sky anticipate that the Share Exchange will occur as early as January 31, 1999. Either Glacier or Big Sky may terminate the Share Exchange Agreement if the Share Exchange does not occur by June 30, 1999.

BIG SKY STOCK OPTIONS

         Mr. Michael Richards, President of Big Sky, currently has an outstanding option to acquire 100 shares of Big Sky common stock, at an exercise price of $100 per share. On the Share Exchange effective date, this option will convert automatically into the right to receive Glacier common stock. The option will be converted into Glacier common stock (as to the number of shares and the per share exercise price) at the Share Exchange exchange ratio (10.917 Glacier shares per Big Sky share, subject to adjustment as described in the preceding section). Except for the conversion into shares of Glacier common stock, Mr. Richard's option will be governed by the terms of the option as they existed immediately prior to the Share Exchange effective date.

EXCHANGE OF STOCK CERTIFICATES

         On and after the Share Exchange effective date, certificates representing Big Sky common stock will be deemed to represent only the right to receive Glacier common stock or cash (for fractional shares) as provided in the Share Exchange Agreement. Upon surrender to the Exchange Agent designated by Glacier and Big Sky of certificates that, before the Share Exchange effective date, represented shares of Big Sky common stock, together with a properly executed transmittal letter form and any other required documents, the holder surrendering the certificates will be entitled to receive certificates representing the number of shares of Glacier common stock, and cash, if any, to which he or she is entitled in accordance with the terms of the Share Exchange Agreement. DO NOT SEND IN YOUR CERTIFICATES AT THIS TIME. HOLDERS OF BIG SKY COMMON STOCK WILL RECEIVE WRITTEN INSTRUCTIONS AND THE REQUIRED LETTER OF TRANSMITTAL AFTER THE SHARE EXCHANGE IS EFFECTIVE.

         All Glacier common stock issued to current Big Sky stockholders under the Share Exchange Agreement will be deemed issued as of the Share Exchange effective date. No distributions or dividends paid on shares of Glacier common stock after closing of the Share Exchange will be paid to holders of Big Sky common stock who are entitled under the Share Exchange Agreement to receive Glacier common stock, until such holders have surrendered the certificates formerly representing shares of Big Sky common stock. At that time, any accumulated dividends and distributions since the Share Exchange effective date, without interest, will be paid.

CASH FOR FRACTIONAL SHARES

         Glacier will not issue certificates for fractional shares of Glacier common stock. Each holder of Big Sky common stock who is otherwise entitled to receive a fractional share, will receive cash in lieu of such fractional share, in an amount equal to the product of such fraction multiplied by the Determination Date Closing Price, as described above under "-- Basic Terms of the Share Exchange." Holders of Big Sky common stock will have no other rights with respect to such fractional shares.

CONDITIONS TO THE SHARE EXCHANGE; REGULATORY APPROVALS

         Consummation of the Share Exchange is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the Share Exchange will be completed. If conditions to the Share Exchange remain unsatisfied after June 30, 1999, then either Big Sky's or Glacier's board of directors may terminate the Share Exchange Agreement.

         Under Montana law, approval of the Share Exchange requires the affirmative vote of two-thirds of the holders of all outstanding shares of Big Sky common stock. In addition, the Federal Reserve Board must approve the Share Exchange. An application for prior approval by the Federal Reserve Board has been filed. Although no assurance can be given, the parties expect to receive this approval in due course.

         Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the Share Exchange. Each party's obligations under the Share Exchange Agreement are conditioned on satisfaction by the other parties of conditions applicable to them. Some of these conditions are as follows:

         - Big Sky's receipt of an opinion from Graham & Dunn, P.C. to the effect that, among other things, the Share Exchange will qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Code;

         - Big Sky's receipt of an opinion from PBS, updated to the effective date of the Share Exchange, to the effect that the financial terms of the Share Exchange are financially fair to Big Sky's stockholders;

         - Glacier's and Big Sky's receipt of opinions from Crowley, Haughey, Hanson, Toole & Dietrich PLLP and Graham & Dunn, P.C., respectively, to the effect that, among other things, Big Sky and Glacier have the corporate power and authority, and have taken all necessary corporate action, to execute, deliver and perform the Share Exchange Agreement; and

         - Glacier's receipt of a letter from KPMG Peat Marwick LLP, to the effect that they concur with management's understanding that the Share Exchange will qualify for "pooling of interests" accounting treatment if it is consummated in accordance with the Share Exchange Agreement.

         Additionally, Glacier may terminate the Share Exchange if certain conditions applicable to Big Sky are not satisfied or waived. Those conditions are discussed below under "-- Amendment or Termination of the Share Exchange Agreement."

         Either Glacier or Big Sky may waive any of the other party's conditions, except those that are required by law (such as receipt of regulatory and Big Sky stockholder approval). Either Glacier or Big Sky may also grant extended time to the other party to complete an obligation or condition.

AMENDMENT OR TERMINATION OF THE SHARE EXCHANGE AGREEMENT

         The Share Exchange Agreement may be amended or supplemented at any time by written agreement of the parties, whether before or after the Big Sky special meeting. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of Big Sky's stockholders. However, any amendments which would reduce the amount or change the form of consideration Big Sky's stockholders will receive in the Share Exchange transaction or affect the tax treatment of the Share Exchange would require further Big Sky stockholder approval.

         The Share Exchange Agreement contains several provisions entitling either Big Sky or Glacier to terminate the Share Exchange Agreement under certain circumstances. The following briefly describes these provisions:

         Lapse of Time. If the Share Exchange has not closed by June 30, 1999, then at any time after that date, the board of directors of either Glacier or Big Sky may terminate the Share Exchange Agreement, as long as the party terminating has not caused the delay in closing by breaching its obligations under the Share Exchange Agreement.

         Mutual Consent. The parties may terminate the Share Exchange Agreement at any time before Closing, whether before or after approval by Big Sky's stockholders, by mutual consent.

         Impracticability. The parties may terminate the Share Exchange Agreement if the party seeking termination, through its board of directors, has determined that the transaction has become inadvisable or impracticable by reason of litigation by the federal government or the government of Montana to restrain or invalidate the Share Exchange.

         Big Sky's Conditions Not Met. Glacier may terminate the Share Exchange Agreement if, by June 30, 1999, any of Big Sky's conditions to closing are not met. Among such conditions are: (i) Big Sky's Tangible Equity Capital, determined in accordance with GAAP, must be at least $2.8 million (not including Equity Capital as a result of conversion of the Debentures); (ii) there must have been no event that causes a Material Adverse Effect, as defined in the Share Exchange Agreement, with respect to Big Sky; (iii) Big Sky's financial condition must meet the criteria set forth in the Share Exchange Agreement; and
(iv) the aggregate amount of cash to be paid by Glacier for fractional shares and to holders of dissenting shares of Big Sky common stock must not exceed 10% of the Share Exchange purchase price.

         Glacier's Conditions Not Met. Big Sky may terminate the Share Exchange Agreement if, by June 30, 1999, any of Glacier's conditions to closing are not met. Among such conditions are (i) there must have been no event that causes a Material Adverse Effect, as defined in the Share Exchange Agreement, with respect to Glacier; and (ii) Glacier must have complied with all terms, covenants and conditions of the Share Exchange Agreement.

         Termination Fees. If Big Sky terminates the Share Exchange Agreement under certain circumstances, or Glacier terminates the Share Exchange Agreement under certain circumstances due to Big Sky's failure to comply with or satisfy certain conditions to closing, Big Sky will pay Glacier a termination fee of $300,000. If Glacier terminates the Share Exchange Agreement under certain circumstances, or Big Sky terminates the Share Exchange Agreement under certain circumstances due to Glacier's failure to comply with or satisfy certain conditions to closing, Glacier will pay Big Sky a termination fee of $125,000.

         Allocation of Costs Upon Termination. If the Share Exchange Agreement is terminated, Glacier and Big Sky will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.

COMPETING ACQUISITION PROPOSALS: BREAK-UP FEE

         The Share Exchange Agreement provides that neither Big Sky nor its officers or directors will solicit, encourage, entertain or facilitate any other proposals or inquiries regarding the possible acquisition of the common stock or assets of Big Sky, except as otherwise required by the fiduciary duties of the board of directors.

         If a third party makes an acquisition proposal for Big Sky prior to June 30, 1999, Big Sky will be required to pay Glacier the amount of $400,000, if each of the following conditions exist:

         - Big Sky stockholders did not approve the Share Exchange at the Big Sky special stockholders meeting;

         - prior to April 15, 2000, a third party acquires control of Big Sky by merger, purchase of assets, acquisition of stock, or otherwise;

         - Glacier's representations and warranties in the Share Exchange Agreement were not false in any material respect as of the date of the Big Sky special stockholders meeting; and

         - Glacier was not in material default of any of its covenants in the Share Exchange Agreement as of the date of the Big Sky special stockholders meeting.

         The fee described above may have the effect of making third party offers for Big Sky during the period prior to June 30, 1999 less likely.

CONDUCT PENDING THE SHARE EXCHANGE

         The Share Exchange Agreement provides that, until the Share Exchange is effective, Big Sky will conduct its business only in the ordinary and usual course, and use all reasonable efforts to preserve its present business organization, retain the services of its present management, and preserve the goodwill of all parties with whom it has business dealings. The Share Exchange Agreement also provides that, unless Glacier otherwise consents in writing, Big Sky will refrain from engaging in various activities such as:

         -        effecting any stock split or other recapitalization;

         - except under certain limited circumstances, declaring or paying dividends or other distributions except Big Sky's regular annual dividends to its stockholders, consistent with past practices;

         - acquiring or disposing of assets or making with respect to assets material commitments outside the ordinary course of business;

         - with certain exceptions, soliciting or accepting deposit accounts of a different type than previously accepted by Big Sky, or incurring any indebtedness in excess of $25,000;

         - acquiring real property without conducting an environmental evaluation;

         - with certain exceptions, entering into or terminating any contracts with a term of more than one year or that require Big Sky to pay or owe more than $25,000;

         - selling investment securities if the aggregate gain realized would exceed $25,000, or transferring investment securities between portfolios;

         -        amending or materially changing its policies;

         -        increasing its full-time employees above 20;

         - with certain exceptions, making capital expenditures in excess of $10,000 per project or $25,000 in the aggregate; and

         - entering into transactions or incurring any expenses that are not in the ordinary course of business.

DIRECTORS AND EXECUTIVE OFFICERS AFTER THE SHARE EXCHANGE

         Following the Share Exchange Agreement the Big Sky board of directors will consist of Big Sky's current directors plus two additional directors to be designated by Glacier. Such Glacier-designated directors will serve until the election of directors of Big Sky, at Big Sky's next annual stockholders' meeting. Big Sky's executive officers will remain unchanged following the closing of the Share Exchange.

EMPLOYEE BENEFIT PLANS

         The Share Exchange Agreement confirms Glacier's intention to allow Big Sky's employees who continue as employees of Big Sky after the Share Exchange to participate in certain Glacier employee benefit plans. Big Sky's employee benefit plans will be terminated as soon as practical after the Share Exchange, and employee interests in those plans will be transferred or merged into Glacier's employee benefit plans.

INTERESTS OF CERTAIN PERSONS IN THE SHARE EXCHANGE

         Certain members of Big Sky's board of directors and management may be deemed to have interests in the Share Exchange, in addition to their interests as stockholders of Big Sky generally. The Big Sky board of directors was aware of these factors and considered them, among other things, in approving the Share Exchange Agreement.

         Employment Agreement. Glacier has ratified an employment agreement between Big Sky and Michael F. Richards, the President of Big Sky. The employment agreement is for a term of three years, beginning on the Share Exchange effective date. Mr. Richards' salary for 1999 will be $95,000. Subsequent salary adjustments will be subject to Big Sky's annual review of Mr. Richards' compensation and performance, but in no event will his salary increase less than 5% annually during the two remaining years of the employment agreement. Big Sky may terminate the employment agreement at any time for Cause (as defined in the employment agreement) without incurring any post-termination obligations or penalties.

         If Big Sky terminates the employment agreement without Cause, or if Mr. Richards terminates the employment agreement for Good Reason (as defined in the employment agreement), Mr. Richards will be entitled to severance payments consisting of the compensation and other benefits to the end of the term of his employment agreement, to which he would have been entitled if his employment had not been terminated. If Mr. Richards' employment is terminated in certain circumstances tied to a change in control of Big Sky, Mr. Richards will be entitled to a one-time payment equal to the amount of his annual salary at the time of termination, and the continuation of other employee benefits for the greater of (i) one year, or (ii) the remaining term of the employment agreement. Mr. Richards is prohibited from competing with Big Sky or Glacier in Gallatin County, Montana for a certain period following his termination of employment.

         Stock Options. Mr. Michael F. Richards has existing options to acquire Big Sky common stock that will be converted on the Share Exchange effective date, into options to acquire Glacier common stock. See "--Big Sky Stock Options" above.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE SHARE EXCHANGE

         The following is a discussion of the material federal income tax consequences of the Share Exchange that are generally applicable to Big Sky stockholders. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, existing Treasury regulations thereunder (including final, temporary or proposed), and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a summary of the material federal income tax consequences of the Share Exchange and does not purport to be a complete analysis or listing of all of the potential tax effects relevant to a decision on whether to vote in favor of approval of the Share Exchange.

         The Share Exchange is expected to qualify as a reorganization under
Section 368(a)(1)(B) of the Internal Revenue Code. As parties to a reorganization, neither Glacier nor Big Sky will recognize gain or loss as a result of the Share Exchange. Except for cash received in lieu of a fractional share interest in Glacier common stock, holders of shares of Big Sky common stock will recognize no gain or loss on the receipt of Glacier common stock.

         Consummation of the Share Exchange is conditioned upon the receipt by Glacier and Big Sky of an opinion of Graham & Dunn, P.C., special counsel to Glacier, to the effect that if the Share Exchange is consummated within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code, no gain or loss will be recognized by Big Sky stockholders who exchange all of their Big Sky common stock solely for shares of Glacier common stock (except for cash received in lieu of fractional shares).

         The opinion of counsel, which will be delivered on the closing date of the Share Exchange, is filed as an exhibit to the Registration Statement, and the foregoing is only a summary of the tax consequences of the Share Exchange as described in the opinion. An opinion of counsel only represents counsel's best legal judgment, and has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court considering these issues. Neither Big Sky nor Glacier has requested or will request a ruling from the IRS with regard to the federal income tax consequences of the Share Exchange.

         The tax basis of the Glacier common stock received in the Share Exchange by Big Sky stockholders will be the same as the tax basis of the Big Sky common stock surrendered in the exchange therefor, reduced by any basis allocable to a fractional share interest in Big Sky common stock for which cash is received. The holding period for the shares of Glacier common stock received in the Share Exchange will include the holding period of Big Sky common stock exchanged therefor, provided that Big Sky shares were held as capital assets at the time of the Share Exchange.

         Gain or loss will be recognized by Big Sky stockholders who receive cash in lieu of fractional shares of Glacier common stock, or who exercise dissenters' rights and receive cash for their Big Sky shares. The amount of such gain or loss will be the difference between the cash received and the basis of the shares or fractional share interests surrendered in the exchange. Generally, such gain or loss will be a capital gain or loss provided that the shares of Big Sky surrendered were capital assets at the time of surrender, and will be long-term capital gain or loss if such shares of Big Sky common stock have been held for more than one year.

         THE FOREGOING IS A GENERAL SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE SHARE EXCHANGE TO BIG SKY SHAREHOLDERS, WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH STOCKHOLDER'S TAX SITUATION AND STATUS. IN ADDITION, THERE MAY BE RELEVANT STATE, LOCAL OR OTHER TAX CONSEQUENCES, NONE OF WHICH ARE DESCRIBED ABOVE. BECAUSE CERTAIN TAX CONSEQUENCES OF THE SHARE EXCHANGE MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH STOCKHOLDER, EACH BIG SKY STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING SUCH STOCKHOLDER'S SPECIFIC TAX SITUATION AND STATUS, INCLUDING THE SPECIFIED APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN LAWS TO SUCH STOCKHOLDER AND THE POSSIBLE EFFECT OF CHANGE IN FEDERAL AND OTHER TAX LAWS.

ACCOUNTING TREATMENT OF SHARE EXCHANGE

         It is anticipated that the Share Exchange will be accounted for as a "pooling of interests" for accounting purposes. Under this method of accounting, assets and liabilities of Big Sky and Glacier are carried forward at their previously recorded amounts, and operating results of Big Sky and Glacier will represent the combined results for periods before and after the Share Exchange. No recognition of goodwill arising from the Share Exchange is required of any party to the Share Exchange.

         Glacier's receipt of a letter from KPMG Peat Marwick LLP, to the effect that they concur with management's understanding that the Share Exchange will qualify as a "pooling of interests" if consummated in accordance with the Share Exchange Agreement, is a condition to the closing the Share Exchange.

DISSENTERS' RIGHTS OF APPRAISAL

         Under Montana law (MBCA Section 35-1-826 through 35-1-839), a holder of Big Sky common stock may exercise "dissenters' rights" and receive the fair value of his or her shares in cash, if certain procedures are followed. To exercise these rights, a holder of Big Sky common stock must (1) deliver to Big Sky before the vote on the approval of the Share Exchange is taken, written notice of intent to demand payment for his or her shares if the Share Exchange is effected, and (2) not vote in favor of the Share Exchange. A stockholder wishing to deliver such notice should hand deliver or mail such notice to Big Sky at the following address within the requisite time period:

                              Big Sky Western Bank
                                 P.O. Box 160489
                                135 Big Sky Road
                                Big Sky, MT 54716

         If the stockholders of Big Sky approve the Share Exchange and the Share Exchange Agreement, then Big Sky will deliver a written Dissenters' Notice to all stockholders who have previously satisfied the statutory requirements listed above. The Dissenters' Notice must be sent within ten days after Big Sky stockholders voted to approve the Share Exchange Agreement and the Share Exchange. The Dissenters' Notice must (1) state where the payment demand must be sent and where and when certificates for certified shares must be deposited, (2) inform stockholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment is received, (3) supply a form for demanding payment which includes the date of the first announcement to the news media or to stockholders of the terms of the proposed Share Exchange Agreement and Share Exchange and requires the person asserting dissenters' rights to certify whether or not he or she acquired beneficial ownership of the shares before that date, (4) set a date (not fewer than 30 nor more than 60 days after the date the Dissenters' Notice is delivered) by which Big Sky must receive the dissenting Big Sky stockholder's payment demand, and (5) be accompanied by a copy of MBCA Sections 35-1-826 through 35-1-839.

         A holder of Big Sky common stock who receives a Dissenters' Notice as described above must (1) demand payment, (2) certify whether the stockholder acquired beneficial ownership of his/her shares before the date set forth in the Dissenter's Notice, and (3) deposit his or her certificates in accordance with the terms of the Dissenters' Notice. A holder of Big Sky common stock who demands payment and deposits his or her certificates in accordance with the Dissenters' Notice and Montana law, will retain all other rights of a Big Sky stockholder until these rights are canceled or modified by the consummation of the Share Exchange as provided in the Share Exchange Agreement. A stockholder who does not demand payment or deposit his or her certificates when and where required, each by the date set in the Dissenters' Notice, is not entitled to payment under the Montana dissenters' rights provisions for his or her shares.

         Except in the case of after acquired shares, if Big Sky stockholders approve the Share Exchange and the Share Exchange Agreement, and upon receipt of a payment demand as described above, Big Sky will pay each dissenter who has satisfied the statutory requirements, the amount that Big Sky estimates to be the fair value of his/her shares, plus accrued interest.

         Big Sky's payment to each dissenting Big Sky stockholder will be accompanied by: (1) Big Sky's balance sheet as of the end of a fiscal year ending not more than 16 months before the date the payment will be made, an income statement for that year, a statement of changes in stockholder equity for that year, and Big Sky's latest available interim financial statements, if any;
(2) a statement of Big Sky's estimate of the fair value of the shares; (3) an explanation of how the interest paid to the dissenter was calculated; (4) a statement of the dissenter's right to demand payment if the dissenter disagrees with Big Sky's assessment of the fair value of his/her shares under the appropriate Montana statutes, and (5) a copy of MBCA Section 35-1-826 through 35-1-839. If a stockholder exercises dissenters' rights, the dissenting stockholder is entitled to receive the fair value of his or her shares in cash. Such value may be higher or lower than the value of Glacier's common stock issuable under the Share Exchange Agreement.

         THE FAILURE OF A HOLDER OF BIG SKY COMMON STOCK TO COMPLY STRICTLY WITH THE MONTANA STATUTORY REQUIREMENTS WILL RESULT IN A LOSS OF DISSENTERS' RIGHTS. A COPY OF THE RELEVANT STATUTORY PROVISIONS IS ATTACHED AS APPENDIX C. HOLDERS OF BIG SKY COMMON STOCK SHOULD REFER TO THIS APPENDIX FOR A COMPLETE STATEMENT CONCERNING DISSENTERS' RIGHTS AND THE FOREGOING SUMMARY OF SUCH RIGHTS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH APPENDIX.

STOCK RESALES BY BIG SKY AFFILIATES

         The Glacier common stock to be issued in the Share Exchange will be transferable free of restrictions under the 1933 Act, except for shares received by persons, including directors and executive officers of Big Sky, who may be deemed to be "affiliates" of Big Sky, as that term is used in (i) paragraphs (c) and (d) of Rule 145 under the 1933 Act and/or (ii) Accounting Series Releases 130 and 135, as amended, of the SEC. Affiliates may not sell their shares of Glacier common stock acquired in the Share Exchange, except (a) pursuant to an effective registration statement under the 1933 Act covering those shares, (b) in compliance with Rule 145, or (c) in accordance with an opinion of counsel reasonably satisfactory to Glacier, under other applicable exemptions from the registration requirements of the 1933 Act. Glacier will obtain customary agreements with all Big Sky directors, officers, and affiliates of Big Sky, under which such persons will represent that they will not dispose of their shares of Glacier received in the Share Exchange or the shares of capital stock of Big Sky or Glacier held by them before the Share Exchange, except in compliance with the 1933 Act and the rules and regulations promulgated under the 1933 Act. This Prospectus/Proxy Statement does not cover any resales of the Glacier common stock received by affiliates of Big Sky.

                         INFORMATION CONCERNING GLACIER

GENERAL

         Glacier is a corporation organized under Delaware law, and a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Glacier's principal office is located in Kalispell, Montana, and it presently has five bank subsidiaries. Glacier has long-standing roots in northwest Montana dating back to 1955, and owns (i) all of the outstanding common stock of Glacier Bank, First Security Bank of Missoula, Valley Bank of Helena, and Community First, Inc., a full-service brokerage firm; (ii) approximately 94% of the outstanding common stock of Glacier Bank of Whitefish; and (iii) approximately 98% of the outstanding common stock of Glacier Bank of Eureka.

         Glacier offers a broad range of community banking services throughout its 21 banking offices located primarily in western Montana and Billings, Montana. The business of the Glacier subsidiary banks consists primarily of attracting deposit accounts from the general public and originating commercial, residential, and installment loans. The Glacier subsidiary banks' principal sources of income are interest on loans, loan origination fees, and interest and dividends on investment securities, while principal expenses consist of interest on savings deposits, FHLB advances, and repurchase agreements, as well as general and administrative expenses. Glacier has one non-bank subsidiary, Community First, Inc., which offers full-service brokerage services through Robert Thomas Securities, an unrelated brokerage firm.

         Glacier's expansion plans include internally-generated growth from strategically-located existing branches, some selected new branch expansion and expansion into other areas of Montana. In addition to limited de novo branching, Glacier's management strategy has also been to pursue attractive alliance opportunities with other well-run community banks such as the proposed transaction with Big Sky, as well as other financial service related companies. In furtherance of this management strategy, Glacier acquired Valley Bank of Helena, through a merger with its parent holding company and a share exchange for minority stock interests, on August 31, 1998. Glacier has continued to invest significantly in management and other resources to support its expansion.

         Glacier was incorporated on March 24, 1998. It is the successor corporation of another company, also named "Glacier Bancorp, Inc." that was formed in 1990. That corporation is referred to in this discussion as "Original Glacier." Glacier merged with Original Glacier on July 8, 1998. In early 1998, Original Glacier discovered certain technical issues associated with its capital stock, including the existence of fewer authorized shares than Original Glacier had previously believed were available. Because these issues created uncertainty about the validity of certain outstanding shares of Original Glacier common stock, Original Glacier completed the merger with Glacier. This transaction was designed to cure the concerns regarding Original Glacier's common stock.

         Glacier is the successor in interest to all of the rights and liabilities of Original Glacier. Glacier's corporate attributes are identical to those of Original Glacier, except that Glacier has a larger number of authorized shares of common stock than Original Glacier. At the time of the merger of the two companies, Original Glacier's common stock was withdrawn from quotation on the NASDAQ National Market and from registration under the Securities Exchange Act of 1934. Also at that time, Glacier became subject to the reporting requirements of the 1934 Act as the successor corporation to Original Glacier, and Glacier listed its common stock on the NASDAQ National Market under the same symbol that Original Glacier's common stock had traded under.

         Historical information regarding Glacier in this Prospectus/Proxy Statement that refers to a date prior to July 8, 1998, and information regarding Glacier that is incorporated by reference to certain filings with the SEC, as described in "INFORMATION INCORPORATED BY REFERENCE," is information regarding Original Glacier.

         Financial and other information regarding Glacier, including information relating to Glacier's directors and executive officers, is set forth in the 1997 10-K, 1998 10-Qs, the 1998 Annual Meeting Proxy Statement and the Forms 8-K filed by Glacier (or Original Glacier) and incorporated by reference into this Prospectus/Proxy Statement. Copies of Glacier's Annual Report for the year ended December 31, 1997 and Glacier's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 are also being mailed to Big Sky stockholders together with this Prospectus/Proxy Statement. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "WHERE YOU CAN FIND INFORMATION."

YEAR 2000 ISSUES

         The century date change for the year 2000 is a serious issue that may impact virtually every organization, including Glacier. Many software programs are not able to recognize the year 2000, since most programs and systems were designed to store calendar years in the 1900s by assuming the "19" and storing only the last two digits of the year. The problem is especially important to financial institutions since many transactions, such as interest accruals and payments, are date sensitive, and because Glacier and its subsidiary banks interact with numerous customers, vendors and third party service providers who must also address the year 2000 issue. The problem is not limited to computer systems. Year 2000 issues will also potentially affect every system that has an embedded microchip, such as automated teller machines, elevators and vaults.

Glacier's State of Readiness

         Glacier and its subsidiary banks are committed to addressing these Year 2000 issues in a prompt and responsible manner, and they have dedicated the resources to do so. Management has completed an assessment of its automated systems and has implemented a program consistent with applicable regulatory guidelines, to complete all steps necessary to resolve identified issues. Glacier's compliance program has several phases, including (1) project management; (2) assessment; (3) testing; and (4) remediation and implementation.

         Project Management. Glacier has formed a Year 2000 compliance committee consisting of senior management and departmental representatives. The committee has met regularly since October 1997. A Year 2000 compliance plan was developed and regular meetings have been held to discuss the process, assign tasks, determine priorities and monitor progress. The committee regularly reports to the Company's Board.

         Assessment. All of Glacier's and its subsidiary banks' computer equipment and mission-critical software programs have been identified. This phase is essentially complete. Glacier's primary software vendors were also assessed during this phase, and vendors who provide mission-critical software have been contacted. Glacier is in the process of obtaining written certification from providers of material services that such providers are, or will be, Year 2000 compliant. Based upon its ongoing assessment of the readiness of its vendors, suppliers and service providers, Glacier intends to develop contingency plans addressing the most reasonably likely worst case scenarios. Glacier will continue to monitor and work with these vendors. Glacier has also identified, and began working with, the subsidiary banks' significant borrowers and funds providers to assess the extent to which they may be affected by Year 2000 issues.

         Testing. Updating and testing of the Glacier's and its subsidiary banks' automated systems is currently underway and Glacier anticipates that all testing will be complete by January 31, 1999. Upon completion, Glacier will be able to identify any internal computer systems that remain non-compliant.

         Remediation and Implementation. This phase involves obtaining and implementing renovated software applications provided by Glacier's vendors. As these applications are received and implemented, Glacier will test them for Year 2000 compliance. This phase also involves upgrading and replacing automated systems where appropriate, and will continue throughout 1998 and the first quarter of 1999.

         Estimated Costs to Address Glacier's Year 2000 Issues

         The total financial effect that Year 2000 issues will have on Glacier cannot be predicted with any certainty at this time. In fact, in spite of all efforts being made to rectify these problems, the success of Glacier's efforts will not be known until the year 2000 actually arrives. However, based on its assessment to date, Glacier does not believe that expenses related to meeting Year 2000 challenges will have a material effect on the operations or consolidated financial condition of Glacier. Year 2000 challenges facing vendors of mission-critical software and systems, and facing Glacier's customers, could have a material effect on the operations or consolidated financial condition of Glacier, to the extent such parties are materially affected by such challenges.

         Risks Related to Year 2000 Issues

         The year 2000 poses certain risks to Glacier and its subsidiary banks and their operations. Some of these risks are present because Glacier purchases technology and information systems applications from other parties who face Year 2000 challenges. Other risks are inherent in the business of banking or are risks faced by many companies. Although it is impossible to identify all possible risks that Glacier may face moving into the millennium, management has identified the following significant potential risks:

         Commercial banks may experience a contraction in their deposit base, if a significant amount of deposited funds are withdrawn by customers prior to the year 2000, and interest rates may increase as the millennium approaches. This potential deposit contraction could make it necessary for the Bank to change its sources of funding and could impact future earnings. Glacier established a contingency plan for addressing this situation, should it arise, into its asset and liability management policies. The plan includes maintaining the ability to borrow funds from the Federal Home Loan Bank of Seattle. Significant demand for funds from other banks could reduce the amount of funds available for Glacier to borrow. If insufficient funds are available from these sources, Glacier may also sell investment securities or other liquid assets to meet liquidity needs.

         Glacier lends significant amounts to businesses in its marketing area. If these businesses are adversely affected by Year 2000 problems, their ability to repay loans could be impaired. This increased credit risk could adversely affect Glacier's financial performance. During the assessment phase of Glacier's Year 2000 program, each of Glacier's subsidiary banks' substantial borrowers were identified, and Glacier is working with such borrowers to ascertain their levels of exposure to Year 2000 problems. To the extent that Glacier is unable to assure itself of the Year 2000 readiness of such borrowers, it intends to apply additional risk assessment criteria to the indebtedness of such borrowers and make any necessary related adjustments to Glacier's provision for loan losses.

         Glacier and its subsidiary banks, like those of many other companies, can be adversely affected by the Year 2000 triggered failures of other companies upon whom Glacier and its subsidiary banks depend for the functioning of their automated systems. Accordingly, Glacier's and its subsidiary banks' operations could be materially affected, if the operations of mission-critical third party service providers are adversely affected. As described above, Glacier has identified its mission-critical vendors and is monitoring their Year 2000 compliance programs.

         Glacier's Contingency Plans

         Glacier is in the process of developing specific contingency plans related to Year 2000 issues. As Glacier and its subsidiary banks continue the testing phase, and based on future ongoing assessment of the readiness of vendors, service providers and substantial borrowers, Glacier will develop appropriate contingency plans that address the most reasonably likely "worst case" scenarios. Certain circumstances, as described above in "Risks," may occur for which there are no completely satisfactory contingency plans.


                           FORWARD LOOKING STATEMENTS

         The discussion above regarding to the century date change for the year 2000 includes certain "forward looking statements" concerning the future operations of Glacier. Glacier desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 as they apply to forward looking statements. This statement is for the express purpose of availing Glacier of the protections of such safe harbor with respect to all "forward looking statements." Management's ability to predict results of the effect of future plans is inherently uncertain, and is subject to factors that may cause actual results to differ materially from those projected. Factors that could affect the actual results include Glacier's success in identifying systems and programs that are not Year 2000 compliant; the possibility that systems modifications will not operate as intended; unexpected costs associated with remediation, including labor and consulting costs; the nature and amount of programming required to upgrade or replace the affected systems; the uncertainty associated with the impact of the century change on Glacier's customers, vendors and third-party service providers; and the economy generally.


                         INFORMATION CONCERNING BIG SKY

BUSINESS

         Big Sky was organized under Montana law as a state-chartered bank, beginning bank operations on March 21, 1990. Big Sky engages in commercial banking activities from its main office located in the resort community of Big Sky at 135 Big Sky Road, Big Sky, Gallatin County, Montana, and a branch facility (the Gateway Branch) located in the Four Corners area of Gallatin County, Montana, approximately 6 miles west of Bozeman, Montana. The bank was organized to address a perceived need for the services of a local community bank with commitment to personalized service to the businesses and residents of Big Sky and Gallatin County. Big Sky offers commercial banking services, primarily to small and medium-sized businesses, professionals, and retail customers, including commercial loans, consumer installments loans, residential and commercial real estate and construction loans, certificates of deposit, and checking and savings accounts.

         Big Sky's deposit accounts are insured by the FDIC. As of December 31, 1997, Big Sky had deposits of approximately $25 million and total assets of approximately $33 million, and approximately $32 million in deposits and approximately $40 million in total assets as of September 30, 1998.

         Big Sky is an independent bank owned by approximately 149 stockholders, primarily individuals, who are residents of the Big Sky community or have some association with the area. Big Sky has no other bank or non-bank subsidiaries.

         Nearly all of Big Sky's current management has been with the bank since its inception in 1990. Big Sky has established a strong presence in commercial and residential real estate, small business, and installment loan markets in its area.

COMPETITION

         Competition in the banking industry is significant and has intensified with interest rate deregulation. Furthermore, competition from outside the traditional banking system from investment banking firms, insurance companies, credit unions, and related industries offering bank-like products has intensified the competition for deposits and loans.

         Big Sky is the only financial institution presently located in Big Sky. However, it has been announced that American Bank, headquartered in Livingston, Montana, is anticipating opening a branch in Big Sky within the next 12 to 18 months. Big Sky experiences significant competition from Bozeman-based financial institutions seeking to establish a foothold in the rapidly expanding Big Sky market, and these same institutions represent very strong competition for Big Sky's Gateway Branch located just 6 miles west of Bozeman.

         The banking industry presence in Bozeman is characterized by two well-established branches of large banks controlled by holding companies with headquarters located outside the State of Montana, one credit union, five offices of Montana-based savings and loan associations or commercial banks and one locally owned commercial bank. Additional institutions in Belgrade, Montana and West Yellowstone, Montana do not represent significant direct competition to the Big Sky location and only minimal competition to the Gateway Branch.

         Big Sky's traditional competition for deposits comes from commercial banks, savings and loan associations, credit unions, and money market funds, many of which have more office locations or offer higher rates of interest than does Big Sky. Competition for deposit funds also comes from issuers of corporate and governmental securities, insurance companies, mutual funds, and other financial intermediaries. Big Sky competes for deposits by offering a variety of deposit accounts at rates generally competitive with similar financial institutions in the area.

         In competing for deposits, Big Sky is subject to certain regulations not applicable to non-bank competitors. Legislation enacted in the 1980s authorized banks to offer deposit instruments with rates competitive with money market funds, but subject to restrictions not applicable to those funds. Legislation has also made non-bank financial institutions more effective competitors. Savings and loan associations and credit unions are now permitted to offer checking accounts and to make commercial loans with certain limitations.

         Big Sky's competition for loans comes primarily from the same financial institutions with which Big Sky competes for deposits. Big Sky competes for loan originations primarily through the level of interest rates and loan fees charged, the variety of commercial and mortgage loan products offered, and the efficiency and quality of services provided to borrowers. Factors which affect loan competition include the availability of lendable funds, local and national economic conditions, current interest rate levels, and loan demand. Big Sky engages in loan origination for residential loans which are sold to traditional secondary market investors which generates fee income while preserving liquidity.

         The offices of the larger banks and savings and loan associations have competitive advantages over Big Sky in that they have a stronger presence and are able to maintain advertising and marketing activity on a much larger scale than Big Sky can economically maintain. Because single borrower lending limits imposed by law are tied to the institution's capital, the branches or offices of larger institutions with substantial capital bases are also at an advantage with respect to loan applications for amounts in excess of Big Sky's legal lending limit. This advantage has been mitigated somewhat by Big Sky's network of over-line participants.

FACILITIES

         The principal offices of Big Sky are located at the bank's main office at 135 Big Sky Road, Big Sky, Montana. The Big Sky location houses employee offices, a lobby with three teller stations, a one-lane drive-up window, and an ATM. ATM's are also located in the Mountain Mall and Huntley Lodge in the Mountain Village at Big Sky Resort. Big Sky operates the Gateway Branch located at the junction of U.S. 191 and Huffine Lane (Four Corners), six miles west of Bozeman, Montana. The Gateway Branch is a full service branch with a lobby with four teller stations, upstairs offices and conference room, two drive-up lanes and a drive-up ATM. The real estate department is housed in separate leased quarters within the same retail complex.

EMPLOYEES

         As of September 30, 1998, Big Sky had 20 full-time-equivalent (19 full-time and 2 part-time) employees. Employee turnover has historically been relatively low.

LEGAL PROCEEDINGS

         Big Sky has not been a party to any legal proceedings since opening in 1990. Management believes that there is no threatened or pending proceedings against Big Sky which, if determined adversely, would have a material effect on its business or financial position.

        SECURITIES OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

         The following table sets forth information regarding the beneficial ownership of Big Sky common stock as of September 30, 1998 by (i) each person known to Big Sky to own beneficially more than 5 percent of Big Sky common stock; (ii) each current director of Big Sky; and (iii) all executive officers and directors of Big Sky as a group. Except as otherwise indicated, each of the persons named below has sole voting and investment power with respect to the Big Sky common stock owned by them. Each of the following persons may be reached at the main office location of Big Sky.

                                                          Amount and Nature                     Percentage of
                  Name of Stockholder                  of Beneficial Ownership                Shares Outstanding
                  -------------------                  -----------------------                ------------------
         Robert L. Kester (1)                                     1,283                             6.29%
         Stewart R. Kester (2)                                    1,260                             6.18%
         George B. Hagar (3)                                        550                             2.70%
         Herbert A. Kern (4)                                        340                             1.67%
         O. Taylor Middleton (5)                                    320                             1.57%
         Michael F. Richards (6)                                    601                             2.95%
         Michael R. Scholz                                          584                             2.86%
         Beatrice R. Taylor (7)                                     698                             3.42%
         Don T. Wilson (8)                                           15                             0.07%

         All Directors and Executive
         Officers as a Group                                      5,651                             27.70%

---------------
(1)      Includes 1,150 shares owned with Mr. Kester's spouse and 100 shares owned by Mrs. Marcia M. Kester, Mr. Kester's spouse.
(2) Includes 1,060 shares owned with Mr. Kester's spouse and 175 shares owned by Commerica Bank, Trustee, Calhoun & Company FBO Stewart R. Kester.
(3) All shares are held in a trust, George B. Hagar Trust UTD 3/19/93 with Mr. Hagar and his spouse, Shirley D. Hagar, as trustees.
(4)      Includes 315 shares owned with Mr. Kern's spouse.
(5)      Includes 295 shares owned with Mr. Middleton's spouse.
(6)      Includes 576 shares owned with Mr. Richards' spouse.
(7) Includes 254 shares owned by Mr. James C. Taylor, Mrs. Taylor's spouse; 132 shares owned by Elizabeth Kean Taylor Revocable Trust (Mrs. Taylor's daughter); and 132 shares owned by James Campbell Taylor, Jr. Revocable Trust (Mrs. Taylor's son).

(8)      All shares are held with Mr. Wilson's spouse.

                 BIG SKY MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The following discussion and analysis is intended to provide greater details of the results of operations and financial condition of Big Sky. The following discussion should be read in conjunction with the selected financial and other data appearing elsewhere in this Prospectus/Proxy Statement.

         Big Sky operates two full-service banking offices. The main office is in Big Sky, Montana with the Big Sky Western Bank-Gateway Branch located in the Four Corners area, approximately 6 miles west of Bozeman.

Big Sky also operates a Real Estate Department that is located in the same commercial complex as the Gateway Branch. Big Sky's income is derived solely from the income generated from its branches and real estate lending operation consisting of net interest income and other operating income. Net interest income consists of the excess of interest income, received primarily on customer loans and investment securities, over interest expense, paid principally on customer deposits and indebtedness. Other operating income primarily includes service charges on deposit accounts and loan and other fee income.

         Since December 31, 1996, Big Sky has experienced deposit growth of approximately $7.7 million and asset growth during the same period of $10.6 million or 32 percent and 36.4 percent respectively. Both deposit and asset growth is consistent with recent historical growth rates. At December 31, 1997, Big Sky had total deposits of $25.5 million and total assets of $32.7 million and more recently at September 30, 1998, total deposits and total assets were $31.8 million and $39.8 million respectively.

RESULTS OF OPERATIONS

         Net Income and Expense. Big Sky's net income after income taxes increased from approximately $120,000 in 1996 to approximately $182,000 in 1997, an increase of approximately 51.7%. Net income after taxes for the period ended September 30, 1998, was approximately $185,000, an increase of $64,100 or 53% over the same nine month period in 1997.

         Net Interest Income. Big Sky's net interest income is the largest source of operating income. As noted above, net interest income is derived from interest, dividends and fees received from interest-earning assets, less interest expense incurred on interest-bearing liabilities. Interest-earning assets primarily include loans and investment securities. Interest-bearing liabilities primarily include deposits and various forms of indebtedness.

         Big Sky's net interest income for 1997 was $1.396 million, an increase of 46.7 percent over the net interest income in 1996 of $.952 million. While much of the increase resulted from asset and loan growth in 1997, it is also attributable to an increase in loan fees of $184,000 in 1997. The increase in loan fees was largely generated by Big Sky's real estate department started in 1997 that sells all real estate loans in the secondary investment market. Total interest expense in 1997 was $1.162 million, an increase of 28.4 percent over the total interest expense in 1996 of $.905 million.

         The most significant impact on Big Sky's net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of loans, investment securities and other interest-earning assets, compared with the volume of interest-bearing deposits and indebtedness, combined with the spread, produces the changes in the net interest income between periods. This increase in interest expense was due to the growth of interest-bearing deposits and additional borrowings with the Federal Home Loan Bank during 1997.

         Non-interest Income and Expense. Big Sky experienced an increase in non-interest income in 1997 as compared to 1996 of approximately $56,000. Big Sky also experienced an increase in non-interest expenses of approximately $390,000 from $.944 million in 1996 to $1.334 million in 1997. Salaries and benefits accounted for approximately $225,000 or 57.8 percent of the increase in non-interest expense in 1997 as compared to 1996. The increase in non-interest expense is largely attributable to the new branch office opened in the Four Corners area in June, 1996 and also the non-interest expense associated with the new real estate department started in November, 1996.

         Provision for Loan Losses. The provision for loan losses creates an allowance for future loan losses based upon management's current estimates. The loan loss provision for each year is dependent on many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of the quality of loan portfolio, the value of the underlying collateral on problem loans and the general economic conditions in the relevant markets. Big Sky performs a monthly assessment of the risk inherent in its loan portfolio, as well as a detailed review of each asset determined to have identified weaknesses. Based on the analysis, which includes reviewing historical loss trends, current economic conditions, industry concentrations and specific reviews of assets classified with identified weaknesses, Big Sky may make provisions for potential loan losses.

         Specific allocations are made for loans when the probability of a loss can be defined and reasonably determined, while the balance of the provisions for loan losses are based on historical data, delinquency trends and economic conditions. Fluctuations in the provision for loan loss result from management's assessment of the adequacy of the allowance, and ultimate loan losses may vary from current estimates.

         At December 31, 1997, the allowance for loan losses was approximately $252,000 or 1.28 percent of total loans. The allowance for loan losses at December 31, 1996, was $172,000 or .96 percent of total loans at such date. The increase in the allowance reflects, among other things, the growth of the Big Sky loan portfolio from $17.979 million at December 31, 1996, to $19.627 million at December 31, 1997. At September 30, 1998, the allowance for loan losses was $285,000 or 1.37 percent of total loans.

         The following table sets forth activity in the allowance for loan losses for the nine months ending September 30, 1998 and for the years ended December 31, 1997, and December 31, 1996:


(Dollars in thousands)                        Nine Months ended     For the year ended December 31,
                                                September 30,       -------------------------------
                                                    1998                1997                1996
                                                  --------            --------            --------
Balance beginning of period                       $    252                 172                 121

Charge-offs:
         Commercial                                     (6)                 (1)                 (5)
         Real Estate                                     0                   0                   0
         Consumer                                        0                  (3)                (13)
                                                  --------            --------            --------

                                                        (6)                 (4)                (18)
                                                  --------            --------            --------
Recoveries:
         Commercial                                      0                   2                   0
         Real Estate                                     0                   0                   0
         Consumer                                        0                   0                   0
                                                  --------            --------            --------
                                                         0                   2                   0
                                                  --------            --------            --------
         Net (charge-offs) recoveries                   (6)                 (2)                (18)
                                                  --------            --------            --------

Provision charged to operations                         39                  82                  69

Balance at end of period                          $    285                 252                 172
                                                  --------            --------            --------

Ratio of net (charge-offs) recoveries to              0.03%               0.01%               0.13%
average outstanding loans during period

Average outstanding loans during period           $ 20,481              18,651              14,099

         Income Tax Expense. For the year ended December 31, 1997 Big Sky's effective federal tax rate was approximately 20 percent and its effective Montana tax rate was 6.75 percent. Big Sky anticipates an effective federal tax rate of 34% for 1998, with the effective Montana tax rate remaining constant.

FINANCIAL CONDITION

         Loans. Big Sky's loan portfolio consists of a mix of commercial, consumer, real estate, agricultural and other loans, including fixed and variable rate loans. Fluctuations in the loan portfolio are directly related to the economics of the markets served by Big Sky. Thus, Big Sky borrowers could be adversely impacted by a downturn in the sectors of the economy which could have a material adverse effect on the borrower abilities to repay loans.

         Big Sky's gross loans increased to $19.627 million for the year ended December 31, 1997, from $17.979 million for the year ended December 31, 1996, an increase of approximately $1.6 million or 9.2 percent. At September 30, 1998, gross loans were $21.757 million, an increase of $2.178 million compared to the corresponding period in 1997.

         The following table presents the composition of Big Sky's loan portfolio as of the dates indicated:

                                                                1997                             1996
(Dollars in thousands)            September 30,       ------------------------         ------------------------
                                      1998            Amount         % of Total        Amount         % of Total
                                     -------          -------          -------         -------          -------
Commercial and Agricultural          $ 7,388          $ 7,005             35.7%        $ 5,942             33.0%
Consumer                               2,584            1,123              5.8             928              5.2
Real Estate
         Construction                  2,717            1,570              8.0           1,678              9.3
         Mortgage                      9,068            9,929             50.5           9,431             52.5
                                     -------          -------          -------         -------          -------
Total Gross Loans                    $21,757          $19,627            100.0%        $17,979            100.0%
                                     -------          -------          -------         -------          -------

Mortgage loans declined to $9.068 million at September 30, 1998 from $9.929 million at December 31, 1997, a decrease of 8.7 percent. In 1997 Big Sky starting selling a large portion of residential real estate loans after staffing a real estate department to originate loans for sale in the secondary investment market. The decrease in real estate loan balances is primarily attributable to Big Sky customers refinancing in 1997 through Big Sky's newly established real estate department, and the sale of these loans on the secondary market.

         Nonperforming and Classified Assets. Federal regulation and Big Sky loan policies require that Big Sky classify its assets on a regular basis. Big Sky management generally places loans on non-accrual when they become 90 days past due unless they are well secured and in the process of collection. When a loan is placed on non-accrual status, any interest previously accrued but not collected is reversed from income. Loans are charged off when management determines that collection has become unlikely. OREO consists of real property acquired through foreclosure on the related collateral underlying defaulted loans.

         The following tables set forth certain information with respect to non-performing assets as of the dates indicated:

                                                                                As of December 31,
                                                         As of                ---------------------
                                                   September 30, 1998          1997           1996
                                                  ---------------------       ------         ------
Non-performing Loans:
     Non-accrual loans                                     0                    0              0
     Accruing loans past due 90 days or more               0                    0              0
     Restructured loans                                    0                    0              0
                                                           -                    -              -


         Total non-performing Assets                       0                    0                    0
Other real estate owned (OREO)                             0                    0                    0
     Total non-performing assets                           0                    0                    0
Non-performing assets to total loans and OREO             0.0%                 0.0%                 0.0%

         Big Sky has not held any OREO since the bank's inception.

         Investment Securities. Big Sky's investment portfolio is managed to meet its liquidity needs and is utilized for pledging requirements for deposits of state and political subdivisions and securities sold under repurchase agreements. The portfolio is comprised of U.S. Treasury securities, U.S. government agency securities, tax-exempt securities, mortgage-backed securities and real estate investment conduits or REMICs. Federal funds sold are additional investments that are not classified as investment securities. Investment securities classified as available for sale are recorded at fair market value while investment securities classified as held to maturity are recorded at stockholders' equity for available for sale securities.

         The balance of investment securities increased to $7.193 million at December 31, 1997 compared to $5.460 million at December 31, 1996. The increase is attributable to the investment of excess funds provided from deposit growth, additional Federal Home Loan Bank borrowings, and real estate loan refinancing through Big Sky's new real estate department.

         Deposits. Big Sky's deposits consist primarily of demand deposits, interest-bearing demand deposits, savings accounts and time deposits (CDs).

LIQUIDITY AND SOURCE OF FUNDS

         Liquidity is the ability of Big Sky to meet its day-to-day cash flow requirements of customers who may wish to withdraw funds on deposit with Big Sky or required funds to meet credit needs. Big Sky manages its liquidity with the intent to meet the cash flow requirements while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of its stockholders.

         Big Sky's primary sources of funds are customer deposits, maturity of investment securities, loan repayments, net income, sales of "available for sale" securities, and advances from the Federal Home Loan Bank of Seattle. Big Sky primarily attracts deposits from its primary market areas through competitive pricing policies and delivery of products demanded in the market. Big Sky has recognized exceptional deposit growth over the past three years. Deposit growth for 1995, 1996, and 1997 was 34.1%, 57.7%, and 5.9% respectively. The outstanding deposit growth in 1996 can largely be attributed to the opening of the new branch located in the Four Corners area. As of September 30, 1998, deposits increased by $6.288 million over December 31, 1997, or 24.7 percent during this period.

         Management anticipates that Big Sky will continue relying on customer deposits, maturity of investment securities, loan repayments and net income to provide liquidity. Although deposit balances have shown strong historical growth, such balances may be influenced by changes in the banking industry, interest rates available on other investments, general economic conditions, competition and other factors. Federal Home Loan Bank borrowings may also be used on a short-term basis to compensate for reduction in other sources of funds. Federal Home Loan Bank borrowings may also be used on a long-term basis to support expanded lending and to match maturities or repricing intervals of assets.

         Capital Resources. Stockholders' equity increased approximately 66.4% from $1.758 million in 1996 to $2.927 million in 1997. This large increase was due primarily to the issuance of 7,150 shares of Big Sky common stock in 1997 totaling $1,001,000 with the balance of the increase being retained earnings and the net change in unrealized gains on available for sale securities. Big Sky is subject to capital adequacy requirements established by bank regulators. At December 31, 1997, and also as of September 30, 1998, Big Sky was considered "Well Capitalized" under applicable bank regulatory standards.

YEAR 2000

         Big Sky is committed to addressing Year 2000 (Y2K) issues in a prompt and responsible manner, and has involved senior management and the necessary resources to do so. Management has completed various phases of the plan and has implemented action that will make all computer systems compliant in line with the regulatory timeline guidelines. Big Sky compliance plan has several phase, including (1) project responsibility; (2) awareness; (3) assessment; (4) renovation; (5) validation; and (6) implementation.

- Project Responsibility: Big Sky has formed a Y2K project responsibility team consisting of senior management and three other individuals. Additionally, other employees and outside consultants are recruited to help with various parts of the project. A Y2K plan was developed and an ongoing process of implementing and carrying out the plan has been done. Robert L. Kester, Chairman/CEO has been kept informed of the progress of the project on a monthly basis and the board of directors is reported to at each regularly scheduled board meeting.

- Awareness: The year 2000 computer problem results from the design of many computer operating systems now in use. The internal logic of these systems expresses the year in two digits rather than four, and assumes that the first two digits are always 19. At the end of the century, these systems will revert to the year 1900 or to a previous date specified in the system logic, such as the year 1980. An additional consideration is that the year 2000 is a Leap Year and all date and calculation routines will need to be reviewed to ensure that they are compliant for that.

-        Assessment:

         IDENTIFICATION OF MISSION CRITICAL APPLICATIONS
         The team members have identified all applications within the bank that they feel pose a risk. All items have been identified as far as application priority and what the bank will do in the event each identified item can not be made year 2000 compliant. Each vendor who provides the application has been notified in writing about the application and asked when the application will be year 2000 compliant. All vendor responses have been monitored.

         IDENTIFICATION OF CUSTOMERS
         The team members have developed a list of customers that may be impacted by the year 2000 issue. A personalized letter was mailed to all identified customers. Additionally, the bank has purchased three videos from the company of Young & Associates, Inc. titled "Year 2000:
         A Practical Guide to Staying in Business." This video has been designed specifically to show, lend, or give to our customers to make them aware of the year 2000 problem. We have assembled a packet of material which is available to each customer to assist them in developing and addressing their own year 2000 compliance program.

         Big Sky has also obtained a video from Young & Associates, Inc. titled "Nine Steps to Year 2000 Compliance" which is bank specific in regard to year 2000 compliance. This video has been shown to all staff members in an effort to keep them informed about the year 2000 situation.

         All loan customer files have been reviewed to assess the risk associated with repayment of loans in the event that a customer's business is not year 2000 compliant and/or their vendors are not compliant which could adversely affect their business. All large deposit customers have been assessed to determine the liquidity risk in the event they are not year 2000 compliant. Additionally, two statement stuffers have been developed and mailed to all customers.

         REPLACEMENT OR REPAIR OF EXISTING SOFTWARE OR HARDWARE
         All software and hardware items have been identified which could pose a risk to Big Sky. During 1997, Big Sky made a decision to upgrade all hardware and software programs. The cost of the upgrades was approximately $60,000. The upgrades made a substantial contribution to making the bank's hardware and software year 2000 complaint. A comprehensive PC Test Plan was developed and all testing has been completed on the PC's and the two network servers with all being compliant.

         CONTRACTS WITH VENDORS
         All existing contracts with vendors are being reviewed to address specific treatment of the year 2000 issue. Management has reviewed the financials and assessed the operational capabilities of both First Interstate BancSystem and FI-SERV, who provide data processing services to Big Sky, and has determined that they are both capable of providing year 2000 capability.

         CUSTOMER AWARENESS AND CUSTOMER CONTACT
         Big Sky has made its entire staff aware of the year 2000 problem in specific training meetings at both locations. Big Sky will continue to keep its staff updated on the year 2000 issue.

-        Renovation: All systems tested to date have been Y2K compliant.
         Additional upgrades and renovation will be done if any systems are discovered that are not Y2K compliant.

- Validation: All testing of our internal systems has been completed with all being Y2K compliant. Testing of various systems at First Interstate BancSystem and the Federal Reserve System are being done based on their testing schedule. All have been Y2K compliant.

- Implementation: Michael F. Richards, President, a member of senior management and a director, is on the team and is very active in the development, day-to-day progress, and implementation of the Y2K project. This project has been given the highest priority and Big Sky is committed to do whatever is necessary to become compliant within and ahead of schedule as outlined by the regulatory agencies.

         Big Sky has developed contingency plans to address the most likely "worst case" scenarios in the event that any of its systems or vendors are not Y2K compliant.

                           SUPERVISION AND REGULATION

INTRODUCTION

         The following generally refers to certain statutes and regulations affecting the banking industry. These references provide brief summaries only and are not intended to be complete. They are qualified in their entirety by the referenced statutes and regulations. In addition, some statutes and regulations may exist which apply to and regulate the banking industry, but are not referenced below.

         Glacier is a bank holding company, due to its ownership of Glacier Bank, Glacier Bank of Whitefish, Glacier Bank of Eureka, Valley Bank of Helena, and First Security Bank of Missoula, all of which are Montana-state chartered commercial banks, and all of which are members of the Federal Reserve (collectively, the "State Banks"). Prior to Glacier Bank's conversion from a federal savings bank to a state-chartered commercial bank, Glacier was also a savings and loan holding company within the meaning of the Home Owners' Loan Act and, as such, was registered with and subject to examination and supervision by the Office of Thrift Supervision. The Bank Holding Company Act of 1956, as amended ("BHCA") subjects Glacier and the State Banks to supervision and examination by the Federal Reserve Bank ("FRB"), and Glacier files annual reports of operations with the FRB. Big Sky is a Montana state-chartered commercial bank.

BANK HOLDING COMPANY REGULATION

         In general, the BHCA limits bank holding company business to owning or controlling banks and engaging in other banking-related activities. Bank holding companies must obtain the FRB's approval before they: (1) acquire direct or indirect ownership or control of any voting shares of any bank that results in total ownership or control, directly or indirectly, of more than 5% of the voting shares of such bank; (2) merge or consolidate with another bank holding company; or (3) acquire substantially all of the assets of any additional banks. Subject to certain state laws, such as age and contingency laws, a bank holding company that is adequately capitalized and adequately managed may acquire the assets of both in-state and out-of-state bank.

         Control of Nonbanks. With certain exceptions, the BHCA prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares in any company that is not a bank or a bank holding company unless the FRB determines that the activities of such company are incidental or closely related to the business of banking. If a bank holding company is well-capitalized and meets certain criteria specified by the FRB, it may engage de novo in certain permissible nonbanking activities without prior FRB approval.

         Control Transactions. The Change in Bank Control Act of 1978, as amended, requires a person (or group of persons acting in concert) acquiring "control" of a bank holding company to provide the FRB with 60 days' prior written notice of the proposed acquisition. Following receipt of this notice, the FRB has 60 days within which to issue a notice disapproving the proposed acquisition, but the FRB may extend this time period for up to another 30 days. An acquisition may be completed before expiration of the disapproval period if the FRB issues written notice of its intent not to disapprove the transaction. In addition, any "company" must obtain the FRB's approval before acquiring 25% (5% if the "company" is a bank holding company) or more of the outstanding shares or otherwise obtaining control over Glacier.

TRANSACTIONS WITH AFFILIATES

         Glacier and its subsidiaries are deemed affiliates within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to certain restrictions. Accordingly, Glacier and its subsidiaries must comply with Sections 23A and 23B of the Federal Reserve Act. Generally, Sections 23A and 23B: (1) limit the extent to which the financial institution or its subsidiaries may engage in "covered transactions" with an affiliate, as defined, to an amount equal to 10% of such institution's capital and surplus and an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital and surplus, and (2) require all transactions with an affiliate, whether or not "covered transactions," to be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

REGULATION OF MANAGEMENT

         Federal law: (1) sets forth the circumstances under which officers or directors of a financial institution may be removed by the institution's federal supervisory agency; (2) places restraints on lending by an institution to its executive officers, directors, principal stockholders, and their related interests; and (3) prohibits management personnel from serving as a director or in other management positions with another financial institution which has assets exceeding a specified amount or which has an office within a specified geographic area.

TIE-IN ARRANGEMENTS

         Glacier and its subsidiaries cannot engage in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither Glacier nor its subsidiaries may condition an extension of credit on either (1) a requirement that the customer obtain additional services provided by it or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

         The FRB has adopted significant amendments to its anti-tying rules that: (1) removed FRB-imposed anti-tying restrictions on bank holding companies and their non-bank subsidiaries; (2) allow banks greater flexibility to package products with their affiliates; and (3) establish a safe harbor from the trying restrictions for certain foreign transactions. These amendments were designed to enhance competition in banking and nonbanking products and to allow banks and their affiliates to provide more efficient, lower cost service to their customers. However, the impact of the amendments on Glacier and its subsidiaries is unclear at this time.

STATE LAW RESTRICTIONS

         As a Delaware corporation, Glacier may be subject to certain limitations and restrictions as provided under applicable Delaware corporate law. Each of the State Banks and Big Sky, as Montana state-chartered commercial banks, are subject to supervision and regulation by the Montana Department of Commerce's Banking and Financial Institutions Division.

THE SUBSIDIARIES

GENERAL

         Glacier's subsidiaries, as well as Big Sky, are subject to extensive regulation and supervision by the Montana Department of Commerce's Banking and Financial Institutions Division, and the State Banks are also subject to regulation and examination by the FRB as a result of their membership in the Federal Reserve System. Big Sky is subject to regulation by the FDIC as a state non-member commercial bank. The federal laws that apply to Glacier's banking subsidiaries and Big Sky regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for loans. The laws and regulations governing Glacier's banking subsidiaries and Big Sky generally have been promulgated to protect depositors and not to protect stockholders of such institutions or their holding companies.

         CRA. The Community Reinvestment Act (the "CRA") requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluates the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

         Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders, or any related interests of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons not covered above and who are not employees; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the affected bank or any officer, director, employee, agent, or other person participating in the conduct of the affairs of that bank, the imposition of a cease and desist order, and other regulatory sanctions.

         FDICIA. Under the Federal Deposit Insurance Corporation Improvement Act (the "FDICIA"), each federal banking agency has prescribed, by regulation, noncapital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems, and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution which fails to meet these standards must develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. Management of Glacier and Big Sky believes that Glacier's subsidiary banks and Big Sky meet all such standards, and therefore, does not believe that these regulatory standards materially affect Glacier's or Big Sky's business operations.

INTERSTATE BANKING AND BRANCHING

         The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit such purchases. Additionally, banks are permitted to merge with banks in other states as long as the home state of neither merging bank has opted out. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

         Under recent FDIC regulations, banks are prohibited from using their interstate branches primarily for deposit production. The FDIC has accordingly implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

         With regard to interstate bank mergers, Montana has "opted-out" of the Interstate Act and prohibits in-state banks from merging with out-of-state banks if the merger would be effective on or before September 30, 2001. Montana law generally authorizes the acquisition of an in-state bank by an out-of-state bank holding company through the acquisition of a financial institution if the in-state bank being acquired has been in existence for at least 5 years prior to the acquisition. Banks, bank holding companies, and their respective subsidiaries cannot acquire control of a bank located in Montana if, after the acquisition, the acquiring institution, together with its affiliates, would directly or indirectly control more than 22% of the total deposits of insured depository institutions and credit unions located in Montana. Montana law does not authorize the establishment of a branch bank in Montana by an out-of-state bank.

         At this time, the full impact that the Interstate Act might have on Glacier, its subsidiary banks and Big Sky is impossible to predict.

DEPOSIT INSURANCE

         The deposits of the Subsidiary Banks and of Big Sky are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF") administered by the FDIC. All insured banks are required to pay semi-annual deposit insurance premium assessments to the FDIC.

         The FDICIA included provisions to reform the Federal Deposit Insurance System, including the implementation of risk-based deposit insurance premiums. The FDICIA also permits the FDIC to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources, or for any other purpose the FDIC deems necessary. The FDIC has implemented a risk-based insurance premium system under which banks are assessed insurance premiums based on how much risk they present to the BIF. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

DIVIDENDS

         The principal source of Glacier's cash revenues is dividends received from its subsidiary banks. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends which would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. Other than the laws and regulations noted above, which apply to all banks and bank holding companies, neither Glacier, its subsidiary banks or Big Sky is currently subject to any regulatory restrictions on its dividends.

CAPITAL ADEQUACY

         Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities.

         The FDIC and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. These are designed to make such capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum. The current guidelines require all bank holding companies and federally regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I capital.

         Tier I capital for bank holding companies includes common shareholders' equity, qualifying perpetual preferred stock (up to 25% of total Tier I capital, if cumulative, although under a Federal Reserve Rule, redeemable perpetual preferred stock may not be counted as Tier I capital unless the redemption is subject to the prior approval of the Federal Reserve), and minority interests in equity accounts of consolidated subsidiaries, less intangibles, except as described above. Tier 2 capital includes: (i) the allowance for loan losses of up to 1.25% of risk-weighted assets; (ii) any qualifying perpetual preferred stock which exceeds the amount which may be included in Tier I capital; (iii) hybrid capital instruments; (iv) perpetual debt; (v) mandatory convertible securities; and (vi) subordinated debt and intermediate term preferred stock of up to 50% of Tier I capital. Total capital is the sum of Tier I and Tier 2 capital, less reciprocal holdings of other banking organizations, capital instruments, and investments in unconsolidated subsidiaries.

         The assets of banks and bank holding companies receive risk-weights of 0%, 20%, 50%, and 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in total risk-weighted assets.

         Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property, which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of or obligations guaranteed by the United States Treasury or agencies of the federal government, which have 0% risk-weight. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction related contingencies such as bid bonds, other standby letters of credit and undrawn commitments, including commercial credit lines with an initial maturity of more than one year, have a 50% conversion factor. Short-term, self-liquidating trade contingencies are converted at 20%, and short-term commitments have a 0% factor.

         The Federal Reserve also employs a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies, and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%.

         The FDICIA created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the FDIC, an institution is assigned to one of five capital categories, depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized" depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions. Glacier and Big Sky do not believe that these regulations have any material effect on their operations.

EFFECTS OF GOVERNMENT MONETARY POLICY

         The earnings and growth of Glacier and Big Sky are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on Glacier, its subsidiary banks and Big Sky cannot be predicted with certainty.

CHANGES IN BANKING LAWS AND REGULATIONS

         The laws and regulations that affect banks and bank holding companies are currently undergoing significant changes. This year, legislation was proposed in Congress which contained proposals to alter the structure, regulation, and competitive relationships of the nation's financial institutions. Although the legislation was not passed in the 1998 general session of Congress, similar legislation may be proposed in the coming years and, if enacted into law, such bills could have the effect of increasing or decreasing the cost of doing business, limiting or expanding permissible activities (including activities in the insurance and securities fields), or affecting the competitive balance among banks, savings associations, and other financial institutions. Some of these bills may reduce the extent of federal deposit insurance, broaden the powers or the geographical range of operations of bank holding companies, alter the extent to which banks could engage in securities activities, and change the structure and jurisdiction of various financial institution regulatory agencies. Whether or in what form such legislation may be adopted, or the extent to which the business of Glacier might be affected thereby, cannot be predicted with certainty.

                     DESCRIPTION OF GLACIER'S CAPITAL STOCK

         Glacier's authorized capital stock consists of 15,000,000 common stock shares with a $.01 per share par value, and 1,000,000 preferred stock shares with a $.01 per share par value. As of the date of this Prospectus/Proxy Statement, Glacier had no shares of preferred stock issued. The Glacier Board is authorized, without further stockholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier Board may determine.

         Glacier's stockholders do not have preemptive rights to subscribe to any additional securities that may be issued. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier's remaining assets after provision for liabilities. The Glacier Board is authorized to determine the liquidation rights of any preferred stock that may be issued.

         Under the Delaware General Corporation Law ("DGCL"), a stockholder who has neither voted in favor of a proposed merger nor consented in writing to a proposed merger is entitled to an appraisal by the Delaware Court of Chancery of the fair value of his or her shares, unless the merger is a stock-for-stock merger and either (i) the stock is listed on a national exchange or is designated a national market system security on an interdealer quotation system by The NASDAQ Stock Market, (ii) the stock is held by more than 2,000 stockholders, or (iii) stockholders are not entitled to vote on the merger. Because Glacier's common stock is traded on NASDAQ, in the event of a proposed merger, Glacier stockholders will not be entitled under Delaware law to appraisal rights (rights to receive the fair value of their shares in cash upon dissent from the proposed merger and rights to an appraisal of the fair value of their shares), regardless of whether such Glacier stockholders vote for or against the proposed merger.

         Under the DGCL, Glacier may acquire shares of its own stock. Glacier's stockholders may amend Glacier's Certificate of Incorporation by an affirmative majority vote of the shares entitled to vote on the matter following approval of the amendment by Glacier's Board, but the anti-takeover provisions detailed in
Section 9.6 of Glacier's Certificate of Incorporation, may not be amended or repealed and provisions inconsistent with Article 9 may not be adopted without the affirmative vote of 80% of Glacier's outstanding voting stock. Glacier's Board is authorized to alter, amend or repeal Glacier's Bylaws by affirmative vote; Glacier's stockholders are authorized to alter, amend or repeal Glacier's Bylaws by majority vote at an annual stockholders meeting or at a special stockholders meeting.

         For additional information concerning Glacier's capital stock, see "COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF GLACIER AND BIG SKY COMMON STOCK."

                   COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF
                        GLACIER AND BIG SKY COMMON STOCK

         The DGCL and Glacier's Certificate of Incorporation and Bylaws govern the rights of Glacier stockholders and will govern the rights of Big Sky's stockholders who become stockholders of Glacier as a result of the Share Exchange. The rights of Big Sky stockholders are currently governed by the MBCA and by Big Sky's Articles of Agreement and Bylaws. The following is a brief summary of certain differences between the rights of Big Sky and Glacier stockholders. This summary does not purport to be complete and is qualified by the documents and statutes referenced and by other applicable law.

GENERAL

         Under its Certificate of Incorporation, Glacier's authorized capital stock consists of 15,000,000 of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, $.01 par value per share. No shares of preferred stock are currently outstanding.

         Under its Articles of Agreement, as amended, Big Sky's authorized capital consists of 20,400 shares of common stock, $40.00 par value per share.

         The following is a more detailed description of Glacier's and Big Sky's capital stock.

COMMON STOCK

         As of September 30, 1998, there were 8,319,940 shares of Glacier common stock issued and outstanding, in addition to options for the purchase of 511,902 shares of Glacier common stock under Glacier's employee and director stock option plans.

         As of September 30, 1998, there were 20,400 shares of Big Sky common stock issued and outstanding. Additionally, 2,500 shares of Big Sky common stock are reserved for issuance upon the conversion of Big Sky's Debentures.

PREFERRED STOCK

         As of the date of this Prospectus/Proxy Statement, neither Glacier nor Big Sky had shares of preferred stock issued. The Glacier board of directors is authorized, without further stockholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

DIVIDEND RIGHTS

         Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends. The ability of Glacier to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay. See "SUPERVISION AND REGULATION -- The Bank Subsidiaries; Dividend Restrictions." Under the DGCL, the Glacier board of directors can declare dividends out of Glacier's surplus. If there is no surplus, the board of directors may declare dividends out of Glacier's net profits for the fiscal year in which the dividend is declared, or for the preceding fiscal year, unless there is a deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference to the distribution of assets.

VOTING RIGHTS

         All voting rights are currently vested in the holders of Glacier common stock and Big Sky common stock, with each share being entitled to one vote.

         Glacier's Bylaws provide that stockholders do not have cumulative voting rights in the election of directors. Under governing law Big Sky stockholders are entitled to cumulate their shares in the voting for directors by multiplying the number of shares held by the number of directors to be elected and distributing the votes among the candidates. The Glacier board of directors is also authorized to determine the voting rights of any preferred stock that may be issued.

PREEMPTIVE RIGHTS

         Glacier's and Big Sky's stockholders do not have preemptive rights to subscribe to any additional securities that may be issued.

LIQUIDATION RIGHTS

         If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier's remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

         If Big Sky is voluntarily liquidated, the holders of Big Sky common stock are entitled to share, on a pro rata basis, Big Sky's remaining assets after provision for liabilities, subject to certain limitations and bank regulatory requirements applicable to Big Sky under the Montana Bank Act.

ASSESSMENTS

         All outstanding shares of Glacier common stock are fully paid and nonassessable.

         All outstanding shares of Big Sky common stock are fully paid and nonassessable except to the extent of assessments under the Montana Bank Act.

STOCK REPURCHASES

         Under Delaware law, a corporation may acquire shares of its own stock. Therefore, Glacier may repurchase shares of its own capital stock. Montana banking statutes prohibit banks from purchasing their own stock unless necessary to prevent loss to the bank on debts previously contracted.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

         Under Delaware law, Glacier's stockholders may amend Glacier's Certificate of Incorporation by an affirmative majority vote of the shares entitled to vote on the matter following approval of the amendment by Glacier's Board, but the anti-takeover provisions detailed in Article 9 of Glacier's Certificate of Incorporation may not be amended or repealed, and provisions inconsistent with Article 9 may not be adopted, without the affirmative vote of 80% of the outstanding voting stock. Glacier's board of directors is authorized to alter, amend or repeal Glacier's Bylaws by affirmative vote; Glacier's stockholders are authorized to alter, amend or repeal Glacier's Bylaws by majority vote at an annual stockholders meeting or at a special stockholders meeting.

         Under the MBCA, Big Sky stockholders may amend the Articles of Agreement of Big Sky by an affirmative majority vote of the shares entitled to vote on the matter following recommendation of the amendment by Big Sky's Board (unless special circumstances exist, in which case no Board recommendation is required).

         Big Sky's Board is authorized to amend or repeal Big Sky's Bylaws, and to adopt new Bylaws, in its discretion upon the affirmative vote of a majority of Big Sky's Board when a quorum is present. Under the MBCA, Big Sky's stockholders are also authorized to amend or repeal Big Sky's Bylaws upon the affirmative vote of a majority of Big Sky's stockholders when a quorum is present.

APPROVAL OF CERTAIN TRANSACTIONS

         Under the DGLA, sales of assets, mergers and dissolutions must be approved by a majority of a corporation's outstanding stock. In addition, the DGLA prohibits certain business combinations with a business entity for a period of three years following the entity's acquisition of at least 15% of the corporation's voting stock. Article 9 of Glacier's Certificate of Incorporation provides that certain mergers involving a stockholder owning 10% or more of Glacier's outstanding voting stock must be approved by 80% of Glacier's outstanding voting stock. These provisions are described in "Potential `Anti-Takeover' Provisions" below.

         Under the MBCA, unless a corporation's articles of incorporation provide for a greater vote, approval by at least two-thirds of the outstanding shares entitled to vote or two-thirds of each voting group is required for mergers, asset sales, and dissolutions. Separate voting by voting groups is required (i) on a plan of share exchange, and (ii) on a plan of merger if it contains provisions that would require separate voting if contained in an amendment to articles of incorporation. Big Sky's Articles of Agreement do not contain provisions pertaining to stockholder approval of mergers and share exchanges.

DISSENTERS' RIGHTS

         Under the DGCL, a stockholder who has neither voted in favor of a proposed merger nor consented in writing to a proposed merger is entitled to an appraisal by the Delaware Court of Chancery of the fair value of his or her shares, unless the merger is a stock-for-stock merger and either (i) the stock is listed on a national exchange or is designated a national market system security on an interdealer quotation system by The NASDAQ Stock Market, (ii) the stock is held by more than 2,000 stockholders, or (iii) stockholders are not entitled to vote on the merger. Because Glacier's Common Stock is traded on Nasdaq, in the event of a proposed merger, Glacier stockholders will not be entitled under Delaware law to appraisal rights (rights to receive the fair value of their shares in cash upon dissent from the proposed merger and rights to an appraisal of the fair value of their shares), regardless of whether a Glacier stockholder votes for or against such proposed merger.

         Under the MBCA, a stockholder is entitled to dissent from, and, upon completion of various notice and demand requirements prescribed in Section 35-1-826 through Section 35-1-839, to obtain payment of the fair value of his or her shares in the event of certain corporate actions, including certain mergers, share exchanges, sales of substantially all assets of the corporation, and certain amendments to the corporation's articles of incorporation.

BOARD OF DIRECTORS

         Glacier's Certificate of Incorporation provide for division of its Board into three classes, as nearly equal in number as possible. Each director serves for a three-year term, and the classes are staggered so that one class is elected each year. The Glacier Board sets the exact number of directors by resolution. Currently, the Glacier Board has ten directors. A Glacier director may be removed with cause by Glacier's stockholders if a majority of the stockholders entitled to vote on the matter vote in favor of removal at a meeting expressly called for that purpose. A Glacier director may not be removed without cause.

         Big Sky's Articles of Agreement provide for the annual election of its Board by the stockholders. Between annual meetings, a majority of the Board is authorized to increase the number of directors by up to two additional directors. Big Sky's Articles of Agreement further provide that the number of directors on the Board shall not be less than three and shall not exceed eleven. A Big Sky director may be removed with or without cause by Big Sky's stockholders if at least two-thirds of the stockholders entitled to vote at an election of directors vote in favor of removal at a meeting expressly called for that purpose. Big Sky stockholders may cumulate votes in voting for or against the removal of a director to the same extent such votes may be cumulated in voting for or against the appointment of a director. Big Sky's Bylaws prohibit the re-election of a director who reaches the age of 70 years prior to the annual stockholders' meeting, unless the director is an original shareholder or organizer, or the restriction is waived by a majority of the Board.

INDEMNIFICATION AND LIMITATION OF LIABILITY

         Glacier's Certificate of Incorporation provides that the personal liability of Glacier's directors and officers for monetary damages shall be eliminated to the fullest extent permitted under the DGCL.

         Glacier's Bylaws provide that Glacier will indemnify any present or former director, officer or employee, or any present or former director, officer or employee of another business entity serving in such capacity at Glacier's request, from any threatened, pending or completed action, suit or proceeding against expenses (including attorney's fees), judgments, fines, excise taxes and settlement amounts actually and reasonably incurred by such person to the fullest extent permitted under Sections 145(a)-(d) of the DGCL. Glacier will not be liable, however, for any settlement amounts which are effected without Glacier's prior written consent, or any amounts claimed in an action that was initiated by any person seeking indemnification without Glacier's prior written consent. Reasonable expenses (including attorney's fees) will be advanced to any person claiming indemnification, if that person undertakes in writing to repay Glacier if it is ultimately determined that the person is not entitled to indemnification. Glacier's obligation to indemnify and advance expenses to persons covered by Glacier's bylaw indemnification provisions will continue despite the subsequent amendment or repeal of such provisions.

         Big Sky's Articles of Agreement allow Big Sky to indemnify its individual directors from personal liability to the extent permitted by the MBCA. Big Sky's Bylaws further provide that Big Sky shall indemnify each director to the extent permitted by the MBCA and shall further provide liability insurance for the directors with a reputable insurance carrier.

         The MBCA provides for mandatory indemnification of a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was made a party because he is or was a director or officer of the corporation. The MBCA also provides for discretionary indemnification by a corporation of a director, officer or employee subject to certain statutory requirements.

POTENTIAL "ANTI-TAKEOVER" PROVISIONS

         Glacier's Certificate of Incorporation and the DGCL contain certain provisions which may limit or prevent certain acquisitions. These provisions are briefly summarized below.

         1.       Glacier's Certificate of Incorporation.

         Glacier's Certificate of Incorporation includes certain provisions that could make it more difficult for another party to acquire Glacier by means of a tender offer, a proxy contest, merger or otherwise. These provisions include (i) a requirement that at least 80% of Glacier's outstanding voting stock approve business combinations (discussed in more detail below), (ii) an authorization to Glacier's Board allowing it to issue preferred stock (discussed in more detail below), and (iii) restrictions on removal of directors which could limit changes in the composition of the Glacier Board (see "-- Board of Directors" above).

         Article 9 of Glacier's Certificate of Incorporation contains detailed provisions governing certain change-in-control transactions, including mergers and consolidations, and significant sales of corporate assets, involving business entities owning at least 10% of Glacier's outstanding voting stock, or which have the opportunity, through beneficial ownership of the voting stock or rights to acquire Glacier voting stock, to own or control at least 10% of Glacier's voting stock. Other transactions treated as business combinations under these change-in-control provisions are detailed in Section 9.1 of Glacier's Certificate of Incorporation. All such business combinations must be approved by at least 80% of Glacier's outstanding voting stock entitled to vote generally in the election of directors, all of which will vote as one class, with each share entitled to the number of votes that it is granted either under the Certificate of Incorporation, or, if preferred stock, as designated by the Board of Directors when the preferred shares were issued. The "super-majority" voting requirement applies regardless of other requirements in Glacier's Certificate of Incorporation and Bylaws, lesser voting requirements provided by applicable law, and requirements imposed under any agreement between Glacier and any national securities exchange.

         The "super-majority" voting requirement does not apply to those business combinations which meet all the criteria prescribed in Section 9.2 of Glacier's Certificate of Incorporation. Some of these stringent criteria include the approval of the business combination by directors unaffiliated with the Glacier stockholder seeking the business combination, the payment of fair and adequate consideration (based upon recent pricing history of Glacier's stock), limitations on the form of consideration payable to Glacier's stockholders, and Glacier's continuing ability to pay dividends of a consistent value on its outstanding stock. Other requirements are detailed in Section 9.2 of Glacier's Certificate of Incorporation.

         In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defense against takeovers, may potentially be used by management to render more difficult uninvited attempts to acquire control of Glacier (e.g., by diluting the ownership interest of a substantial stockholder, increasing the amount of consideration necessary for a stockholder to obtain control, or selling authorized but unissued shares to friendly third parties).

         The requirement of a super-majority vote of stockholders to approve change-in-control transactions, the availability of Glacier's preferred stock for issuance without stockholder approval, the staggered terms for Glacier's directors, provisions in Glacier's Certificate of Incorporation permitting the removal of directors only for cause and the Glacier Board's ability to expand the Board size and fill resulting vacancies, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest, the election of a majority of the Glacier Board, or otherwise, and may deter any potential unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier's stockholders of opportunities to realize a premium for their Glacier common stock and could make removal of incumbent directors more difficult, even in circumstances where the action was favored by a majority of Glacier's stockholders.

         2.       Delaware Law.

         Delaware's significant anti-takeover provisions are generally described below.

         Delaware prohibits business combinations with an interested stockholder (i.e., a stockholder who owns at least 15% of the voting stock of a corporation) for a period of three years following the date the stockholder becomes interested. Business combinations with an interested stockholder are not prohibited, however, if (i) the corporation's board of directors approves in advance either the business combination or the transaction in which the stockholder becomes an interested stockholder, (ii) the stockholder acquires 85% or more of the outstanding voting stock in the same transaction in which the stockholder becomes interested, or (iii) the board of directors approves the business combination and at least two-thirds of the outstanding voting stock (excluding those shares held by the acquiring stockholder) approve the transaction by affirmative vote.

         These change-of-control provisions of the DGCL will not apply if (i) a corporation expressly elects not to follow them, (ii) a stockholder inadvertently becomes interested and divests his shares as soon as practicable, or (iii) the corporation has no stock listed on a national securities exchange, authorized for quotation on an inter dealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders.

         3.       Montana Law.

         The MBCA contains no significant anti-takeover provisions. All provisions regarding mergers, consolidations, exchange of shares and related business combinations are governed by Sections 35-1-813 through 35-1-839, the MBCA's standard merger and consolidation provisions, and Section 32-1-371, which relates solely to the consolidation or merger of banking corporations. Big Sky's Articles of Agreement do not contain any anti-takeover provisions.

                              CERTAIN LEGAL MATTERS

         The validity of the Glacier common stock to be issued in the Share Exchange will be passed upon for Glacier by its counsel, Graham & Dunn, P.C., Seattle, Washington. Graham & Dunn, P.C. also will give an opinion concerning certain tax matters related to the Merger.

                                     EXPERTS

         The consolidated financial statements of Glacier as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, are incorporated in this Prospectus/Proxy Statement and in the Registration Statement in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their reports with respect thereto, and on the authority of such firm as experts in accounting and auditing.

         The financial statements of Big Sky as of December 31, 1997 and for the year then ended included in this Prospectus/Proxy Statement and in the Registration Statement in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their report with respect thereto, and on the authority of such as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         Glacier files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Glacier files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Glacier's SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov).

         Glacier has filed a Registration Statement on Form S-4 (File No. 333- ______) to register with the SEC, the Glacier common stock to be issued to Big Sky stockholders in the Share Exchange. This Prospectus/Proxy Statement is part of that Registration Statement and constitutes a prospectus of Glacier in addition to being a proxy statement of Big Sky for the Big Sky special stockholders meeting. As allowed by SEC rules, this Prospectus/Proxy Statement does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows Glacier to "incorporate by reference" information into this Prospectus/Proxy Statement, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this Prospectus/Proxy Statement, except for any information superseded by any information in this Prospectus/Proxy Statement. This Prospectus/Proxy Statement incorporates by reference the documents set forth below that Glacier has previously filed with the SEC. These documents contain important information about Glacier and its finances:

         -        Annual Report on Form 10-K for the year ended December 31,
                  1997;

         - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998; June 30, 1998 and September 30, 1998;

         -        Proxy Statement for Glacier's 1998 Annual Meeting of
                  Stockholders; and

         - Current Reports on Form 8-K filed January 16, 1998; March 10, 1998; September 3, 1998; and October 26, 1998.

         Copies of Glacier's Annual Report for the year ended December 31, 1997, and Glacier's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, accompany this Prospectus/Proxy Statement.

         As described in "INFORMATION CONCERNING GLACIER", information filed with the SEC prior to July 8, 1998 was filed by, and describes, "Original Glacier", Glacier's predecessor corporation.

         Glacier is also incorporating by reference additional documents that Glacier files with the SEC between the date of this Prospectus/Proxy Statement and the date of the special meeting of Big Sky stockholders.

         You can obtain the documents that are incorporated by reference through Glacier or the SEC. You can obtain the documents from the SEC, as described above under "WHERE YOU CAN FIND MORE INFORMATION". These documents are also available from Glacier without charge, excluding exhibits unless Glacier has specifically incorporated such exhibits by reference in this Prospectus/Proxy Statement. You may obtain documents incorporated by reference in this Prospectus/Proxy Statement by requesting them from Glacier at 49 Commons Loop, P.O. Box 27, Kalispell, Montana 59903-0027, telephone number (406) 756-4200,
ATTN: James H. Strosahl. If you would like to request documents from Glacier, please do so by January ___, 1999 to receive them before the Big Sky special stockholders meeting.

         Glacier has supplied all of the information concerning it contained in this Prospectus/Proxy Statement, and Big Sky has supplied all of the information concerning it.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS/PROXY STATEMENT IN DECIDING HOW TO VOTE ON THE SHARE EXCHANGE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OTHER THAN WHAT IS CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT. THIS PROSPECTUS/PROXY STATEMENT IS DATED DECEMBER __, 1998. YOU SHOULD NOT ASSUME THAT INFORMATION CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT IS ACCURATE AS OF ANY OTHER DATE, AND NEITHER THE MAILING OF THIS PROSPECTUS/PROXY STATEMENT TO BIG SKY STOCKHOLDERS NOR THE ISSUANCE OF GLACIER COMMON STOCK IN THE SHARE EXCHANGE WILL CREATE ANY IMPLICATION TO THE CONTRARY.

                                  OTHER MATTERS

         The Big Sky Board is not aware of any business to come before the Big Sky special stockholders meeting, other than those matters described above in this Prospectus/Proxy Statement. However, if any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on such matters in accordance with the judgment of the persons voting the proxies.

                          Independent Auditors' Report



The Board of Directors and Stockholders
Big Sky Western Bank

We have audited the accompanying statement of financial condition of Big Sky Western Bank as of December 31, 1997 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Big Sky Western Bank as of December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP


Billings, Montana
November 2, 1998

                              BIG SKY WESTERN BANK

                          Independent Auditor's Report

                                       and

                              Financial Statements

                                December 31, 1997

        Unaudited December 31, 1996 Statement of Financial Condition, and

    unaudited Statements of Operations, Stockholders' Equity, and Cash Flows

                      for the year ended December 31, 1996.

                        STATEMENTS OF FINANCIAL CONDITION

                                                                                                    (Unaudited)
                                                                                  December 31,      December 31,
                     (dollars in thousands except share data)                         1997             1996
                                                                                     -------          -------
ASSETS:
     Cash on hand and in banks ............................................          $ 1,933            2,175
     Federal funds sold ...................................................            2,500            2,425
     Interest bearing deposits ............................................               83               66
                                                                                     -------          -------
          Cash and cash equivalents .......................................            4,516            4,666

     Investment securities, available-for-sale ............................            5,659            4,321
     Investment securities, held-to-maturity (market value December 31,
         1997 - $989, December 31, 1996 - $787 unaudited) .................              970              799
     Loans receivable, net ................................................           19,303           17,748
     Premises and equipment, net ..........................................            1,118              735
     Federal Home Loan Bank of Seattle stock, at cost .....................              481              274
     Accrued interest receivable ..........................................              242              208
     Deferred income taxes ................................................               37               42
     Other assets .........................................................              398              395
                                                                                     -------          -------
                                                                                     $32,724           29,188
                                                                                     =======          =======
LIABILITIES AND STOCKHOLDERS' EQUITY:
     Deposits - non-interest bearing ......................................          $ 5,816            5,343
     Deposits - interest bearing ..........................................           19,633           18,697
     Advances from Federal Home Loan Bank of Seattle ......................            3,800            2,900
     Accrued interest payable .............................................              124              107
     Current income taxes .................................................               38                1
     Other liabilities ....................................................               36               32
     Subordinated debentures ..............................................              350              350
                                                                                     -------          -------
          Total liabilities ...............................................           29,797           27,430

     Stockholders' equity
     Common stock, $40 par value per share Authorized and outstanding
        December 31, 1997 20,400 shares and December 31, 1996 13,350 shares              816              530
     Additional paid-in capital ...........................................            1,635              920
     Retained earnings ....................................................              449              327
     Net unrealized gains (losses) on securities available-for-sale .......               27              (19)
                                                                                     -------          -------
          Total stockholders' equity ......................................            2,927            1,758
                                                                                     -------          -------
                                                                                     $32,724           29,188
                                                                                     =======          =======

See accompanying notes to financial statements.

                            STATEMENTS OF CASH FLOWS

                                                                                            (unaudited)
                                                                         Year Ended          Year ended
                                                                        December 31,        December 31,
                            (dollars in thousands)                          1997               1996
                                                                          --------           --------
OPERATING ACTIVITIES:
      Net Earnings .............................................          $    182                122
      Adjustments to reconcile Net Earnings to Net
      Cash Provided by Operating Activities:
        Provision for loan losses ..............................                82                 69
        Depreciation of premises and equipment .................                96                 30
        Amortization of investment securities premiums, net ....                65                  9
        Net increase (decrease) in deferred income taxes .......               (13)               (27)
        Net decrease (increase) in interest receivable .........               (34)               (20)
        Net increase in interest payable .......................                17                 39
        Net increase (decrease) in current income taxes ........                41                (52)
        Net increase in other assets ...........................                (7)              (353)
        Net increase (decrease) in other liabilities ...........                 4                (37)
        FHLB stock dividends ...................................               (30)               (19)
                                                                          --------           --------
           NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES .               403               (239)
                                                                          --------           --------

INVESTING ACTIVITIES:
      Proceeds from maturities and prepayments of investment
          securities available-for-sale ........................             1,309              2,423
      Purchases of investment securities available-for-sale ....            (2,706)            (3,763)
      Proceeds from maturities and prepayments of investment
          securities held-to-maturity ..........................               162                200
      Purchases of investment securities held-to-maturity ......              (275)                 0
      Principal collected on installment and commercial loans ..             1,523              5,236
      Installment and commercial loans originated or acquired ..            (4,656)            (7,597)
      Proceeds from sales of commercial loans ..................             1,887                250
      Principal collections on mortgage loans ..................             3,104              4,765
      Mortgage loans originated or acquired ....................           (11,299)            (9,090)
      Proceeds from sales of mortgage loans ....................             7,804                227
      Net purchase of FHLB stock ...............................              (177)               (67)
      Net addition of premises and equipment ...................              (479)              (507)
                                                                          --------           --------
           NET CASH USED BY INVESTING ACTIVITIES ...............            (3,803)            (7,923)
                                                                          --------           --------

FINANCING ACTIVITIES:
      Net increase in deposits .................................             1,409              8,785
      Net increase (decrease) in FHLB advances & other borrowing               900              1,000
      Proceeds from issuance of common stock ...................             1,001                  0
      Cash dividends paid to stockholders ......................               (60)                 0
                                                                          --------           --------
          NET CASH PROVIDED BY FINANCING ACTIVITIES ............             3,250              9,785
                                                                          --------           --------
          NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .              (150)             1,623
      CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD .........             4,666              3,043
                                                                          --------           --------
      CASH AND CASH EQUIVALENTS AT END OF PERIOD ...............          $  4,516              4,666
                                                                          ========           ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
      Cash paid during the period for:        Interest ..........          $  1,145              1,082
                                              Income taxes ......          $     37                 76

      See accompanying notes to financial statements.

                            STATEMENTS OF OPERATIONS

                                                                    (Unaudited)
                                                   Year ended        Year ended
                                                   December 31,      December 31,
 (dollars in thousands except per share data)         1997              1996
                                                     -------           -------
INTEREST INCOME:
      Real estate loans ...................          $ 1,070               798
      Commercial loans ....................              603               483
      Consumer and other loans ............              110                77
      Investment securities ...............              522               424
                                                     -------           -------

        TOTAL INTEREST INCOME .............            2,305             1,782
                                                     -------           -------

INTEREST EXPENSE:
      Deposits ............................              900               709
      Advances ............................              236               170
      Subordinated debentures .............               26                26
                                                     -------           -------

        TOTAL INTEREST EXPENSE ............            1,162               905
                                                     -------           -------

        NET INTEREST INCOME ...............            1,143               877
      Provision for loan losses ...........               82                69
                                                     -------           -------
        NET INTEREST INCOME AFTER PROVISION
         FOR LOAN LOSSES ..................            1,061               808

NON-INTEREST INCOME:
      Service charges and other fees ......              360               158
      Losses on sale of investments .......               (1)              (19)
      Other income ........................              161               146
                                                     -------           -------
        TOTAL NON-INTEREST INCOME .........              520               285

NON-INTEREST EXPENSE:
      Compensation, employee benefits
            and related expenses ..........              655               431
      Occupancy expense ...................              222               144
      Data processing expense .............               82                56
      Other expense .......................              375               312
                                                     -------           -------

        TOTAL NON-INTEREST EXPENSE ........            1,334               943
                                                     -------           -------

      Earnings before income taxes ........              247               150
      Federal and state income
          tax expense .....................               65                28
                                                     -------           -------

        NET EARNINGS ......................          $   182               122
                                                     =======           =======

      Basic earnings per share ............          $ 13.02              9.21
                                                     =======           =======

      Diluted earnings per share ..........          $ 12.02              8.82
                                                     =======           =======

See accompanying notes to financial statements.

                        STATEMENT OF STOCKHOLDERS' EQUITY

                     Years ended December 31, 1997 and 1996

                                                                                                   Net unrealized
                                                                                                   gains(losses)
                                                                          Additional                on securities     Total
                                                    Common Stock            paid-in     Retained     available-    stockholders
 ($ in thousands, except per share data)          Shares       Amount       capital     earnings      for-sale       equity
                                                  ------       ------       ------       ------        ------        ------
Balance at December 31, 1995
     (unaudited) ..........................       13,250       $  530          820          305            32         1,687

Decrease in net unrealized gains (losses)
     on securities available-for-sale
     (unaudited) ..........................           --           --           --           --           (51)          (51)
Transfer from retained earnings to
     additional paid in capital (unaudited)           --           --          100         (100)           --             0
Net earnings (unaudited) ..................           --           --           --          122            --           122
                                                  ------       ------       ------       ------        ------        ------
Balance at December 31, 1996 (unaudited) ..       13,250          530          920          327           (19)        1,758

Cash dividends declared
     ($4.50 per share) ....................           --           --           --          (60)           --           (60)
Increase in net unrealized gains (losses)
     on securities available-for-sale .....           --           --           --           --            46            46
Additional shares issued ..................        7,150          286          715           --            --         1,001
Net earnings ..............................           --           --           --          182            --           182
                                                  ------       ------       ------       ------        ------        ------
Balance at December 31, 1997 ..............       20,400       $  816        1,635          449            27         2,927
                                                  ======       ======       ======       ======        ======        ======

See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)  GENERAL
Big Sky Western Bank, a Montana corporation, ("Big Sky") began operations on March 21, 1990, and provides a full range of banking services to individual and corporate customers primarily in Gallatin county.

Big Sky is subject to competition from other financial service providers. Big Sky is also subject to the regulations of certain government agencies and undergoes periodic examinations by those regulatory agencies.

The accounting and financial statement reporting policies of Big Sky conform with generally accepted accounting principles and prevailing practices within the banking industry. In preparing financial statements, management is required to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities as of the date of the statement of financial condition and income and expenses for the period.
Actual results could differ significantly from these estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in ecconomic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Big Sky's allowance for loan losses. Such agencies may require Big Sky to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

(b)  CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on hand, cash held as demand deposits at various banks, federal funds sold and time deposits with original maturities of three months or less.

(c)  INVESTMENT SECURITIES
Debt securities for which Big Sky has the positive intent and ability to hold to maturity are classified as held-to-maturity and are stated at amortized cost. Debt and equity securities held primarily for the purpose of selling them in the near term are classified as trading securities and are reported at fair market value, with unrealized gains and losses included in income. Big Sky historically has not classified any securities as trading securities. Debt and equity securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, shown as a separate component of stockholders' equity.

Premiums and discounts on investment securities are amortized or accreted into income using a method which approximates the level-yield interest method.

The cost of any investment, if sold, is determined by specific identification. Declines in the fair value of available-for-sale or held-to-maturity securities below carrying value that are other than temporary are charged to expense as realized losses and the related carrying value reduced to fair value.

(d)  LOANS RECEIVABLE
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balance reduced by any chargeoffs or specific valuation accounts and net of any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans. Discounts and premiums on purchased loans and net loan fees on originated loans are amortized over the expected life of each loan.

(e)  LOANS HELD FOR SALE
Mortgage loans originated and intended for sale in the secondary market are carried at their outstanding principal balance during the short interim period, usually less than 30 days, until purchased under the commitment by the investor.

(f)  ALLOWANCE FOR LOAN LOSSES
Management's periodic evaluation of the adequacy of the allowance is based on several factors. These factors include Big Sky's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, current economic conditions, and independent appraisals.

Big Sky also provides an allowance for losses on specific loans which are deemed to be impaired. A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the loans's original agreement. When a specific loan is determined to be impaired, the allowance for loan losses is increased through a charge to expense for the amount of the impairment. The amount of the impairment is measured using cash flows discounted at the loan's effective interest rate, except when it is determined that the sole source of repayment for the loan is the operations or liquidation of the underlying collateral. In such cases, the current value of the collateral, reduced by anticipated selling costs, will be used in place of discounted cash flows. Generally, when a loan is deemed impaired, current period interest previously accrued but not collected is reversed against current period interest income. Income on such impaired loans is then recognized only to the extent that cash in excess of any amounts charged off to the allowance for loan losses is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgement of management, the loans are estimated to be fully collectible.

During 1997 the amount of impaired loans was not material.

(g)  PREMISES AND EQUIPMENT
Premises and equipment are stated at cost less depreciation. Depreciation is generally computed on a straight-line method over the estimated useful lives, which range from 3 to 30 years, of the various classes of assets from their respective dates of acquisition.

(h)  REAL ESTATE OWNED
Property acquired by foreclosure or deed in lieu of foreclosure is carried at the lower of cost or estimated fair value, not to exceed estimated net realizable value. Costs, excluding interest, relating to the improvement of property are capitalized, whereas those relating to holding the property are charged to expense. Fair value is determined as the amount that could be reasonably expected in a current sale (other than a forced or liquidation sale) between a willing buyer and a willing seller. If the fair value of the asset minus the estimated cost to sell is less than the cost of the property, this deficiency is recognized as a valuation allowance and is charged to expense. Big Sky has not held any Real Estate Owned since the inception.

(i)  RESTRICTED STOCK INVESTMENTS
Big Sky holds stock in the Federal Home Loan Bank (FHLB). The investment is carried at cost.

(j)  INCOME TAXES
Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) EARNINGS PER SHARE
Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" was issued in February 1997 to simplify the standard for computing earnings per share (EPS) by replacing the presentation of primary and fully diluted EPS on the face of the income statement for all entities with complex capital structures with a presentation of basic and diluted EPS. SFAS No. 128 also requires a reconciliation of the numerator and the denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. The EPS data presented reflects the provisions of SFAS No. 128 for all periods presented.

(l) IMPAIRMENT AND DISPOSAL OF LONG-LIVED ASSETS
Long lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired if the sum of the expected future cash flow is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to fair value. At December 31, 1997 there were no assets that were considered impaired.

(m) TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF
LIABILITIES
SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," provides guidance on accounting for transfers and servicing of financial assets, recognition and measurement of servicing assets and liabilities, financial assets subject to prepayment, secured borrowings and collateral, and extinguishment of liabilities.

SFAS No. 125 generally requires the recognition as separate assets the rights to service mortgage loans for others, whether the servicing rights are acquired through purchases or loan originations. SFAS No. 125 also specifies that financial assets subject to prepayment, including loans that can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment be measured like debt securities available-for-sale under SFAS No. 115, as amended by SFAS No. 125. SFAS No. 125 was adopted by the Company January 1, 1997 and did not have a material impact on Big Sky's financial position or results of operations.

(n) FUTURE ACCOUNTING PRONOUNCEMENTS
In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued and is effective January 1, 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of financial statements. All items required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed as prominently as other financial statements. SFAS No. 130 also requires the classification of items of other comprehensive income by their nature in a financial statement and the display of other comprehensive income separately from retained earnings and paid-in capital in the stockholders' equity section of the statement of financial condition. Big Sky's only significant elements of comprehensive income is the unrealized gains and losses on securities available-for-sale.

2. CASH ON HAND AND IN BANKS:

Big Sky is required to maintain an average reserve balance with the Federal Reserve Bank, or maintain such reserve in the form of cash on hand. The amount of this required reserve balance was approximately $66,000 at December 31, 1997, and was met by maintaining cash on hand and an average reserve balance with the Federal Reserve Bank in excess of this amount.


3.  INVESTMENT SECURITIES:
A comparison of the amortized cost and estimated fair value of the Bank's investment securities is as follows at:

                                                                                             Estimated
                DECEMBER 31, 1997                     Amortized       Gross Unrealized         Fair
             (dollars in thousands)                     Cost         Gains        Losses       Value
                                                       ------       ------       ------        ------
               HELD-TO-MATURITY
US GOVERNMENT AND FEDERAL AGENCIES:
      maturing within one year .................       $  197            2            0           199

STATE AND LOCAL GOVERNMENTS AND OTHER ISSUES:
      maturing within one year .................           25            0            0            25
      maturing one year through five years .....          130            1            0           131
      maturing five years through ten years ....          618           22           (6)          634

                                                       ------       ------       ------        ------
          TOTAL HELD-TO-MATURITY SECURITIES ....       $  970           25           (6)          989
                                                       ======       ======       ======        ======

              AVAILABLE-FOR-SALE
US GOVERNMENT AND FEDERAL AGENCIES:
      maturing within one year .................       $  298            0            0           298
      maturing one year through five years .....        3,452           29           (4)        3,477
      maturing five years through ten years ....          854           12            0           866
      maturing after ten years .................          390            0            0           390

STATE AND LOCAL GOVERNMENTS AND OTHER ISSUES:
      maturing five years through ten years ....          254            9            0           263

REAL ESTATE MORTGAGE INVESTMENT CONDUITS .......          368            0           (3)          365

                                                       ------       ------       ------        ------
          TOTAL AVAILABLE-FOR-SALE SECURITIES ..       $5,616           50           (7)        5,659
                                                       ======       ======       ======        ======



Maturities of securities do not reflect repricing opportunities present in many adjustable rate securities, nor do they reflect expected shorter maturities based upon early prepayment of principal.

The Bank has not entered into any swaps, options or future contracts. Included in the U.S. Government and Federal Agencies securities amounts are investments in notes which have contractual call features.

Gross proceeds from the sale of investment securities during the year ended December 31, 1997 were $499,875 resulting in gross losses of $736.

At December 31, 1997, the Bank had investment securities with book values of approximately $900,000 pledged as security for deposits of local government units.

The Real Estate Mortgage Investment Conduits consist of two certificates which are backed by the FNMA or FHLMC.

4.  LOANS RECEIVABLE:

SUMMARY OF LOANS RECEIVABLE:               December 31,
     (dollars in thousands)                   1997
                                            --------
REAL ESTATE LOANS AND CONTRACTS:
     Residential first mortgage loans       $  9,891
     Construction .....................        1,564
                                            --------
                                              11,455
COMMERCIAL LOANS:
     Real estate ......................        3,528
     Other commercial loans ...........        3,450
                                            --------
                                               6,978
INSTALLMENT AND OTHER LOANS:
     Consumer loans ...................        1,122

LESS:
     Allowance for losses .............         (252)
                                            --------
                                            $ 19,303
                                            ========

                                                          Year ended
SUMMARY OF ACTIVITY IN ALLOWANCE FOR LOSSES ON LOANS:    December 31,
  (dollars in thousands)                                    1997
                                                            -----
Balance, beginning of period ..........                     $ 172
Net charge offs .......................                        (2)
Provision .............................                        82
                                                            -----
Balance, end of period ................                     $ 252
                                                            =====

Approximately 96 percent of the Bank's loans have been granted to customers in the Bank's market area.

The weighted average interest rate on loans was 9.37% at December 31, 1997.

THE BANK HAD OUTSTANDING COMMITMENTS AS FOLLOWS:           December 31,
                (dollars in thousands)                        1997
                                                         ---------------
     Letters of credit ................                  $          288
     loans and loans in process .......                           1,045
     Unused consumer lines of credit ..                             687
                                                         ---------------
                                                         $        2,020
                                                         ===============

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. Those financial instruments include commitments to extend credit and letters of credit, and involve to varying degrees, elements of credit risk.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend letters of credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on- balance sheet instruments.

Loans sold to others and serviced by the Bank as of December 31, 1997 were $1,728,000. Loans receivable include approximately $3,900,000 in adjustable rate loans.

LOANS TO OFFICERS AND DIRECTORS:
The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 1997 was $819,579. During 1997, new loans to such related parties amounted to $821,425 and repayments were $1,507,968.

ACCRUED INTEREST RECEIVABLE:                              December 31,
                (dollars in thousands)                        1997
                                                         ---------------
     Investment securities ............                  $            87
     Loans receivable .................                              155
                                                         ---------------
                                                         $           242
                                                         ===============

5.  PREMISES AND EQUIPMENT:
Office properties and equipment consist of the following at:


                                                                    December 31,
                   (dollars in thousands)                              1997
                                                                 ----------------
Land                                                             $           375
Leasehold improvements                                                       581
Furniture, fixtures and equipment                                            483
Accumulated depreciation                                                    (321)
                                                                 ----------------
                                                                 $         1,118
                                                                 ================

6.  DEPOSITS:

                                                            December 31,
                                                                1997
                                              ------------  -----------
                                                Weighted
         (dollars in thousands)               Average Rate       Amount
                                              ------------  -----------
Demand accounts............................           0.0%   $    5,816
                                                            -----------

Interest bearing demand accounts...........           2.2%        1,794
Savings accounts...........................           3.0%        1,182
Money market demand accounts...............           3.3%        4,999

Individual retirement accounts.............           5.8%          139
Certificate accounts:
     4.01% to 500%.........................                       1,574
     5.01% to 600%.........................                       6,798
     6.01% to 700%.........................                       2,726
     7.01% to 800%.........................                         421
                                                            -----------
            Total certificate accounts.....           5.7%       11,519
                                                            -----------
Total interest bearing deposits............           4.6%       19,633
                                                            -----------
Total deposits.............................           3.6%   $   25,449
                                                            ===========

Deposits with a balance in excess
  of $100,000..............................                  $9,762,000

At December 31, 1997, scheduled maturities of certificates of deposit are as follows:

                                                           Years ending December 31,
                       -------          ---------------------------------------------------------------------------
(dollars in thousands)  Total            1998             1999             2000             2001          Thereafter
                       -------          -------          -------          -------          -------          -------
4.01% to 500%......    $ 1,574            1,574                0                0                0                0
5.01% to 600%......      6,798            6,056              705               37                0                0
6.01% to 700%......      2,726            1,060              737              437              197              295
7.01% to 800%......        421              143               52              226                0                0
                       -------          -------          -------          -------          -------          -------
                       $11,519            8,833            1,494              700              197              295
                       =======          =======          =======          =======          =======          =======


Interest expense on deposits is summarized as follows:

                                                            Year ended
                                                            December 31,
      (dollars in thousands)                                    1997
                                                            ------------
Interest bearing demand accounts..........................      $ 36
Money market demand accounts .............................       164
Certificate accounts .....................................       664
Savings accounts .........................................        32
Individual retirement accounts ...........................         4
                                                                ----
                                                                $900
                                                                ====

7. ADVANCES FROM FEDERAL HOME LOAN BANK OF SEATTLE:
Advances from the Federal Home Loan Bank of Seattle consist of the following at December 31, 1997:

                                                            Maturing in years ending December 31,
                       ------          --------------------------------------------------------------------------------------
(dollars in thousands) TOTAL            1998            1999            2000            2001            2002        2003-2010
                       ------          ------          ------          ------          ------          ------       ---------
5.01% to 600% .......  $  400             200               0             200               0               0               0
6.01% to 700% .......   1,500             300               0               0             100             200             900
7.01% to 800% .......   1,700               0             200               0             100               0           1,400
8.01% to 900% .......     200               0               0               0               0               0             200
                       ------          ------          ------          ------          ------          ------          ------
                       $3,800             500             200             200             200             200           2,500
                       ======          ======          ======          ======          ======          ======          ======

These advances were collateralized by the Federal Home Loan Bank of Seattle stock held by the Bank, and qualifying real estate loans and investments totaling approximately $10,108,000.

The weighted average interest rate on these advances at December 31, 1997 was 6.82%.

8.  STOCKHOLDERS' EQUITY:

The Federal Deposit Insurance Corporation (FDIC) has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in supervising a bank. The following table illustrates the FDIC's capital adequacy guidelines and Big Sky's compliance with those guidelines as of December 31, 1997.

                                                      Tier I (Core) Capital        Tier II (Total) Capital        Leverage Capital
                                                      --------------------         ----------------------       --------------------
      (dollars in thousands)                             $           %                 $            %               $           %
                                                      --------   ---------         --------     ---------       --------    --------
GAAP Capital .............................            $  2,927                     $  2,927                     $  2,927
Net unrealized gains on securities
     available-for-sale ..................                 (27)                         (27)                         (27)
Other intangibles ........................                 (18)                         (18)                         (18)
Qualifying subordinated debt .............                  --                          210                           --
General loan valuation allowance .........                  --                          232                           --
                                                      --------                     --------                     --------
Regulatory capital computed ..............            $  2,882                     $  3,324                     $  2,882
                                                      ========                     ========                     ========

Risk weighted assets .....................            $ 18,572                     $ 18,572
                                                      ========                     ========

Total assets .............................                                                                      $ 32,724
                                                                                                                ========

Regulatory capital as % of assets ........                          15.52%                          17.90%                     8.81%
Regulatory "well capitalized" requirement                            6.00%                          10.00%                     5.00%
                                                                 --------                        --------                   --------
Excess over "well capitalized" requirement                           9.52%                           7.90%                     3.81%
                                                                 ========                        ========                   ========

The Federal Deposit Insurance Corporation Improvement Act generally restricts a depository institution from making any capital distribution, including payment of a dividend, if the depository institution would thereafter be capitalized at less than 8% of total risk-based capital, 4% of Tier I capital, or a 4% leverage ratio. At December 31, 1997, Big Sky's capital measures exceed the highest supervisory threshold, which requires total Tier II capital of at least 10%, Tier I capital of at least 6%, and a leverage ratio of at least 5%. Big Sky was considered well capitalized by the Bank's regulator as of December 31, 1997.

State banks may pay dividends up to the total of the prior two years earnings without permission of the state regulator. The amount available for dividend distribution by Big Sky as of December 31, 1997 was approximately $242,000.

The Bank has entered into an agreement with President Richards which provides for the purchase of up to 100 shares of the Bank stock at a price of $100 per share. Since all authorized shares have been issued, only shares that become available from other shareholders can be acquired by Mr. Richards, or shareholder approval would be required to authorize additional shares.

Mr. Richards had a similar prior agreement for the purchase of 318 shares at $90 per share which was exercised during 1997, resulting in an expense of $15,900.

9.  FEDERAL AND STATE INCOME TAXES:

The following is a summary of income tax expense for:         Year ended
                                                              December 31,
         (dollars in thousands)                                   1997
                                                              ------------
Current:
     Federal .................................                    $ 60
     State ...................................                      18
                                                                  ----
           Total current tax expense .........                      78
                                                                  ----

Deferred:
     Federal .................................                     (11)
     State ...................................                      (2)
                                                                  ----
           Total deferred tax benefit ........                     (13)
                                                                  ----
                      Total income tax expense                    $ 65
                                                                  ====

Federal and state income tax expense differs from that computed at the statutory corporate tax rate as follows for:

                                                               December 31,
                                                                  1997
                                                               -----------
Federal statutory rate ......................................      34.0%
State taxes, net of federal income tax benefit...............       4.5%
Tax-free municipal securities income ........................      -6.6%
Surtax exemption ............................................      -3.7%
Other, net ..................................................      -1.9%
                                                                  -----
                                                                   26.3%
                                                                  =====

The tax effects of temporary differences which give rise to a significant portion of deferred tax assets and deferred tax liabilities are as follows at:


                                                                       December 31,
            (dollars in thousands)                                        1997
                                                                       ------------
Deferred tax assets:
   Allowance for losses on loans ....................................     $ 65
   Other ............................................................       12
                                                                          ----
          Total gross deferred tax assets ...........................       77
                                                                          ----

Deferred tax liabilities:
   Fixed assets, due to differences in depreciation .................      (22)
   Available-for-sale securities fair value adjustment...............      (18)
                                                                          ----
           Total gross deferred tax liabilities .....................      (40)
                                                                          ----
           Net deferred tax asset ...................................     $ 37
                                                                          ====

There was no valuation allowance at December 31, 1997 because management believes that it is more likely than not that the Bank's deferred tax assets will be realized by offsetting future taxable income from reversing taxable temporary differences and anticipated future taxable income.

10. NON-INTEREST EXPENSES IN EXCESS OF 1% OF TOTAL INCOME:

Included in other expenses are advertising expenses of $26,000, office supplies of $33,000, ATM expenses of $33,000, and merchant credit card fees of $70,000.


11.  SUBORDINATED DEBENTURES:

During 1995, the Bank issued subordinated convertible debentures in the amount of $350,000, with an interest rate of 7.5 percent payable quarterly, due December 31, 2001. The debentures may be prepaid at any time by the Bank, subject to approval by the FDIC and the Bank's primary regulator. The debentures are convertible at the rate of one share of Bank stock for each $140.00 of principal value of the debentures, or an equivalent of 2,500 shares.


12.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

Financial instruments have been defined to generally mean cash or a contract that implies an obligation to deliver cash or another financial instrument to another entity. For purposes of Big Sky's Statement of Financial Condition, this includes the following items:

                                                             December 31, 1997
                                                       --------------------------------
     (dollars in thousands)                            Amount                Fair Value
                                                       ------                ----------
FINANCIAL ASSETS:
Cash on hand and in banks ..........................   $ 1,933                 1,933
Federal funds sold .................................     2,500                 2,500
Interest bearing deposits ..........................        83                    83
Investment securities ..............................     6,629                 6,648
Loans ..............................................    19,375                19,282
Federal Home Loan Bank of Seattle stock.............       481                   481

FINANCIAL LIABILITIES:
Deposits ...........................................   $25,449                25,365
Advances from the Federal Home Loan Bank............     3,800                 3,898
Subordinated debentures ............................       350                   350

Financial assets and financial liabilities other than investment securities are not traded in active markets. The above estimates of fair value require subjective judgments and are approximate. Changes in the following methodologies and assumptions could significantly affect the estimates. These estimates may also vary significantly from the amounts that could be realized in actual transactions.

Financial Assets - The estimated fair value approximates the book value of cash on hand and in banks, federal funds sold and interest bearing deposits. For investment securities, the fair value is based on quoted market prices. The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made. The fair value of FHLB stock approximates the book value.

Financial Liabilities - The estimated fair value of demand and savings deposits approximates the book value since rates are periodically adjusted to market rates. Certificates of deposit fair value is estimated by discounting the future cash flows using current rates for similar deposits. Advances from the FHLB of Seattle fair value is estimated by discounting future cash flows using current rates for advances with similar weighted average maturities. The fair value of the subordinated debentures approximates book value due to the terms of conversion of the debentures.

Off-balance sheet financial instruments - Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments. Rates for these commitments are set at time of loan closing, so no adjustment is necessary to reflect these commitments at market value. See Note 4 to financial statements.

13.  EARNINGS PER SHARE:

Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by including the net increase in shares if all outstanding convertible debentures were exercised.

                                                                                          YEAR ENDED DECEMBER 31, 1997
                                                                              ----------------------------------------------------
                                                                                                    AVERAGE               PER-SHARE
                                                                               INCOME                SHARES                AMOUNT
                                                                              --------               ------               --------
BASIC EARNINGS PER SHARE:
Income available to common shareholders ...............................       $182,000               13,975                  13.02

EFFECT OF DILUTIVE SECURITIES:
Net increase in shares from assumed conversion of debentures ..........                               2,500

Net after tax income increase from elimination
     of interest on debentures ........................................         16,000

DILUTED EARNINGS PER SHARE:
                                                                              --------               ------               --------
Income available to common stockholders plus assumed debentures .......        198,000               16,475                  12.02
                                                                              ========               ======               ========


14. COMMITMENTS:

During 1996, Big Sky entered into a salary continuation agreement with Big Sky's President and Vice President, that provides for predetermined periodic payments over 15 years upon retirement or death. In the event of disability or early retirement, the predetermined payments are based on years of service. Amounts expensed under these agreements were $9,200 during the year ended December 31, 1997.

In February 1993, Big Sky entered into a five-year service contract for data processing services, which was subsequently extended for an additional three-year period. In the event of early termination of the service contract by Big Sky, Big Sky has agreed to pay an amount equal to the average monthly fee paid for services since the execution of the agreement multiplied by the number of months remaining under the term of the agreement.

During December 1989, Big Sky entered into an operating lease agreement for the lease of its facility in Big Sky, Montana. The initial term of the agreement was for three years and one month and has been extended for two year and five year periods. The lease can be extended for two additional five-year terms. Payments under the lease are based on square footage of space utilized by Big Sky. During December of 1995, Big Sky entered into another operating lease agreement for the lease of its facility in Bozeman, Montana. The initial term of the agreement is for a period of ten years. The lease can be renewed for three five-year terms. Payments under the lease agreement range from $2,600 in the initial year to $3,900 in the tenth year. Amounts expensed under these agreements were $71,700 during the year ended December 31, 1997.


15.  AGREEMENT TO MERGE

On October 20, 1998, the Bank entered into a definitive agreement to merge with Glacier Bancorp, Inc. (Glacier). Upon completion of the merger, Big Sky will operate as an independent, wholly owned subsidiary of Glacier. The purchase price that Glacier will pay for the acquisition of all outstanding common stock and upon the conversion of all subordinated debentures is 250,000 shares of Glacier common stock subject to adjustment for those shareholders that have perfected their dissenters rights. While it is anticipated that the acquisition will be completed in 1998, it is subject to certain conditions, including the approval of the shareholders of the Bank.

                                                                      APPENDIX A


================================================================================






                      PLAN AND AGREEMENT OF SHARE EXCHANGE

                                     BETWEEN

                              GLACIER BANCORP, INC.

                                       AND

                              BIG SKY WESTERN BANK







================================================================================








                          DATED AS OF OCTOBER 20, 1998

                                TABLE OF CONTENTS

                                                                                Page
                                                                                ----
SECTION. 1  TERMS OF TRANSACTION.................................................2

        1.1    Transaction.......................................................2
               1.1.1  Events of Closing..........................................2
               1.1.2  Effect on Glacier Common Stock.............................2
        1.2    Consideration.....................................................2
               1.2.1  Purchase Price.............................................2
               1.2.2  Exchange Ratio.............................................2
               1.2.4  Big Sky Expense Limitation.................................3
               1.2.5  Change in Equity Capital...................................3
               1.2.6  No Fractional Shares.......................................3
               1.2.7  Certificates...............................................4
        1.3    Payment to Dissenting Stockholders................................5
        1.4    Alternative Structures............................................5
        1.5    Letter of Transmittal.............................................5
        1.6    Undelivered Certificates..........................................5

SECTION 2  CLOSING OF THE TRANSACTION............................................5

        2.1    Closing...........................................................5
        2.2    Events of Closing.................................................6
        2.3    Place of Closing..................................................6

SECTION 3  REPRESENTATIONS AND WARRANTIES........................................6

        3.1    Representations of Glacier and Big Sky............................6
               3.1.1  Corporate Organization and Qualification...................6
               3.1.2  Subsidiaries...............................................6
               3.1.3  Capital Stock..............................................6
               3.1.4  Corporate Authority........................................8
               3.1.5  Reports and Financial Statements...........................8
               3.1.6  Absence of Certain Events and Changes.....................10
               3.1.7  Material Agreements.......................................10
               3.1.8  Knowledge as to Conditions................................10
               3.1.9  Brokers and Finders.......................................10
               3.1.10 Year 2000 Compliance......................................10
        3.2    Big Sky's Additional Representations.............................11
               3.2.1  Loan and Lease Losses.....................................11
               3.2.2  No Stock Option Plans.....................................11
               3.2.3  Governmental Filings; No Violations.......................11
               3.2.4  Asset Classification......................................12
               3.2.5  Investments...............................................12
               3.2.6  Properties................................................12
               3.2.7  Anti-takeover Provisions..................................12
               3.2.8  Compliance with Laws......................................13

                                                                                Page
                                                                                ----
               3.2.9  Litigation................................................13
               3.2.10 Taxes.....................................................13
               3.2.11 Insurance.................................................14
               3.2.12 Labor Matters.............................................14
               3.2.13 Employee Benefits.........................................15
               3.2.14 Environmental Matters.....................................16
        3.3    Exceptions to Representations and Warranties.....................17
               3.3.1  Disclosure of Exceptions..................................17
               3.3.2  Nature of Exceptions......................................17

SECTION 4  CONDUCT AND TRANSACTIONS BEFORE CLOSING..............................17

        4.1    Conduct of Big Sky's Business Before Closing.....................17
               4.1.1  Availability of Big Sky's Books, Records and Properties...18
               4.1.2  Ordinary and Usual Course.................................18
               4.1.3  Conduct Regarding Representations and Warranties..........19
               4.1.4  Maintenance of Properties.................................19
               4.1.5  Preservation of Business Organization.....................20
               4.1.6  Senior Management.........................................20
               4.1.7  Compensation and Employment Agreements....................20
               4.1.8  Update of Financial Statements............................20
               4.1.9  No Solicitation...........................................20
               4.1.10 Title Policies on Leased Property.........................21
               4.1.11 Review of Loans...........................................21
        4.2    Registration Statement...........................................21
               4.2.1  Preparation of Registration Statement.....................21
               4.2.2  Submission to Stockholders................................22
        4.3    Accounting Treatment.............................................22
               4.3.1  Pooling of Interests......................................22
               4.3.2  Affiliate List............................................22
               4.3.3  Restrictive Legends.......................................22
               4.3.4  Retention of Certificates.................................22
        4.4    Submission to Regulatory Authorities.............................23
        4.5    Announcements....................................................23
        4.6    Consents.........................................................23
        4.7    Further Actions..................................................23
        4.8    Notice...........................................................23
        4.9    Confidentiality..................................................23
        4.10   Update of Financial Statements...................................23
        4.11   Availability of Glacier's Books, Records and Properties..........24

SECTION 5  APPROVALS AND CONDITIONS.............................................24

        5.1    Required Approvals...............................................24
        5.2    Conditions to Glacier's Obligations..............................24
               5.2.1  Representations...........................................24
               5.2.2  Compliance................................................24
               5.2.3  Equity Capital Requirement................................24
               5.2.4  Transaction Fees Statements...............................25

                                                                                Page
                                                                                ----
               5.2.5  Audit Report..............................................25
               5.2.6  No Material Adverse Effect................................25
               5.2.7  Financial Condition.......................................25
               5.2.8  No Change in Loan Review..................................25
               5.2.9  No Governmental Proceedings...............................25
               5.2.10 Approval by Counsel.......................................26
               5.2.11 Receipt of Title Policy...................................26
               5.2.12 Corporate and Stockholder Action..........................26
               5.2.13 Tax Opinion...............................................26
               5.2.14 Opinion of Counsel........................................26
               5.2.15 Cash Paid.................................................27
               5.2.16 Affiliate Letters.........................................27
               5.2.17 Registration Statement....................................27
               5.2.18 Consents..................................................27
               5.2.19 Updated Fairness Opinion..................................27
               5.2.20 Accounting Treatment......................................27
               5.2.21 Solicitation of Employees.................................27
               5.2.22 Other Matters.............................................27
        5.3    Conditions to Big Sky's Obligations..............................27
               5.3.1  Representations...........................................27
               5.3.2  Compliance................................................28
               5.3.3  No Material Adverse Effect................................28
               5.3.4  No Governmental Proceedings...............................28
               5.3.5  Corporate and Stockholder Action..........................28
               5.3.6  Tax Opinion...............................................28
               5.3.7  Opinion of Counsel........................................28
               5.3.8  Fairness Opinion..........................................29
               5.3.9  Cash Paid.................................................29
               5.3.10 Registration Statement....................................29

SECTION 6  DIRECTORS, OFFICERS AND EMPLOYEES....................................29

        6.1    Directors........................................................29
        6.2    Employment Agreement.............................................29
        6.3    Employees........................................................29
        6.4    Employee Benefit Issues..........................................29
               6.4.1  Comparability of Benefits.................................29
               6.4.2  Termination and Transfer/Merger of Plans..................30
               6.4.3  No Contract Created.......................................30

SECTION 7  TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION..............30

        7.1    Termination by Reason of Lapse of Time...........................30
        7.2    Other Grounds for Termination....................................30
               7.2.1  Mutual Consent............................................30
               7.2.2  Big Sky's Conditions Not Met..............................30
               7.2.3  Glacier's Conditions Not Met..............................30
               7.2.4  Big Sky Fails to Recommend Stockholder Approval...........30
               7.2.5  Impracticability..........................................30

                                                                                Page
                                                                                ----
        7.3    Big Sky Termination Fee..........................................31
        7.4    Glacier Termination Fee..........................................31
        7.5    Cost Allocation Upon Termination.................................31

SECTION 8  MISCELLANEOUS........................................................31

        8.1    Notices..........................................................31
        8.2    Waivers and Extensions...........................................32
        8.3    General Interpretation...........................................32
        8.4    Construction and Execution in Counterparts.......................32
        8.5    Survival of Representations and Covenants........................32
        8.6    Attorneys' Fees and Costs........................................33
        8.7    Arbitration......................................................33
        8.8    Governing Law and Venue..........................................33
        8.9    Severability.....................................................33

SECTION 9  AMENDMENTS...........................................................33





EXHIBITS AND SCHEDULES:

EXHIBIT A             Form Affiliate Letter

TRANSITION PLAN SCHEDULE

SCHEDULE 1            Exceptions to Representations
SCHEDULE 2            Glacier Stock Plans
SCHEDULE 3            Big Sky Stock Options
SCHEDULE 4            Big Sky's Convertible Securities
SCHEDULE 5            Material Contracts
SCHEDULE 6            Big Sky's Required Third Party Consents
SCHEDULE 7            Big Sky's Asset Classification List
SCHEDULE 8            Big Sky's Investments
SCHEDULE 9            Big Sky's Property Encumbrances
SCHEDULE 10           Big Sky's Real Property
SCHEDULE 11           Big Sky's Offices and Branches
SCHEDULE 12           Big Sky's Compliance with Laws
SCHEDULE 13           Big Sky's Litigation Disclosure
SCHEDULE 14           Big Sky's Insurance Policies
SCHEDULE 15           Big Sky's Employee Benefit Plans

                              INDEX OF DEFINITIONS


TERMS                                                       SECTION
-----                                                       -------
Agreement                                                   Intro. Paragraph

Acquisition Proposal                                        4.1.9

ASR                                                         4.3.2

Asset Classification                                        3.2.4

BHCA                                                        Recital A

Big Sky                                                     Intro. Paragraph

Big Sky Common Stock                                        3.1.3(b)(1)

Big Sky Financial Statements                                3.1.5(d)(4)

Closing                                                     1.1.1

Company Common Stock                                        3.1.3(a)(1)

Compensation Plans                                          3.2.13(b)

Continuing Employees                                        6.3

Contracts                                                   3.2.3(b)

Debentures                                                  1.2.3

Determination Date Closing Price                            1.2.3

Dissenting Shares                                           1.3

Effective Date                                              2.1

Employees                                                   3.2.13(b)

Environmental Laws                                          3.2.14(a)(2)

ERISA                                                       3.2.13(a)

Exchange Act                                                3.1.5(b)

Exchange Agent                                              1.2.7(a)

Exchange Ratio                                              1.2.2

TERMS                                                       SECTION
-----                                                       -------
Executive Officer                                           3.1.8

Federal Reserve Board                                       Recital D

Financial Statements                                        3.1.5(d)(1)

GAAP                                                        3.1.5(d)

Glacier                                                     Intro. Paragraph

Glacier Common Stock                                        3.1.3(a)(1)

Glacier Financial Statements                                3.1.5(d)(2)

Glacier Preferred Stock                                     3.1.3(a)(1)

Glacier Shares                                              1.2.2

Glacier Stock Plans                                         3.1.3(a)(2)

Governmental Entity                                         3.2.3(a)

Hazardous Substances                                        3.2.14(a)(3)

HOLA                                                        Recital A

Information Technology                                      3.1.10

IRC                                                         Recital H

Knowledge                                                   3.2.14(a)

Liens                                                       3.1.3(a)(5)

Material Adverse Effect                                     3.1.6

MBCA                                                        1.1.1

OTS                                                         Recital D.4

Parties                                                     1.2.3

Pension Plan                                                3.2.13(c)

Plan/Plans                                                  3.2.13(a)

Prospectus/Proxy Statement                                  4.2.1(a)

TERMS                                                       SECTION
-----                                                       -------
Purchase Price                                              1.2.1

Registration Statement                                      4.2.1(a)

Regulatory Approvals                                        Recital D

Reports                                                     3.1.5(b)

SEC                                                         3.1.5(a)

Securities Act                                              3.1.5(b)

Securities Laws                                             3.1.5(b)

Share Exchange                                              Recital B

Subject Property                                            3.2.14(a)(1)

Subsequent Big Sky Financial Statements                     3.1.5(d)(5)

Subsequent Glacier Financial Statements                     3.1.5(d)(3)

Subsidiary/Subsidiaries                                     3.1.2

Tangible Equity Capital                                     5.2.3

Tax                                                         3.2.10

Termination Date                                            2.1

Transaction                                                 1.1

Transaction Fees                                            1.2.3

Year 2000 Compliance                                        3.1.10

                      PLAN AND AGREEMENT OF SHARE EXCHANGE
                                     BETWEEN
                              GLACIER BANCORP, INC.
                                       AND
                              BIG SKY WESTERN BANK

      This Plan and Agreement of Share Exchange ("Agreement"), dated as of October 20, 1998, is between GLACIER BANCORP, INC. ("Glacier"), a Delaware corporation and BIG SKY WESTERN BANK ("Big Sky"), a Montana commercial banking corporation.

                                    PREAMBLE

      The management and boards of directors of Glacier and Big Sky, respectively, believe that the share exchange between Glacier and Big Sky, on the terms and conditions set forth in this Agreement, is in the best interests of Glacier's and Big Sky's stockholders.

                                    RECITALS

A. THE PARTIES. Glacier is a corporation duly organized and validly existing under Delaware law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended ("BHCA"). Glacier's principal office is located in Kalispell, Montana. Glacier owns (1) all of the outstanding common stock of Glacier Bank, First Security Bank of Missoula, and Valley Bank of Helena; and (2) 94% and 98% of the outstanding common stock of Glacier Bank of Whitefish and Glacier Bank of Eureka, respectively. Big Sky is a state-chartered commercial banking corporation duly organized and validly existing under Montana law with its principal office located in Big Sky, Montana.

B. THE SHARE EXCHANGE. On the Effective Date, all of the outstanding shares of Big Sky common stock will be exchanged for shares of Glacier common stock, and Big Sky will become a wholly-owned subsidiary of Glacier.

C. BOARD APPROVALS. Glacier's and Big Sky's respective boards of directors have approved this Agreement and authorized its execution and delivery.

D.    OTHER APPROVALS. The Share Exchange is subject to:

      (a)   satisfaction of the conditions described in this Agreement;

      (b)   approval by Big Sky's stockholders; and

      (c) approval or acquiescence, as appropriate, by (a) the Board of Governors of the Federal Reserve System ("Federal Reserve Board") and (b) the State of Montana (collectively, "Regulatory Approvals").

E. EMPLOYMENT AGREEMENT. Big Sky has entered into an employment agreement, effective as of the Effective Date, with Michael F. Richards, Big Sky's President.

F. DIRECTOR NONCOMPETITION AGREEMENT. Each Director of Big Sky's board of directors has signed a Director Noncompetition Agreement. These noncompetition agreements will take effect on the Effective Date.

G. FAIRNESS OPINION. Big Sky has received from Professional Bank Services and delivered to Glacier an opinion to the effect that the financial terms of the Transaction are financially fair to Big Sky's stockholders. As a condition to Closing of the Transaction, Professional Bank Services will update this fairness opinion immediately before Big Sky mails the Prospectus/Proxy Statement to its stockholders and immediately before the Effective Date.

H. INTENTION OF THE PARTIES--ACCOUNTING AND TAX TREATMENT. The parties intend the Share Exchange to qualify, for accounting purposes, as a "pooling of interests." The parties intend the Share Exchange to qualify, for federal income tax purposes, as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended ("IRC").

                                    AGREEMENT

Glacier and Big Sky agree as follows:

                                    SECTION 1
                              TERMS OF TRANSACTION

1.1 TRANSACTION. Under and subject to this Agreement and the other documents referred to in this Agreement, Glacier will acquire all of the outstanding common stock shares of Big Sky ("Big Sky Common Stock"). All outstanding shares of Big Sky Common Stock will be exchanged for common stock shares of Glacier ("Glacier Common Stock"). The term "Transaction" means the Share Exchange transaction contemplated by this Agreement, subject to any modifications Glacier elects in accordance with Subsection 1.4.

      1.1.1 EVENTS OF CLOSING. Closing of the Transaction will take place in accordance with Section 2 ("Closing"). All shares, other than Dissenting Shares, of Big Sky Common Stock issued and outstanding immediately before Closing will be exchanged at Closing for shares of Glacier Common Stock in accordance with Subsection 1.2 and in accordance with the Montana Business Corporation Act ("MBCA"), Part 8, Sections 35-1-814, et. seq. by operation of law and without any further action required by the holders of Big Sky Common Stock. At the time of Closing, all then outstanding shares of Big Sky Common Stock will be owned by Glacier. The Board of Directors of Big Sky immediately after the Effective Date will consist of Big Sky's directors immediately before the Share Exchange with the addition of two additional directors designated by Glacier and reasonably acceptable to Big Sky. These individuals will serve on Big Sky's board of directors until the next annual meeting of stockholders or until their successors have been elected and qualified. Nothing in this Agreement is intended to restrict any rights of Big Sky's stockholder and directors at any time after the Effective Date to nominate, elect, select, or remove directors.

      1.1.2 EFFECT ON GLACIER COMMON STOCK. Glacier Common Stock shares issued and outstanding immediately before the Effective Date will remain outstanding and unchanged after the Share Exchange.

1.2   CONSIDERATION.

      1.2.1 PURCHASE PRICE. Except as otherwise provided in this Subsection 1.2 and subject to Subsection 1.3, the aggregate consideration Big Sky's stockholders will be entitled to receive from Glacier in connection with the Transaction (the "Purchase Price") will be 250,000 shares of Glacier Common Stock.

      1.2.2 EXCHANGE RATIO. Subject to the conditions and limitations in this Agreement, holders of Big Sky Common Stock will receive Glacier Common Stock in exchange for their Big Sky Common

            Stock. The number of Glacier Common Stock shares each holder will receive in exchange for each Big Sky Common Stock share he or she holds of record on the Effective Date will be determined according to a ratio (the "Exchange Ratio") computed as follows: the quotient of the Purchase Price divided by the aggregate number of shares of Big Sky Common Stock that on the Effective Date are issued and outstanding (rounded to 2 decimals, rounding down if the third decimal is four or less or up if it is five or more). The shares of Glacier Common Stock to be issued to Big Sky Common Stockholders under this Agreement in connection with the Transaction are referred to as the "Glacier Shares."

      1.2.3 CONVERTIBLE DEBENTURES. Big Sky currently has issued 7.5% Convertible Debentures due December 31, 2001 in the aggregate principal amount of $350,000 (the "Debentures"). If any of the Debentures are not converted into Big Sky Common Stock prior to the Effective Date, then before the Exchange Ratio is calculated, the Purchase Price will be reduced by the number of Glacier Common Stock Shares equal in value to the aggregate principal amount of the Debentures which have not been converted. For purposes of determining this reduction in the Purchase Price, Glacier Common Stock shares will be valued at the Determination Date Closing Price. "Determination Date Closing Price" means the midpoint of the closing bid and ask prices per share of Glacier Common Stock as reported on the Nasdaq National Market or such successor exchange on which Glacier Common Stock may then be traded (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) on the third business day before the Effective Date. Glacier will cause to be mailed to each Debenture holder a copy of the Prospectus/Proxy Statement and will provide to each Debenture holder, on or prior to the Effective Date, its written assurance that it has assumed the obligation to deliver shares of Glacier Common Stock as required pursuant to paragraph 4(d)(ii) of the Debentures if the Debentures remain outstanding until their maturity.

      1.2.4 BIG SKY EXPENSE LIMITATION. If Big Sky's Transaction Fees exceed $100,000, then before the Exchange Ratio is calculated, the Purchase Price will be reduced by the number of Glacier Common Stock shares equal in value to the excess, based on the Determination Date Closing Price. "Transaction Fees" means all costs and expenses, not including the exercise of options, incurred by Big Sky or owed or paid by Big Sky to third parties in connection with the preparation, negotiation and execution of this Agreement and related documents and the consummation of the Transaction, including expenses incurred by Big Sky in connection with obtaining approvals for the Transaction from regulators and stockholders, expenses related to the audits of the Big Sky Financial Statements required under this Agreement and expenses related to obtaining a fairness opinion from Professional Bank Services.

      1.2.5 CHANGE IN EQUITY CAPITAL. If, after the date of this Agreement but before the Effective Date, Glacier's or Big Sky's Common Stock issued and outstanding increases or decreases in number or is changed into or exchanged for a different kind or number of securities, through a recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization (not including increases in number due to issuances of shares upon exercise of any outstanding options to purchase Glacier Common Stock shares) of Glacier or Big Sky, as the case may be, then, as appropriate, the parties will make the proportionate adjustment to the Purchase Price.

      1.2.6 NO FRACTIONAL SHARES. No fractional shares of Glacier Corporation Common Stock will be issued. In lieu of fractional shares, if any, each stockholder of Big Sky who is otherwise entitled to receive a fractional share of Glacier Common Stock will receive an amount of cash equal to




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            the product of such fraction times the Determination Date Closing
            Price. Such fractional share interest will not include the right to vote or receive dividends or any interest on dividends.

      1.2.7 CERTIFICATES.

            (a) Surrender of Certificates. Each certificate evidencing Big Sky Common Stock shares (other than Dissenting Shares) will, on and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive a certificate representing the Glacier Shares (or to receive the cash for fractional shares) to which the Big Sky Common Stock shares converted in accordance with the provisions of this Subsection 1.2. Following the Effective Date, Big Sky stockholders shall exchange Big Sky Common Stock certificates by surrendering them to the agent ("Exchange Agent") designated by Glacier and Big Sky to effect the exchange of Big Sky Common Stock certificates for certificates representing Glacier Shares (or for cash in lieu of fractional shares), in accordance with any instructions provided by the Exchange Agent and together with a properly completed and executed form of transmittal letter. Until a holder's certificate evidencing Big Sky Common Stock is so surrendered, the holder will not be entitled to receive any certificates evidencing Glacier Shares or cash in lieu of fractional shares.

            (b) Issuance of Certificates in Other Names. Any person requesting that any certificate evidencing Glacier Shares be issued in a name other than the name in which the surrendered Big Sky Common Stock certificate is registered, must: (1) establish to the Exchange Agent's satisfaction the right to receive the certificate evidencing Glacier Shares and (2) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent's satisfaction that all applicable taxes have been paid or are not required.

            (c) Lost, Stolen, and Destroyed Certificates. The Exchange Agent will be authorized to issue a certificate representing Glacier Shares in exchange for a Big Sky Common Stock certificate that has been lost, stolen or destroyed, if the holder provides the Exchange Agent with: (1) satisfactory evidence that the holder owns Big Sky Common Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (2) any appropriate affidavit the Exchange Agent may require, and
                  (3) any indemnification assurances that the Exchange Agent may require.

            (d) Rights to Dividends and Distributions. After the Effective Date, no holder of a certificate evidencing Big Sky Common Stock shares will be entitled to receive any dividends or other distributions otherwise payable to holders of record of Glacier Common Stock on any date after the Effective Date, unless the holder (1) is entitled by this Agreement to receive a certificate representing Glacier Shares and (2) has surrendered in accordance with this Agreement his or her Big Sky Common Stock certificates (or has met the requirements of Subsection 1.2.7(c) above) in exchange for certificates representing Glacier Shares. Surrender of Big Sky Common Stock certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of Big Sky Common Stock on a date before the Effective Date. When the holder surrenders his or her certificates, the holder will receive the amount, without interest, of any cash dividends and any other distributions distributed after the Effective Date on the whole number of shares of Glacier Shares into which the holder's Big Sky Common Stock was converted at the Effective Date.



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            (e)   Checks in Other Names. Any person requesting that a check for cash in lieu of fractional shares be issued in a name other than the name in which the Big Sky Common Stock certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent's satisfaction the right to receive this cash.

1.3 PAYMENT TO DISSENTING STOCKHOLDERS. For purposes of this Agreement, "Dissenting Shares" means those shares of Big Sky Common Stock as to which stockholders have properly taken all steps necessary to perfect their dissenters' rights under MBCA Sections 35-1-826 through 35-1-839. Each outstanding Dissenting Share of Big Sky Common Stock will be converted at Closing into the rights provided under those sections of the MBCA.

1.4 ALTERNATIVE STRUCTURES. Subject to the conditions set forth below, Glacier may in its sole discretion elect to consummate the Transaction by means other than those specified in this Section 1. If Glacier so elects, any means, procedures, or amendments necessary or desirable to consummate the Transaction, in the opinion of Glacier's counsel, will supersede any conflicting, undesirable or unnecessary provisions of this Agreement. But, unless this Agreement is amended in accordance with Section 9, the following conditions will apply: (1) the type and amount of consideration set forth in Subsection 1.2 will not be modified and (2) the tax consequences to Big Sky and its stockholders will not be adversely affected. If Glacier elects an alternative structure under this Subsection 1.4, Big Sky will cooperate with and assist Glacier with the following:
      (1) any amendments to this Agreement necessary or desirable in the opinion of Glacier's counsel and (2) the preparation and filing of any applications, documents, instruments and notices necessary or desirable, in the opinion of Glacier's counsel, to effect the alternative structure and to obtain the necessary stockholder; provided, however, that to the extent such alternative structure results in Big Sky incurring costs and expenses totaling more than $100,000, Glacier shall reimburse Big Sky for such additional expenses and costs.

1.5 LETTER OF TRANSMITTAL. Glacier will prepare a transmittal letter form reasonably acceptable to Big Sky for use by stockholders holding Big Sky Common Stock. Certificates representing shares of Big Sky Common Stock must be delivered for payment in the manner provided in the transmittal letter form. On or about the Effective Date, Glacier will mail the transmittal letter form to Big Sky stockholders.

1.6 UNDELIVERED CERTIFICATES. If outstanding certificates for Big Sky Common Stock are not surrendered or the payment for them is not claimed before those payments would escheat or become the property of any governmental unit or agency, the unclaimed items will, to the extent permitted by abandoned property or any other applicable law, become the property of Glacier (and to the extent not in its possession will be paid over to Glacier), free and clear of all claims or interests of any person previously entitled to such items. But, neither Glacier nor Big Sky will be liable to any holder of Big Sky Common Stock for any amount paid to any governmental unit or agency having jurisdiction over any such unclaimed items under the abandoned property or other applicable law of the jurisdiction, and Glacier will pay no interest on amounts owed to stockholders for shares of Big Sky Common Stock.

                                    SECTION 2
                           CLOSING OF THE TRANSACTION

2.1 CLOSING. Closing will occur on the Effective Date. If Closing does not occur on or before June 30, 1999 ("Termination Date"), either Glacier or Big Sky may terminate this Agreement in accordance with Section 7. Unless Glacier and Big Sky agree upon a later date, the Effective Date will be a date mutually acceptable to Glacier and Big Sky within 30 calendar days after the following:

      (a) each condition precedent set forth in Section 5 has been either fulfilled or waived; and



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      (b) each approval required by Section 5 has been granted, and all applicable waiting periods have expired.

2.2 EVENTS OF CLOSING. On the Effective Date, all properly executed documents required by this Agreement will be delivered to the proper party in form consistent with this Agreement. If any party fails to deliver a required document on the Effective Date or otherwise defaults under this Agreement on or before the Effective Date, then the Transaction will not occur unless the adversely affected party waives the default.

2.3 PLACE OF CLOSING. Unless Glacier and Big Sky agree otherwise, Closing will occur on the Effective Date at Glacier's main office, 202 Main Street, Kalispell, Montana.

                                    SECTION 3
                                 REPRESENTATIONS

3.1 REPRESENTATIONS OF GLACIER AND BIG SKY. Subject to Subsection 3.3 and except as expressly set forth in Schedule 1, Glacier represents to Big Sky, and Big Sky represents to Glacier, the following:

      3.1.1 CORPORATE ORGANIZATION AND QUALIFICATION.

            (a) It is a corporation duly organized and validly existing under the state laws of either Montana or Delaware (as applicable), and its activities do not require it to be qualified in any jurisdiction other than Montana.

            (b) It has the requisite corporate power and authority to own or lease its properties and assets and to carry on its businesses as they are now being conducted.

            (c) It has made available to the other party to this Agreement a complete and correct copy of its certificate or articles of incorporation and bylaws, each as amended to date and currently in full force and effect.

      3.1.2 SUBSIDIARIES. With respect to Big Sky only, it has no Subsidiaries as of the date of this Agreement. A company is considered to be a "Subsidiary" of a party if that party or any of its Subsidiaries (individually or together with the party) directly or indirectly owns, controls, or has the ability to exercise 50% or more of the voting power of such company. In this Agreement, the term "Subsidiary" with respect to a party means any corporation, partnership, financial institution, trust company, or other entity owned or controlled by that party or any of its subsidiaries or affiliates (or owned or controlled by that party together with one or more of its subsidiaries or affiliates).

      3.1.3 CAPITAL STOCK.

            (a)   Glacier. Glacier represents:

                  (1) as of the date of this Agreement, Glacier's authorized capital stock consists of 16 million shares divided into two classes: (i) 15 million shares of common stock, par value $.01 per share ("Company Common Stock"), 8,335,485 shares of which are issued and outstanding and (ii) 1 million shares of blank-check preferred stock, par value $.01 per share, none of which is outstanding ("Glacier Preferred Stock");

                  (2) options or rights to acquire not more than an aggregate of 494,744 Company Common Stock shares (subject to adjustment on the terms set forth in the Glacier



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                        Stock Plans) are outstanding under the stock option
                        plans listed in Schedule 2 ("Glacier Stock Plans");

                  (3) No Company Common Stock shares are reserved for issuance, other than the shares reserved for issuance under the Glacier Stock Plans, and Glacier has no shares of Glacier Preferred Stock reserved for issuance;

                  (4) all outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable;

                  (5) all outstanding shares of capital stock of each of Glacier's Subsidiaries owned by Glacier or a Subsidiary of Glacier have been duly authorized and validly issued and are fully paid and nonassessable, except to the extent any assessment is required under federal law, and are owned by Glacier or a Subsidiary of Glacier free and clear of all liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind (collectively, "Liens"); and

                  (6) except as set forth in this Agreement or in the Glacier Stock Plans, there are no preemptive rights or any outstanding subscriptions, options, warrants, rights, convertible securities, or other agreements or commitments of Glacier or any of its Subsidiaries of any character relating to the issued or unissued capital stock or other equity securities of Glacier (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities).

            (b)   Big Sky. Big Sky represents:

                  (1) as of the date this Agreement, Big Sky's authorized capital stock consists of 22,900 shares of common stock, $40 par value per share ("Big Sky Common Stock"), 20,400 shares of which are issued and outstanding and 2,500 of which are reserved for issuance pursuant to the Debentures;

                  (2) no options or rights to acquire Big Sky Common Stock shares are outstanding, except as expressly set forth in
                        Schedule 3;

                  (3) Except as expressly set forth in Schedule 4, Big Sky does not have any stock option plans, employee stock purchase plans, or other plans or agreements providing for the grant of options or other rights to acquire Big Sky Common Stock shares, and no Big Sky Common Stock shares are reserved for issuance, except as expressly set forth in Schedule 3;

                  (4) all outstanding Big Sky Common Stock shares have been duly authorized and validly issued and are fully paid and nonassessable;

                  (5) There are no preemptive rights or any outstanding subscriptions, options, warrants, rights, convertible securities, or other agreements or commitments of Big Sky of any character relating to the issued or unissued capital stock or other equity securities of Big Sky (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities), except as expressly set forth in Schedules 3 and 4.




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      3.1.4 CORPORATE AUTHORITY.

            (a) It has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to complete the Transaction, subject (in Big Sky's case) only to the approval by Big Sky's stockholders of the plan of Share Exchange contained in this Agreement to the extent required by MBCA Section 35-1-815.

            (b) This Agreement is a valid and legally binding agreement of it, enforceable in accordance with the terms of this Agreement.

      3.1.5 REPORTS AND FINANCIAL STATEMENTS.

            (a) Filing of Reports. Since January 1, 1995, it and each of its Subsidiaries (if any) has filed all reports and statements, together with any required amendments to these reports and statements, that it was required to file with (1) the Securities and Exchange Commission ("SEC"), (2) the Federal Reserve Board, (3) the FDIC, and (4) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied (or will comply, in the case of reports or statements filed after the date of this Agreement) as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates (and, in the case of reports or statements filed before the date of this Agreement, without giving effect to any amendments or modifications filed after the date of this Agreement).

            (b) Delivery to Other Party of Reports. It has delivered to the other party a copy of each registration statement, offering circular, report, definitive proxy statement or information statement under the Securities Act of 1933, as amended, ("Securities Act"), the Securities Exchange Act of 1934, as amended, ("Exchange Act"), and state securities and "Blue Sky" laws (collectively, the "Securities Laws") filed, used or circulated by it with respect to periods since January 1, 1995, through the date of this Agreement. It will promptly deliver to the other party each such registration statement, offering circular, report, definitive proxy statement or information statement filed, used or circulated after the date of this Agreement (collectively, its "Reports"), each in the form (including related exhibits and amendments) filed with the SEC (or if not so filed, in the form used or circulated).

            (c) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the date of this Agreement complied (and each of the Reports filed after the date of this Agreement, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

            (d) Financial Statements. Each of its balance sheets included in the Financial Statements fairly presents (or, in the case of Financial Statements for periods ending on a date following the date of this Agreement, will fairly present) the consolidated financial




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                  position of it and its Subsidiaries as of the date of the
                  balance sheet. Each of the consolidated statements of income, cash flows and stockholders' equity included in the Financial Statements fairly presents (or, in the case of Financial Statements for periods ending on a date following the date of this Agreement, will fairly present) the consolidated results of operations, retained earnings and cash flows, as the case may be, of it and its Subsidiaries for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with generally accepted accounting principles, consistently applied ("GAAP"), except as may be noted in these statements.

                  (1) "Financial Statements" means: (i) in Glacier's case, the Glacier Financial Statements (or for periods ending on a date following the date of this Agreement, the Subsequent Glacier Financial Statements); and (ii) in Big Sky's case, the Big Sky Financial Statements (or for periods ending on a date following the date of this Agreement, the Subsequent Big Sky Financial Statements).

                  (2) "Glacier Financial Statements" means Glacier's (i) audited consolidated statements of financial condition as of December 31, 1997 and 1996, and the related audited statements of income, cashflows and changes in stockholders' equity for each of the years ended December 31, 1997 and 1996; and (ii) unaudited consolidated statements of financial condition as of the end of each fiscal quarter following December 31, 1997 but preceding the date of this Agreement, and the related unaudited statements of income, cashflows and changes in stockholders' equity for each such quarter.

                  (3) "Subsequent Glacier Financial Statements" means balance sheets and related statements of income and stockholders' equity for each of the fiscal quarters ending after the date of this Agreement and before Closing.

                  (4) "Big Sky Financial Statements" means (i) Big Sky's statements of financial condition as of December 31, 1997 (unaudited as of execution of this Agreement, audited as of three days before Glacier files the Registration Statement with the SEC) and as of December 31, 1996 and 1995 (unaudited), and the related statements of income, cashflows and changes in stockholders' equity for each of the years ended December 31, 1997 (unaudited as of execution of this Agreement, audited as of three days before Glacier files the Registration Statement with the SEC) and December 31, 1996 and 1995 (unaudited); and (ii) Big Sky's unaudited statements of financial condition as of the end of each fiscal quarter following December 31, 1997 but preceding the date of this Agreement, and the related unaudited statements of income, cashflows and changes in stockholders' equity for each such quarter.

                  (5) "Subsequent Big Sky Financial Statements" means (i) unaudited balance sheets and related statements of income and stockholders' equity for each of Big Sky's fiscal quarters ending after the date of this Agreement and before Closing, and (ii) [if the Transaction does not close before February 15, 1999], Big Sky's audited statements of financial condition as of December 31, 1998, and the related audited statements of income, cashflows, and changes in stockholders' equity for the year ended December 31, 1998.




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      3.1.6 ABSENCE OF CERTAIN EVENTS AND CHANGES. Except as disclosed in its
            Financial Statements and Reports, since December 31, 1997: (1) it and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of the businesses and (2) no change or development or combination of changes or developments has occurred that, individually or in the aggregate, is reasonably likely to result in a Material Adverse Effect with respect to it or its Subsidiaries. For purposes of this Agreement, "Material Adverse Effect" with respect to any corporation means an effect that: (1) is materially adverse to the business, financial condition, results of operations or prospects of the corporation and its Subsidiaries taken as a whole; (2) significantly and adversely affects the ability of the corporation to consummate the transactions contemplated by this Agreement by the Termination Date or to perform its material obligations under this Agreement; or (3) enables any persons to prevent the consummation by the Termination Date of the transactions contemplated by this Agreement. No Material Adverse Effect will be deemed to have occurred on the basis of any effect resulting from actions or omissions of the corporation taken with the explicit prior consent of the other party to this Agreement.

      3.1.7 MATERIAL AGREEMENTS.

            (a) Except for the Glacier Stock Plans (in Glacier's case) and arrangements made after the date and in accordance with the terms of this Agreement, it and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that: (1) is to be performed after the date of this Agreement and (2) has not been filed with or incorporated by reference in its Reports or set forth in Schedule 5.

            (b) Neither it nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument.

      3.1.8 KNOWLEDGE AS TO CONDITIONS. Its President, Chief Executive Officer, and Chief Financial Officer (collectively, "Executive Officers") know of no reason the Regulatory Approvals and, to the extent necessary, any other approvals, authorizations, filings, registrations, and notices should not be obtained without the imposition of any condition or restriction that is reasonably likely to have a Material Adverse Effect with respect to it, its Subsidiaries, or the Continuing Corporation, or the opinion of the tax experts referred to in Subsection 5.2.13.

      3.1.9 BROKERS AND FINDERS. Neither it, its Subsidiaries, nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated in this Agreement, except for payments made by Big Sky to Professional Bank Services pursuant to their brokerage agreement.

      3.1.10 YEAR 2000 COMPLIANCE. It is in full compliance with all applicable regulatory requirements, guidelines and timetables regarding systems assessment, systems testing, third-party assessment, and other matters related to preparation for Year 2000 Compliance. Based on its assessment and testing conducted to date, it is not aware of anything that cause it to believe that (1) it will fail in any material way not to timely achieve Year 2000 Compliance, or (2) expenses related to achieving Year 2000 Compliance will have a material effect on its operations or financial condition. For purposes of this Agreement, "Year 2000 Compliance" means that its Information Technology will be capable of use prior to, during, and after the calendar year 2000 A.D., and that the Information Technology used during each such time period will accurately receive, provide and process date/time data (including, but not limited to, calculating, comparing and



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            sequencing) from, into and between the twentieth and twenty-first centuries, including the years 1999 and 2000, and leap year calculations and will not malfunction, cease to function, or provide invalid or incorrect results as a result of date/time data. For purposes of this Agreement, "Information Technology" includes computer software, computer firmware, computer hardware (whether general or specific purpose) or other similar or related automated or computerized items that are used or relied on by it in the conduct of its business.

3.2 BIG SKY'S ADDITIONAL REPRESENTATIONS. Subject to Subsection 3.3 and except as expressly set forth in Schedule 1, Big Sky represents to Glacier, the following:

      3.2.1 LOAN AND LEASE LOSSES. Its Executive Officers know of no reason why the allowance for loan and lease losses shown in the balance sheets included in the Financial Statements for the periods ended December 31, 1997, March 31, 1998, June 30, 1998, and September 30, 1998, was
            not adequate as of those dates, respectively, to provide for estimable and probable losses, net of recoveries relating to loans not previously charged off, inherent in its loan portfolio.

      3.2.2 NO STOCK OPTION PLANS. It has not adopted any stock option plans or granted any options or rights to acquire any shares of Big Sky Common Stock, except as expressly set forth in Schedules 3 and 4.

      3.2.3 GOVERNMENTAL FILINGS; NO VIOLATIONS.

            (a) Filings. Other than the Regulatory Approvals and other than as required under the Securities Act, the Exchange Act, and state securities and "Blue Sky" laws, no notices, reports or other filings are required to be made by it with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it from, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign ("Governmental Entity"), in connection with the execution, delivery or performance of this Agreement by it and the consummation by it of the Transaction.

            (b) Violations. The execution, delivery and performance of this Agreement does not and will not, and the consummation by it of the Transaction will not, constitute or result in: (1) a breach or violation of, or a default under, its articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation ("Contracts") of it; or (3) a violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (4) any change in the rights or obligations of any party under any of the Contracts. Schedule 6 contains a list of all consents it must obtain from third parties under any Contracts before consummation of the Transaction.

      3.2.4 ASSET CLASSIFICATION.

            (a) Schedule 7 sets forth a list, accurate and complete as of September 30, 1998, except as otherwise expressly noted in
                  Schedule 7, and separated by category of classification or criticism ("Asset Classification"), of the aggregate amounts of loans, extensions of credit and other assets of it that have been criticized or classified by any Governmental Entity, by any outside auditor, or by any internal audit.




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            (b)   Except as shown on Schedule 7, no amounts of loans, extensions of credit or other assets that have been classified or criticized by any representative of any Governmental Entity as "Other Assets Especially Mentioned," "Substandard,"
                  "Doubtful," "Loss" or words of similar effect are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by it before the date of this Agreement.

      3.2.5 INVESTMENTS. Schedule 8 lists all investments (except investments in securities issued by federal state or local government or any subdivision or agency thereof) made by it in an amount greater than $25,000 or which represent an ownership interest of more than 5% in any corporation, company, partnership, or other entity. All investments comply with all applicable laws and regulations.

      3.2.6 PROPERTIES.

            (a) Except as disclosed or reserved against in its Financial Statements or in Schedule 9, it has good and marketable title, free and clear of all Liens (other than Liens for current taxes not yet delinquent or pledges to secure deposits) to all of the properties and assets, tangible or intangible, reflected in its Reports as being owned or leased by it as of the date of this Agreement.

            (b) To the knowledge of its Executive Officers, all buildings and all fixtures, equipment and other property and assets that are material to its business and are held under leases or subleases by it are held under valid leases or subleases, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally or by general equity principles). Schedule 10 lists all real property which it owns or leases.

            (c) Schedule 11 lists all its existing branches and offices and all new branches or offices it has applied to establish or purchase, along with the cost to establish or purchase those branches.

            (d) It has provided to Glacier a copy of the existing title policy held in its files on unimproved real estate it owns in Bozeman, Montana, and no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of that policy. At Closing and upon Glacier's request, Big Sky will provide Glacier with update endorsements, dated as of the Effective Date, to such title policy.

      3.2.7 ANTI-TAKEOVER PROVISIONS. It has taken all necessary action to exempt the Transaction and this Agreement from (a) all applicable Montana State law anti-takeover provisions, if any, and (b) any takeover-related provisions of its articles of incorporation or bylaws.

      3.2.8 COMPLIANCE WITH LAWS. Except as disclosed in Schedule 12, Big Sky:

            (a) is in material compliance, in the conduct of its business, with all applicable federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees, including the Bank Secrecy Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all applicable fair lending laws or other laws relating to discrimination;



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            (b)   has all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies (including the Federal Reserve) that are required in order to permit it to carry on its business as it is presently conducted;

            (c) has received since January 1, 1995, no notification or communication from any Governmental Entity (including any bank, insurance and securities regulatory authorities) or its staff (1) asserting a failure to comply with any of the statutes, regulations or ordinances that such Governmental Entity enforces, (2) threatening to revoke any license, franchise, permit or governmental authorization, or (3) threatening or contemplating revocation or limitation of, or that would have the effect of revoking or limiting, FDIC deposit insurance (nor, to the knowledge of its Executive Officers, do any grounds for any of the foregoing exist); and

            (d) is not required to notify any federal banking agency before adding directors to its board of directors or employing senior executives.

      3.2.9 LITIGATION. Except as disclosed in its Financial Statements or in
            Schedule 13, before the date of this Agreement:

            (a) no criminal or administrative investigations or hearings, before or by any Governmental Entity, or civil, criminal or administrative actions, suits, claims or proceedings, before or by any person (including any Governmental Entity) are pending or, to the knowledge of its Executive Officers, threatened, against it (including under the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, or any other fair lending law or other law relating to discrimination); and

            (b) neither it (nor any officer, director, controlling person or property of it) is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any Governmental Entity charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits (including the FDIC) or the supervision or regulation of it, and it has not has been advised by any such Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission.

      3.2.10 TAXES. For purposes of this Subsection 3.2.10, "Tax" includes any tax or similar governmental charge, impost, or levy (including income taxes, franchise taxes, transfer taxes or fees, stamp taxes, sales taxes, use taxes, excise taxes, ad valorem taxes, withholding taxes, worker's compensation, payroll taxes, unemployment insurance, social security, minimum taxes, or windfall profits taxes), together with any related liabilities, penalties, fines, additions to tax, or interest, imposed by the United States or any state, county, provincial, local or foreign government or subdivision or agency of the United States.

            (a) All federal, state and local Tax returns, including all information returns, it is required to file have been timely filed or requests for extensions have been timely filed. If any extensions were filed, they have been or will be granted by Closing and will not have expired. All filed returns are complete and accurate in all material respects.



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            (b)   Except as disclosed in its Financial Statements:

                  (1) all taxes attributable to it that are or were due or payable (without regard to whether such taxes have been assessed) have been paid in full or have been adequately provided for in its Financial Statements in accordance with GAAP;

                  (2) adequate provision in accordance with GAAP has been made in its Financial Statements relating to all Taxes for the periods covered by such Financial Statements that were not yet due and payable as of the date of this Agreement, regardless of whether the liability for such Taxes is disputed;

                  (3) as of the date of this Agreement and except as disclosed in its Financial Statements, there is no outstanding audit examination, deficiency, refund litigation or outstanding waiver or agreement extending the applicable statute of limitations for the assessment or collection of any Taxes for any period with respect to any of its Taxes;

                  (4) all Taxes with respect to completed and settled examinations or concluded litigation relating to it have been paid in full or have been recorded on its Financial Statements (in accordance with GAAP);

                  (5) it is not a party to a Tax sharing or similar agreement or any agreement under which it has indemnified any other party with respect to Taxes; and

                  (6) the proper and accurate amounts have been withheld from all employees (and timely paid to the appropriate Governmental Entity or set aside in an account for these purposes) for all periods through the Effective Date in compliance with all Tax withholding provisions of applicable federal, state, local and foreign laws (including income, social security and employment tax withholding for all types of compensation).

      3.2.11 INSURANCE. It has taken all requisite action (including the making of claims and the giving of notices) under its directors' and officers' liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to it (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 14 lists all directors' and officers' liability insurance policies and other insurance policies it maintains.

      3.2.12 LABOR MATTERS. It is not a party to, or is not bound by, any collective bargaining agreement, contract or other agreement or understanding with any labor union or labor organization. It is not the subject of any proceeding: (1) asserting that it has committed an unfair labor practice or (2) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving it is pending or, to the knowledge of its Executive Officers, threatened. Its Executive Officers are not aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

      3.2.13 EMPLOYEE BENEFITS.

            (a) For purposes of this Agreement, "Plan" or "Plans", individually or collectively, means any "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, ("ERISA"), as amended, maintained by Big Sky. Big Sky



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                  is not now nor has it ever been a contributing employer to or sponsor of a multi-employer plan or a single employer plan subject to Title IV of ERISA.

            (b) Schedule 15 sets forth a list, as of the date of this Agreement, of (1) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, (2) all other material employee benefit plans that cover employees or former employees of Big Sky (its "Compensation Plans"). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, annual reports on Form 5500, actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering current or former employees or directors of Big Sky (its "Employees"), including Plans and related amendments, have been made available to Glacier.

            (c) All Plans (other than "multi-employer plans" within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in substantial compliance with ERISA. Each Plan that is an "employee pension benefit plan" within the meaning of ERISA Section 3(2) ("Pension Plan") and that is intended to be qualified under IRC Section 401(a), has received a favorable determination letter from the Internal Revenue Service, and it is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No litigation relating to Plans is pending or, to the knowledge of its Executive Officers, threatened. Big Sky has not engaged in a transaction with respect to any Plan that could subject it to a Tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i).

            (d) All material contributions that it is or was required to make under the terms of any Plans have been timely made or have been reflected in its Financial Statements. None of its Plans has an "accumulated funding deficiency" (whether or not waived) within the meaning of IRC Section 412 or ERISA Section
                  302. It has not provided, or is required to provide, security to any Pension Plan under IRC Section 401(a)(29), IRC Section 412(f)(3), or ERISA Sections 306, 307 or 4204.

            (e) Except as disclosed in its Financial Statements, it does not have any obligations for retiree health and life benefits.

            (f) No restrictions exist on its rights to amend or terminate any Plan without incurring liability under the Plan in addition to normal liabilities for benefits.

            (g) Except as disclosed in its Financial Statements or as provided in a Schedule to this Agreement, the transactions contemplated by this Agreement and the Stock Plans will not result in: (1) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (2) any material increase in benefits under any Compensation Plan or (3) payment of any severance or similar compensation under any Compensation Plan.

      3.2.14 ENVIRONMENTAL MATTERS.

            (a) For purposes of this Subsection 3.2.14, the following definitions apply:

                  (1) "Subject Property" with respect to a party means (i) all real property at which the businesses of Big Sky has been conducted, and any property where under any Environmental Law it is deemed to be the owner or operator of the property; (ii) any facility in which it participates in the management, including participating




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                        in the management of the owner or operator of the
                        property; and (iii) all other real property that it, for purposes of any Environmental Law, otherwise could be deemed to be an owner or operator of or as otherwise having control over.

                  (2) "Environmental Laws" means any federal, state, local or foreign law, regulation, agency policy, order, decree, judgment, judicial opinion, or any agreement with any Governmental Entity, presently in effect or subsequently adopted relating to: (i) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (ii) the preservation, restoration or protection of the environment, natural resources or human health.

                  (3) "Hazardous Substances" means any hazardous or toxic substance, material or waste that is regulated by any local governmental authority, any state government or the United States Government, including any material or substance that is (a) defined as a "hazardous substance" in 42 USC Section 9601(14), (b) defined as a "pollutant or contaminant" in 42 USC Section 9604(a)(2), or (c) defined as a "hazardous waste" in 42 USC Section 6903(5).

                  (4) "Knowledge," with respect to a particular fact, means that (i) a person is actually aware of such fact or (ii) a prudent person could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact.

            (b) To the Knowledge of its Executive Officers, it and the Subject Property are, and have been, in compliance with all applicable Environmental Laws, and no circumstances exist that with the passage of time or the giving of notice would be reasonably likely to result in noncompliance with such Environmental Laws.

            (c) To the Knowledge of its Executive Officers, none of the following, and no reasonable basis for any of the following, exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving it or any Subject Property, relating to:

                  (1) an asserted liability of Big Sky or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

                  (2) the handling, storage, use, transportation, removal or disposal of Hazardous Substances;

                  (3) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

                  (4) personal injuries or damage to property related to or arising out of exposure to Hazardous Substances.

            (d) To the Knowledge of its Executive Officers, (i) no storage tanks underground or otherwise are present on the Subject Property or, if present, none of such tanks are



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                  leaking and each of them is in full compliance with all
                  applicable Environmental Laws; (ii) it does not own, possess or control any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material, and (iii) no Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on any Subject Property, except for those types and quantities of Hazardous Substances typically used in an office environment and that have not created conditions requiring remediation under any applicable Environmental Law.

            (e) Except for the investigation or monitoring by the Environmental Protection Agency or similar state agencies in the ordinary course, no part of the Subject Property has been or is scheduled for investigation or monitoring under any applicable Environmental Law.

3.3   EXCEPTIONS TO REPRESENTATIONS AND WARRANTIES.

      3.3.1 DISCLOSURE OF EXCEPTIONS. Each exception set forth in a Schedule is disclosed only for purposes of the representations and warranties referenced in that exception; but the following conditions apply:

            (a) no exception is required to be set forth in a Schedule if its absence would not result in the related representation or warranty being found untrue or incorrect under the standard established by Subsection 3.3.2; and

            (b) the mere inclusion of an exception in a Schedule is not an admission by a party that such exception represents a material fact, material set of facts, or material event or would result in a Material Adverse Effect with respect to that party.

      3.3.2 NATURE OF EXCEPTIONS. No representation or warranty contained in Subsections 3.1 or 3.2 will be found untrue or incorrect and no party to this Agreement will have breached a representation or warranty due to the following: the existence of any fact, set of facts, or event, if the fact or event individually or taken together with other facts or events would not, or, in the case of Subsection 3.2.9, is not reasonably likely to, have a Material Adverse Effect with respect to such party.

                                    SECTION 4
                            CONDUCT AND TRANSACTIONS
                                 BEFORE CLOSING

4.1 CONDUCT OF BIG SKY'S BUSINESS BEFORE CLOSING. Before Closing, Big Sky promises as follows:

      4.1.1 AVAILABILITY OF BIG SKY'S BOOKS, RECORDS AND PROPERTIES.

            (a) Big Sky will make its books, records, properties, contracts and documents available at all reasonable times to Glacier and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of: (1) loan or deposit balances, (2) collateral receipts and (3) any other transactions or documentation Glacier may find reasonably relevant to the Transaction. Big Sky will cooperate fully in any such inspection, audit, or direct verification procedures, and Big Sky will make available all information reasonably required by or on behalf of Glacier.




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            (b)   At Glacier's request, Big Sky will request any third parties involved in the preparation or review of (1) Big Sky Financial Statements, (2) Subsequent Big Sky Financial Statements, or
                  (3) any audits of Big Sky's operations, loan portfolios or other assets, to disclose to Glacier the work papers or any similar materials related to these items.

      4.1.2 ORDINARY AND USUAL COURSE. Big Sky will conduct business only in the ordinary and usual course and, without the prior written consent of Glacier, will not do any of the following:

            (a) effect any stock split or other recapitalization with respect to Big Sky Common Stock or issue, pledge, redeem, or encumber in any way any shares of Big Sky's capital stock; or grant any option or other right to shares of Big Sky's capital stock;

            (b) declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to Big Sky Common Stock; provided, however, that if the Closing occurs after December 31, 1998, Big Sky will be permitted to declare and pay a dividend consistent with its prior year-end practices so long as it does not affect the treatment of the Share Exchange as a "pooling of interests" for accounting purposes;

            (c) acquire, sell, transfer, assign, encumber or otherwise dispose of assets or make any commitment with respect to its assets other than in the ordinary and usual course of business;

            (d) solicit or accept deposit accounts of a different type from accounts previously accepted by it or at rates materially in excess of rates previously paid by it, except to reflect changes in prevailing interest rates, or incur any indebtedness greater than $25,000 (except for borrowings from the Federal Home Loan Bank in the ordinary course of business and consistent with past practices);

            (e) acquire an ownership interest or a leasehold interest in any Property or any other real property, whether by foreclosure or otherwise, without: (1) making an appropriate environmental evaluation in advance of obtaining the interest and providing the evaluation to Glacier and (2) providing Glacier with at least 30 days' advance written notice before it acquires the interest;

            (f) enter into or recommend the adoption by Big Sky's stockholders of any agreement involving a possible merger or other business combination or asset sale by Big Sky not involving the Transaction;

            (g) enter into, renew, or terminate any contracts (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (1) entered into in the ordinary course of business, (2) consistent with past practices, and
                  (3) providing for not less (in the case of loans) or more (in the case of deposits) than prevailing market rates of interest;

            (h) enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by it of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;



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            (i)   enter into any personal services contract with any person or firm, except contracts, agreements, or arrangements for legal, accounting, investment advisory, or tax services entered into directly to facilitate the Transaction;

            (j) (1) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain realized from all sales after the date of this Agreement would be more than $25,000 or (2) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

            (k) amend its articles of incorporation, bylaws, or other formation agreements, or convert its charter or form of entity;

            (l) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by Glacier or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

            (m) implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP, (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

            (n) increase the number of full-time or equivalent employees of Big Sky above 20;

            (o) other than in accordance with binding commitments existing on the date of this Agreement, make any capital expenditures in excess of $10,000 per project or related series of projects or $25,000 in the aggregate, except for expenses reasonably related to completion of the Transaction, which expenses may not exceed $100,000; or

            (p) enter into any other transaction or make any expenditure other than in the ordinary and usual course of its business and made or entered into in a manner consistent with its well-established practices or as required by this Agreement.

      4.1.3 CONDUCT REGARDING REPRESENTATIONS AND WARRANTIES. Big Sky will not do or cause to be done anything that would cause any representation or warranty in Subsection 3.1 or 3.2 to be untrue in any material respect at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by Glacier.

      4.1.4 MAINTENANCE OF PROPERTIES. Big Sky will maintain its properties and equipment (and related insurance or its equivalent) in accordance with good business practice.

      4.1.5 PRESERVATION OF BUSINESS ORGANIZATION. Big Sky will use all reasonable efforts to:

            (a)   preserve its business organization;

            (b)   retain the services of present management; and

            (c) preserve the goodwill of suppliers, customers and others with whom it has business relationships.



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      4.1.6 SENIOR MANAGEMENT. Big Sky will obtain Glacier's approval before making any change, including hiring of replacements, with respect to present management personnel having the rank of vice-president or higher.

      4.1.7 COMPENSATION AND EMPLOYMENT AGREEMENTS. Big Sky will not permit any increase in the current or deferred compensation payable or to become payable by Big Sky to any of its directors, officers, employees, agents, or consultants other than normal increments in compensation in accordance with Big Sky's past practices with respect to the timing and amounts of such increments. Without the prior written approval of Glacier, Big Sky will not commit to, execute or deliver any employment agreement with any party not terminable upon two weeks' notice and without expense.

      4.1.8 UPDATE OF FINANCIAL STATEMENTS. Big Sky will promptly deliver its Financial Statements to Glacier. Big Sky will deliver Subsequent Big Sky Financial Statements to Glacier by the earlier of: (1) 5 days after Big Sky has prepared and issued them or (2) 60 days after year-end for year-end statements and 30 days after the end of the quarter for quarterly statements. The Subsequent Big Sky Financial
            Statements:

            (a)   will be prepared from the books and records of Big Sky;

            (b) will present fairly the financial position and operating results of Big Sky at the times indicated and for the periods covered;

            (c) will be prepared in accordance with GAAP (except for the absence of notes) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable, subject to normal year-end adjustments; and

            (d) will reflect all Big Sky's liabilities, contingent or otherwise, on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected in accordance with GAAP or (2) not significant in amount.

      4.1.9 NO SOLICITATION.

            (a) Neither Big Sky nor any of its officers or directors, directly or indirectly, will solicit, encourage, entertain, or facilitate any other proposals or inquiries for an acquisition of the shares or assets of Big Sky or enter into discussions concerning any such acquisition ("Acquisition Proposal"), except as otherwise required to comply with the fiduciary responsibilities of Big Sky's board of directors. No such party will make available to any person not affiliated with Big Sky or Glacier any information about its business or organization that is not either routinely made available to the public generally or required by law.

            (b) If (1) an Acquisition Proposal occurs prior to the Termination Date, (2) the approval of the Big Sky shareholders contemplated in this Agreement is not obtained at the special meeting of Big Sky's shareholders, and (3) prior to April 15, 2000, a third party acquires control of Big Sky by merger, purchase of assets, acquisition of stock or otherwise, then unless the representations and warranties of Glacier in this Agreement were false in any material respect as of the date of Big Sky's special meeting of shareholders or Glacier was in material default of its covenants in this Agreement as of such date, Big Sky will promptly pay to Glacier the amount of $400,000. For the purposes of this paragraph, a third party will be deemed to have acquired control of Big Sky when the third party



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                  possesses, directly or indirectly, the power to direct or
                  cause the direction of the management and policies of Big Sky, whether through the ownership of voting interests, by contract, or otherwise.

      4.1.10 TITLE POLICIES ON LEASED PROPERTY. At Glacier's request, Big Sky will provide Glacier with leasehold title reports issued by a title insurance company reasonably satisfactory to Glacier. These title reports must show unencumbered leasehold interest in all real property leased by Big Sky, and these title reports may contain only such exceptions, reservations, and encumbrances as may be consented to in writing by Glacier, which consent Glacier may not unreasonably withhold.

      4.1.11 REVIEW OF LOANS. Big Sky will permit Glacier to conduct an examination of its loans to determine credit quality and the adequacy of its allowance for loan losses. Glacier will have continued access to Big Sky's loans through Closing to update the examination. At Glacier's reasonable request, Big Sky will provide Glacier with current reports updating the information set forth in
            Schedule 7.

4.2   REGISTRATION STATEMENT.

      4.2.1 PREPARATION OF REGISTRATION STATEMENT.

            (a) A Registration Statement on Form S-4 ("Registration Statement") will be filed by Glacier with the SEC under the Securities Act for registration of the Glacier Shares, and the parties will prepare a related prospectus/proxy statement ("Prospectus/Proxy Statement") to be mailed together with any amendments and supplements to Big Sky's stockholders.

            (b) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to: (1) file the Registration Statement with the SEC within 60 days following the date on which this Agreement is executed, and (2) obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

            (c) Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld.

            (d) Glacier will pay all costs associated with the preparation by Glacier's counsel and the filing of the Registration Statement. Big Sky will pay all costs associated with the review and preparation by Big Sky's counsel of the Registration Statement and the Prospectus/Proxy. Big Sky will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its stockholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

      4.2.2 SUBMISSION TO STOCKHOLDERS.

            (a) Glacier and Big Sky will submit the Prospectus/Proxy Statement to, and will use their best efforts in good faith to obtain the prompt approval of the Prospectus/Proxy



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                  Statement by, all applicable regulatory authorities. The
                  parties will provide each other with copies of such submissions for review.

            (b) Big Sky will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a stockholders' meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement. This stockholders' meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to Big Sky's stockholders without objection by applicable governmental authorities; but Big Sky will have at least 20 business days to solicit proxies. Except as otherwise required to comply with the fiduciary responsibilities of its board of directors, Big Sky's board of directors and officers will recommend approval of the Transaction to Big Sky's stockholders.

4.3   ACCOUNTING TREATMENT.

      4.3.1 POOLING OF INTERESTS. The parties intend the Merger to be treated as a "pooling of interests" for accounting purposes. From the date of this Agreement through the Effective Date, neither Glacier nor Big Sky nor any of their respective Subsidiaries or other affiliates (a) will knowingly take any action or enter into any contract, agreement, commitment or arrangement that would jeopardize the treatment of the Merger as a "pooling of interests;" or (b) will knowingly fail to take any action that would preserve the treatment of the Merger as a "pooling of interests." No action or omission by either party will constitute a breach of this Subsection 4.3.1 if the action is permitted or required under this Agreement or is made with the other party's written consent, or is required by applicable laws or regulations.

      4.3.2 AFFILIATE LIST. Certain persons may be deemed "affiliates" of Big Sky under Securities Act Rule 145, the SEC's Accounting Series Releases ("ASR") 130 and 135, or other rules and releases related to "pooling of interests" accounting treatment. Within thirty days following the date this Agreement is signed, Big Sky will deliver to Glacier, after consultation with legal counsel, a list of names and addresses of Big Sky's "affiliates" with respect to the Transaction within the meaning of Rule 145 or ASR 130 and 135. By the Effective Date, Big Sky will deliver, or cause to be delivered, to Glacier a letter from each of these "affiliates," and any additional person who becomes an "affiliate" before the Effective Date and after the date of the list, dated as of the date of its delivery and in the form attached as Exhibit A.

      4.3.3 RESTRICTIVE LEGENDS. Glacier will place a restrictive legend on all certificates representing Glacier Shares to be received by an "affiliate," so as to preclude their transfer or disposition in violation of the affiliate letters. Glacier will also instruct its transfer agent not to permit the transfer of those shares, and to take any other steps reasonably necessary to ensure compliance with the Securities Act Rule 145 or the SEC's ASR 130 and 135 or other rules and releases related to "pooling of interests" accounting treatment.

      4.3.4 RETENTION OF CERTIFICATES. Except as otherwise permitted in Exhibit A, by a date at least 30 days before the Effective Date, all stock certificates evidencing ownership of Big Sky Common Stock by "affiliates" will be delivered to Big Sky. Big Sky (before the Effective Date) and Glacier (after the Effective Date) will retain those certificates, and subsequently the certificates representing Glacier shares for which they are exchanged, until financial results covering at least 30 days of combined operations following the Effective Date have been published, at which time the certificates will be released.



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4.4   SUBMISSION TO REGULATORY AUTHORITIES. Representatives of Glacier, at
      Glacier's expense, will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions their counsel finds necessary or desirable in order to consummate the Transaction. Glacier will provide copies of these applications for Big Sky's review. These applications and filings are expected to include:

      (a)   an application to the Federal Reserve; and

      (b)   any filings required under the MBCA or the Montana Bank Act;

4.5 ANNOUNCEMENTS. The parties will cooperate and consult with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or the Transaction, unless otherwise required by law.

4.6 CONSENTS. Glacier and Big Sky will use their best efforts to obtain the consent or approval of any person, organization or other entity whose consent or approval is required in order to consummate the Transaction.

4.7 FURTHER ACTIONS. Glacier and Big Sky, respectively, in the name and on behalf of those respective parties, will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Transaction as promptly as practicable.

4.8 NOTICE. Big Sky will provide Glacier with prompt written notice of the following:

      (a) any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to Big Sky;

      (b) the commencement of any proceeding against Big Sky, or any of its affiliates, by or before any court or governmental agency that, individually or in the aggregate, might have a Material Adverse Effect with respect to Big Sky; or

      (c) any acquisition of an ownership or leasehold interest in real property, other than an acquisition in good faith of real property to satisfy a debt previously contracted for.

4.9 CONFIDENTIALITY. Glacier and Big Sky each will hold in confidence all nonpublic information obtained from the other in connection with the Transaction, other than information that: (1) is required by law to be disclosed; (2) is otherwise available on a nonconfidential basis; (3) has become public without fault of the disclosing party; or (4) is necessary to the defense of one of the parties in a legal or administrative action brought against that party by the other party. If the Transaction is not completed, Glacier and Big Sky will: (1) each return to the others all confidential documents obtained from them and (2) not use any nonpublic information obtained under this Agreement or in connection with the Transaction.

4.10 UPDATE OF FINANCIAL STATEMENTS. Glacier will promptly deliver its Financial Statements to Big Sky. Glacier will deliver Subsequent Glacier Financial Statements to Big Sky by the earlier of: (1) 5 days after Glacier prepares and issues them or (2) 60 days after year-end for year-end statements and 30 days after the end of the quarter for quarterly statements. The Subsequent Glacier Financial Statements will:

      (a)   be prepared from the books and records of Glacier;



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      (b)   present fairly the financial position and operating results of
            Glacier at the times indicated and for the periods covered;

      (c) be prepared in accordance with GAAP (except for the absence of notes) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable, subject to normal year-end adjustments; and

      (d) reflect all liabilities, contingent or otherwise, of Glacier on the respective dates and for the respective periods covered, except for liabilities not required to be so reflected in accordance with GAAP or not significant in amount.

4.11 AVAILABILITY OF GLACIER'S BOOKS, RECORDS AND PROPERTIES. Glacier will make available to Big Sky true and correct copies of its Certificate of Incorporation and Bylaws. At Big Sky's reasonable request, Glacier will also provide Big Sky with copies of: (1) reports filed with the SEC or banking regulators, (2) Glacier's stock option plans, and (3) any other information that the parties agree upon.

                                    SECTION 5
                            APPROVALS AND CONDITIONS

5.1 REQUIRED APPROVALS. The obligations of the parties to this Agreement are subject to the approval of the Agreement and the Transaction by all appropriate regulatory agencies having jurisdiction with respect to the Transaction.

5.2 CONDITIONS TO GLACIER'S OBLIGATIONS. All Glacier's obligations under this Agreement are subject to satisfaction of the following conditions at or before Closing:

      5.2.1 REPRESENTATIONS. Big Sky's representations in this Agreement and in any certificate or other instrument delivered in connection with this Agreement are true and correct in all material respects at Closing (except (i) the representations in Subsections 3.2.8(a) and 3.2.14, which representations are true in all respects at Closing; and (ii) to the extent that the representations expressly relate to an earlier date, in which case they are true in all material respects as of that earlier date). These representations have the same force and effect as if they had been made at Closing. Big Sky has delivered to Glacier its certificate, executed by a duly authorized officer of Big Sky and dated as of Closing, stating that these representations comply with this Subsection 5.2.1.

      5.2.2 COMPLIANCE. Big Sky has performed and complied with all material terms, covenants and conditions of this Agreement. Big Sky has delivered to Glacier its certificate, executed by a duly authorized officer of Big Sky and dated as of Closing, stating that Big Sky is in compliance with this Subsection 5.2.2.

      5.2.3 EQUITY CAPITAL REQUIREMENT. The Tangible Equity Capital, determined in accordance with GAAP, of Big Sky as of the Effective Date is at least $2.9 million (not including capital from the conversion of Debentures). Big Sky's certificate referred to in Subsection 5.2.2 must confirm that this condition is satisfied. Tangible Equity Capital means common stock, paid in capital, retained earnings, plus (or minus) net unrealized gain (or loss) on available for sale securities and minus goodwill and any other intangible assets.

      5.2.4 TRANSACTION FEES STATEMENTS. Big Sky has delivered to Glacier a statement, in a form reasonably satisfactory to Glacier, from each third party to whom Big Sky has paid or owes Transaction Fees. Each statement must set forth the total costs and expenses paid or owing to the



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            third party in connection with the Transaction's consummation. Big
            Sky has delivered to Glacier its certificate, executed by a duly authorized officer of Big Sky and dated as of Closing, stating the total Transaction Fees incurred by Big Sky and certifying that Big Sky is in compliance with Subsection 1.2.3 and this Subsection 5.2.4.

      5.2.5 AUDIT REPORT. Big Sky has delivered (no later than three days before Glacier filed the Registration Statement with the SEC) to Glacier the completed and certified audit report of KPMG Peat Marwick LLP, its independent certified public accountants, with respect to Big Sky's statements of financial condition as of December 31, 1997 (audited) and 1996 (unaudited), and the related statements of income, cashflows and changes in stockholders' equity for both of the years ended December 31, 1997 (audited) and 1996 (unaudited).

      5.2.6 NO MATERIAL ADVERSE EFFECT. No damage, destruction, or loss (whether or not covered by insurance) or other event or sequence of events has occurred which, individually or in the aggregate, has had or potentially may have a Material Adverse Effect with respect to Big Sky. Big Sky's certificate referred to in Subsection 5.2.1 states that the conditions identified in this Subsection 5.2.6 are satisfied.

      5.2.7 FINANCIAL CONDITION. The following are true, and Big Sky's certificate referred to in Section 5.2.1 confirms the truth of the following:

            (a) Big Sky's allowance for possible loan and lease losses at Closing was and is adequate to absorb the anticipated loan and lease losses (taking into account any recommendations made by Big Sky's certified public accountants);

            (b) the reserves set aside for the contingent liabilities reflected in the Subsequent Big Sky Financial Statements are adequate to absorb all reasonably anticipated losses;

            (c)   Big Sky's deposits at Closing total at least $28 million; and

            (d) Big Sky has provided Glacier with the audited Big Sky Financial Statements required by this Agreement, and the audit has revealed no required adjustment to previously unaudited Big Sky Financial Statements that would have a Material Adverse Effect upon Big Sky.

      5.2.8 NO CHANGE IN LOAN REVIEW. Big Sky has provided to Glacier the reports reasonably requested by Glacier under Subsection 4.1.11, and neither these reports nor any examinations conducted by Glacier under Subsection 4.1.11 reveal a material adverse change in either:
            (1) the information set forth in Schedule 7 or (2) information revealed during Glacier's previous examinations of Big Sky's loans.

      5.2.9 NO GOVERNMENTAL PROCEEDINGS. No action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Transaction.

      5.2.10 APPROVAL BY COUNSEL. All actions, proceedings, instruments, and documents required in connection with this Agreement, the Transaction, and all other related legal matters have been approved by Glacier's counsel.

      5.2.11 RECEIPT OF TITLE POLICY. Glacier has received all title insurance reports requested under Subsection 4.1.10 and the update endorsement required by Subsection 3.2.6.



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      5.2.12 CORPORATE AND STOCKHOLDER ACTION. Big Sky's board of directors and stockholders, respectively, have approved the Transaction.

      5.2.13 TAX OPINION. Glacier has, at Glacier's expense, obtained from Graham & Dunn, P.C. and delivered to Big Sky, an opinion addressed to Big Sky and in form and substance reasonably satisfactory to Big Sky and its counsel, to the effect that consummation of the Transaction will not result in a taxable event for Big Sky or Glacier, and otherwise will have each of the effects specified below:

            (a) The Transaction will qualify as a reorganization within the meaning of IRC Section 368(a)(1)(B).

            (b) Under IRC Section 354(a)(i), Big Sky's stockholders who, in accordance with Section 1, exchange their Big Sky Common Stock shares solely for Glacier Common Stock shares will not recognize gain or loss on the exchange.

            (c) Cash payments to Big Sky's stockholders in lieu of a fractional share of Glacier Common Stock will be treated as distributions in redemption of the fractional share interest, subject to the limitations of IRC Section 302.

      5.2.14 OPINION OF COUNSEL. Big Sky has obtained from Crowley, Haughey, Hanson, Toole & Dietrich, P.L.L.P., and delivered to Glacier an opinion of counsel, addressed to Glacier, to the effect that:

            (a) Big Sky is a Montana state-chartered commercial bank validly existing and in good standing under Montana law;

            (b) Big Sky has the corporate power and authority to execute, deliver, and perform this Agreement;

            (c) the execution, delivery, and performance of this Agreement have been duly authorized by all necessary corporate action on the part of Big Sky, and this Agreement constitutes Big Sky's legal, binding, and valid obligation, enforceable in accordance with its terms, except to the extent that enforcement (but not validity) may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws generally affecting the enforcement of the rights of creditors and by generally applicable principles of equity;

            (d) all issued and outstanding shares of Big Sky's capital stock have been duly authorized and are validly issued, fully paid, non-assessable, free of preemptive or similar rights arising by operation of law or otherwise, and have been issued in compliance with all applicable federal and applicable state securities laws;

            (e) No options or other rights to acquire Big Sky Common Stock are outstanding other than as expressly set forth in Schedule 4, and Big Sky does not have any stock option or other plans or agreements granting options or other rights to acquire Big Sky Common Stock; and

            (f) execution of this Agreement and consummation of the Transaction will not violate Big Sky's articles of incorporation or bylaws or the terms of any material contract or other obligation entered into before the date of this opinion.

      5.2.15 CASH PAID. The aggregate of the cash paid for fractional shares and Dissenting Shares to holders of Big Sky Common Stock under this Agreement and applicable law will not exceed 10% of the



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            cash value of the Purchase Price, as it may be adjusted under this
            Agreement. The cash value of the purchase price will be determined using the Determination Date Closing Price.

      5.2.16 AFFILIATE LETTERS. Glacier has received the affiliate list and letters specified in 4.3.2.

      5.2.17 REGISTRATION STATEMENT. The Registration Statement, as it may have been amended, required in connection with the Glacier shares to be issued to stockholders under 1.2, and as described in 4.2, has become effective, and no stop order suspending the effectiveness of such Registration Statement has been issued or remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC the basis for which still exists.

      5.2.18 CONSENTS. Big Sky has obtained the consents as indicated in
            Schedule 6.

      5.2.19 UPDATED FAIRNESS OPINION. Big Sky has provided to Glacier copies of Professional Bank Services' updated fairness opinion issued by Professional Bank Services to Big Sky, dated immediately before Big Sky mails the Prospectus/Proxy Statement to its stockholders and dated as of or immediately before the Effective Date, to the effect that the financial terms of the Transaction are financially fair to Big Sky's stockholders.

      5.2.20 ACCOUNTING TREATMENT. It has been determined to Glacier's satisfaction that the Transaction will be treated for accounting purposes as a "pooling of interests" in accordance with APB Opinion No. 16, and Glacier has received a letter to this effect from KPMG Peat Marwick LLP, certified public accountants.

      5.2.21 SOLICITATION OF EMPLOYEES. Neither any member of Big Sky's board of directors nor any entity with which any such director is affiliated has solicited any employee of Big Sky or Glacier with the intention of causing the employee to terminate her employment with Big Sky or Glacier, as the case may be.

      5.2.22 OTHER MATTERS. Glacier has received any other opinions, certificates, and documents that Glacier reasonably requests in connection with this Agreement and the Transaction.

5.3 CONDITIONS TO BIG SKY'S OBLIGATIONS. All Big Sky's obligations under this Agreement are subject to satisfaction of the following conditions at or before Closing:

      5.3.1 REPRESENTATIONS. Glacier's representations and warranties in this Agreement and in any certificate or other instrument delivered in connection with this Agreement are true and correct in all material respects at Closing (except to the extent that they expressly relate to an earlier date, in which case they are true in all material respects as of that earlier date). These representations and warranties have the same force and effect as if they had been made at Closing. Glacier has delivered to Big Sky its certificate, executed by a duly authorized officer of Glacier and dated as of Closing, stating that these representations and warranties comply with this Subsection 5.3.1.

      5.3.2 COMPLIANCE. Glacier has performed and complied in all material respects with all terms, covenants and conditions of this Agreement. Glacier has delivered to Big Sky its certificate, executed by a duly authorized officer of Glacier and dated as of Closing, stating that Glacier is in compliance with this Subsection 5.3.2.

      5.3.3 NO MATERIAL ADVERSE EFFECT. No damage, destruction, loss or other event or sequence of events has occurred which, individually or in the aggregate, has had or potentially may have a Material



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            Adverse Effect with respect to Glacier. Glacier's certificate referred to in Subsection 5.3.1 states that the conditions identified in this Subsection 5.3.3 are satisfied.

      5.3.4 NO GOVERNMENTAL PROCEEDINGS. No action or proceeding has been commenced or threatened by any governmental agency to restrain, prohibit or invalidate the Transaction.

      5.3.5 CORPORATE AND STOCKHOLDER ACTION. Glacier's board of directors and Big Sky's stockholders have each approved the Transaction.

      5.3.6 TAX OPINION. The tax opinion specified in Subsection 5.2.13 has been delivered to Big Sky.

      5.3.7 OPINION OF COUNSEL. Glacier has obtained from Graham & Dunn, P.C. and delivered to Big Sky an opinion, addressed to Big Sky, to the effect that:

            (a) Glacier is a corporation validly existing and in good standing under Delaware law;

            (b) Glacier has the corporate power and authority to execute, deliver, and perform this Agreement;

            (c) the execution, delivery, and performance of this Agreement have been duly authorized by all necessary corporate action on Glacier's part, and this Agreement constitutes Glacier's legal, binding, and valid obligation, enforceable in accordance with its terms, except to the extent that enforcement (but not validity) may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws generally affecting the enforcement of the rights of creditors and by generally applicable principles of equity;

            (d) the Glacier Shares have been duly authorized and, when issued as contemplated by this Agreement, will be validly issued, fully paid and nonassessable;

            (e) the Registration Statement became effective under the Securities Act on ____________, 1998, and, to the best of counsel's knowledge, no stop order suspending the effectiveness of such Registration Statement has been issued and no proceedings for that purpose have been instituted or threatened by the Securities and Exchange Commission;

            (f) execution of this Agreement and consummation of the Transaction will not violate Glacier's articles of incorporation or bylaws; and

            (g) Counsel's opinion will be governed by and interpreted in accordance with the Legal Opinion Accord of the ABA section of Business Law (1991), together with the related commentary, as published in The Business Lawyer, Volume 47, No. 1, and any amendments or modifications thereto.

      5.3.8 FAIRNESS OPINION. Big Sky has received from Professional Bank Services the updated fairness opinions, dated immediately before Big Sky mails the Prospectus/Proxy Statement to its stockholders and an updated fairness opinion dated as of or immediately before the Effective Date, each to the effect that the financial terms of the Transaction are financially fair to Big Sky's stockholders.

      5.3.9 CASH PAID. The aggregate of the cash paid to holders of Big Sky Common Stock under this Agreement and applicable law will not exceed 10% of the Purchase Price, as it may be adjusted under this Agreement.




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      5.3.10 REGISTRATION STATEMENT. The Registration Statement, as it may have been amended, required in connection with the Glacier shares to be issued to stockholders under Subsection 1.2, and as described in Subsection 4.2, has become effective, and no stop order suspending the effectiveness of such Registration Statement has been issued or remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC the basis for which still exists.

                                    SECTION 6
                        DIRECTORS, OFFICERS AND EMPLOYEES

6.1 DIRECTORS. As a condition to the execution of this Agreement, each member of Big Sky's board of directors has entered into a written noncompetition agreement with Glacier and Big Sky on or before the date this Agreement is signed. These noncompetition agreements will take effect on the Effective Date.

6.2 EMPLOYMENT AGREEMENT. As a condition to the execution of this Agreement, Glacier has entered into an employment agreement, effective as of the Effective Date, with Michael F. Richards, Big Sky's President. As part of the employment agreement, Mr. Richards waives all rights he may have under any previous employment agreements with Big Sky.

6.3 EMPLOYEES. Glacier presently intends to allow Big Sky's employees who are employed with Big Sky following the Transaction ("Continuing Employees") to participate in certain employee benefit plans in which employees of Glacier currently participate. Glacier intends to grant Continuing Employees credit for prior service with Big Sky for purposes of determining eligibility and vesting, but Continuing Employees will not receive this credit for purposes of determining benefit accruals. Benefits for Continuing Employees will begin accruing under Glacier's plans as soon as practicable after Closing. This expression of intent is not a contract with Big Sky's employees and will not be construed to create a contract or employment right with Big Sky's employees.

6.4   EMPLOYEE BENEFIT ISSUES.

      6.4.1 COMPARABILITY OF BENEFITS. Glacier confirms to Big Sky its present intention to provide Continuing Employees with employee benefit programs which, in the aggregate, are generally competitive with employee benefit programs offered by financial institutions of comparable size located in Glacier's market area.

      6.4.2 TERMINATION AND TRANSFER/MERGER OF PLANS. As soon as practicable after Closing, all employee benefit plans of Big Sky will be terminated and the interests of Continuing Employees in those plans will be transferred or merged into Glacier's employee benefit plans.

      6.4.3 NO CONTRACT CREATED. Nothing in this Agreement gives any employee of Big Sky a right to continuing employment.

                                    SECTION 7
                          TERMINATION OF AGREEMENT AND
                           ABANDONMENT OF TRANSACTION

7.1 TERMINATION BY REASON OF LAPSE OF TIME. If Closing does not occur before the Termination Date, either Glacier or Big Sky may terminate this Agreement and the Transaction if all of the following conditions are present:



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      (a)   the terminating party's board of directors decides to terminate by a majority vote of its members;

      (b) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination; and

      (c) the failure to consummate the Transaction by the Termination Date is not due to a breach by the party seeking termination of any of its obligations, covenants, or representations in this Agreement.

7.2 OTHER GROUNDS FOR TERMINATION. This Agreement and the Transaction may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by Big Sky's stockholders, unless otherwise provided) as follows:

      7.2.1 MUTUAL CONSENT. By mutual consent of Big Sky and Glacier, if the boards of directors of each party agrees to terminate by a majority vote of its members.

      7.2.2 BIG SKY'S CONDITIONS NOT MET. By Glacier's board of directors if, by June 30, 1999, any condition set forth in Subsections 5.1 or 5.2 has not been satisfied.

      7.2.3 GLACIER'S CONDITIONS NOT MET. By Big Sky's board of directors if, by June 30, 1999, any condition set forth in Subsections 5.1 or 5.3 has not been satisfied.

      7.2.4 BIG SKY FAILS TO RECOMMEND STOCKHOLDER APPROVAL. By Glacier's board of directors before Big Sky's stockholders approve the Transaction, if Big Sky's board of directors: (a) fails to recommend to its stockholders the approval of the Transaction or (b) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to stockholders to approve the Transaction.

      7.2.5 IMPRACTICABILITY. By either Glacier or Big Sky, upon written notice given to the other party, if the board of directors of the party seeking termination under this Subsection 7.2.5 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Transaction has become inadvisable or impracticable by reason of the institution of litigation by the federal government or the government of the State of Montana to restrain or invalidate the Transaction or this Agreement.

7.3 BIG SKY TERMINATION FEE. Big Sky acknowledges that Glacier has incurred expenses, direct and indirect, in negotiating and executing this Agreement and in taking steps to effect the Transaction. Accordingly, subject to Subsection 4.1.9, Big Sky will pay to Glacier $300,000, if (1) this Agreement terminates because Big Sky does not use all reasonable efforts to consummate the Transaction in accordance with the terms of this Agreement; (2) Big Sky terminates this Agreement for any reason other than the grounds for termination set forth in Subsections 7.1, 7.2.1, 7.2.3 or 7.2.5; or (3) Glacier terminates this Agreement under Subsection 7.2.2 or
      7.2.4. If this termination fee becomes payable, it will be payable on Glacier's demand and must be paid by Big Sky within 3 business days of the date Glacier makes the demand.

7.4 GLACIER TERMINATION FEE. Due to expenses, direct and indirect, incurred by Big Sky in negotiating and executing this Agreement and in taking steps to effect the Transaction, Glacier will pay to Big Sky $125,000 if (1) Glacier terminates this Agreement for any reason other than the grounds for termination set forth in Subsections 7.1, 7.2.1, 7.2.2, 7.2.4 or 7.2.5 or (2) Big Sky terminates this Agreement under Subsection 7.2.3 (other than for failure of a condition set forth in 5.1, 5.3.4, 5.3.6, 5.3.7,
      5.3.9 and 5.3.10, unless the failure of any of those conditions is due to Glacier's fault). If this termination fee becomes payable, it will be payable on Big Sky's demand and must be paid by Glacier within 3 business days of the date Big Sky makes the demand.

7.5 COST ALLOCATION UPON TERMINATION. In connection with the termination of this Agreement under this Subsection 7.5, except as provided in Subsections 7.3 and 7.4, Glacier and Big Sky will each pay their own out-of-pocket costs incurred in connection with this Agreement, and will have no other liability to the other party.

                                    SECTION 8
                                  MISCELLANEOUS

8.1 NOTICES. Any notice, request, instruction or other document given under this Agreement must be in writing and must either be delivered personally or via facsimile transmission or be sent by registered or certified mail, postage prepaid, and addressed as follows (or to any other address or person representing any party as designated by that party through written notice to the other party):

      Glacier                        Glacier Bancorp, Inc.
                                     P.O. Box 27
                                     202 Main Street
                                     Kalispell, MT  59903-0027
                                     Attn: Michael J. Blodnick

              with a copy to:        Stephen M. Klein, Esq.
                                     Graham & Dunn, P.C.
                                     1420 Fifth Avenue, 33rd Floor
                                     Seattle, WA  98101-2390

      Big Sky                        Big Sky Western Bank
                                     P.O. Box 160489
                                     135 Big Sky Road
                                     Big Sky, MT  59716
                                     Attn: Michael F. Richards

              with a copy to:        William D. Lamdin III, Esq.
                                     Crowley, Haughey, Hanson, Toole & Dietrich
                                     PLLP 490 North 31st Street
                                     Billings, Montana  59101

8.2 WAIVERS AND EXTENSIONS. Subject to Section 9, Glacier or Big Sky may grant waivers or extensions to the other party, but only through a written instrument executed by the Chief Executive Officer or President of the party granting the waiver or extension. Waivers or extensions which do not comply with the preceding sentence are not effective. In accordance with this Section 8, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

      (a) any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

      (b)   compliance with any of the covenants of any other party; and

      (c) any other party's performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

8.3 GENERAL INTERPRETATION. Except as otherwise expressly provided in this Agreement or unless the context clearly requires otherwise: (1) the defined terms defined in this Agreement include the plural as well as the singular and (2) references in this Agreement to Sections, Subsections, Schedules, and Exhibits refer to Sections and Subsections of and Schedules and Exhibits to this Agreement. Whenever the words "include", "includes", or "including" are used in this Agreement, the parties intend them to be interpreted as if they are followed by the words "without limitation." All accounting terms used in this Agreement that are not expressly defined in this Agreement have the respective meanings given to them in accordance with GAAP.

8.4 CONSTRUCTION AND EXECUTION IN COUNTERPARTS. Except as otherwise expressly provided in this Agreement, this Agreement: (1) contains the parties' entire understanding, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties, or their respective duly authorized agents; (2) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (3) includes all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (4) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

8.5 SURVIVAL OF REPRESENTATIONS AND COVENANTS. The representations and covenants in this Agreement will not survive Closing or termination of this Agreement, except that (1) Subsection 4.9 (confidentiality), Subsection 7.3 (termination fee), and Subsection 7.5 (expense allocation) will survive termination and Closing, and (2) the covenants in this Agreement that impose duties or obligations on the parties following Closing will survive Closing.

8.6 ATTORNEYS' FEES AND COSTS. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Transaction, the prevailing party in any such litigation will be entitled to reimbursement from the other party for its costs and expenses, including reasonable judicial and extra-judicial attorneys' fees, expenses and disbursements, and fees, costs and expenses relating to any mediation or appeal.

8.7 ARBITRATION. At either party's request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association's rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator's decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator's decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys' fees.

8.8 GOVERNING LAW AND VENUE. This Agreement will be governed by and construed in accordance with Montana law, except to the extent that certain matters may be governed by federal law. The parties must bring any legal proceeding arising out of this Agreement in Flathead County, Montana.

8.9 SEVERABILITY. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement is not affected, and each remaining term is valid and enforceable to the fullest extent permitted by law.

                                    SECTION 9
                                   AMENDMENTS

        At any time before the Effective Date, whether before or after the parties have obtained any applicable stockholder approvals of the Transaction, the boards of directors of Glacier and Big Sky may: (1) amend or modify this Agreement or any attached Exhibit or Schedule and (2) grant waivers or time extensions in accordance with Subsection 8.2. But, after Big Sky's stockholders have approved this Agreement, the parties' boards of directors may not without Big Sky stockholder approval amend or waive any provision of this Agreement if the amendment or waiver would reduce the amount or change the form of consideration Big Sky stockholders will receive in the Transaction. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver. Failure by any party to insist on strict compliance by the other party with any of its obligations, agreements or conditions under this Agreement, does not, without a writing, operate as a waiver or estoppel with respect to that or any other obligation, agreement, or condition.

Signed as of October 20, 1998:

                                        GLACIER BANCORP, INC.


                                        By      /s/ Michael J. Blodnick
                                          --------------------------------------
                                        Name: Michael J. Blodnick
                                        Title: President and CEO


                                        BIG SKY WESTERN BANK


                                        By      /s/ Robert L. Kester
                                          --------------------------------------
                                        Name: Robert L. Kester
                                        Title: Chairman and CEO

STATE OF MONTANA      )
                      ) ss.
COUNTY OF FLATHEAD    )


        On this 20th day of October, 1998, before me personally appeared Michael
J. Blodnick, to me known to be the President and Chief Executive Officer of GLACIER BANCORP, INC., the corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

        IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

                                       /s/
                                       -----------------------------------------
                                          NOTARY PUBLIC in and for the
                                          State of Montana, residing
                                          at                                   .
                                            -----------------------------------

                                       Title:
                                             ----------------------------------.

                                        My commission expires:
                                          -------------------------------------.





STATE OF MONTANA      )
                      ) ss.
COUNTY OF GALLATIN    )


        On this 20th day of October, 1998, before me personally appeared Robert
L. Kester, to me known to be the Chairman and CEO of BIG SKY WESTERN BANK, the corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

        IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

                                       /s/
                                       -----------------------------------------
                                          NOTARY PUBLIC in and for the
                                          State of Montana, residing
                                          at                                   .
                                            -----------------------------------

                                       Title:
                                             ----------------------------------.

                                        My commission expires:
                                          -------------------------------------.

        The undersigned, all being officers or members of the board of directors of Big Sky Western Bank ("Big Sky"), hereby consent to the Plan and Agreement of Share Exchange (the "Agreement"), dated as of October 20, 1998, between Glacier Bancorp, Inc. and Big Sky, and individually and as a group agree to vote in favor of the Agreement the shares of capital stock each beneficially owns and, subject to the good faith exercise of their fiduciary duties in accordance with the advice of counsel, to support and recommend the Agreement's adoption by the other stockholders of Big Sky.

        Except as otherwise required by law, the undersigned hereby, individually and as a group, further agree to refrain from (a) negotiating or accepting any offer of merger, consolidation, or acquisition of any of the shares or all or substantially all of the assets of Big Sky from the date of the Agreement through the meeting of the stockholders of Big Sky at which the transactions contemplated by the Agreement will be considered, and (b) any other actions or omissions inconsistent with the transactions contemplated by the Agreement.



/s/ George B. Hagar                    /s/ Herbert A. Kern
-----------------------------------    -----------------------------------------
George B. Hagar                        Herbert A. Kern


/s/ Robert L. Kester                   /s/ Stewart R. Kester
-----------------------------------    -----------------------------------------
Robert L. Kester                       Stewart R. Kester


/s/ O. Taylor Middleton                /s/ Michael F. Richards
-----------------------------------    -----------------------------------------
O. Taylor Middleton                    Michael F. Richards


/s/ Michael Scholz                     /s/ Beatrice R. Taylor
-----------------------------------    -----------------------------------------
Michael Scholz                         Beatrice R. Taylor

                                                                      APPENDIX B



                                October 19, 1998



Board of Directors
Big Sky Western Bank
135 Big Sky Road
Big Sky, MT  59716

Dear Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial perspective, to the common shareholders of Big Sky Western Bank, Big Sky, Montana (the "Company") of the proposed merger of the Company with Glacier Bancorp, Inc. ("Glacier"). In the proposed merger, Company shareholders will receive an aggregate of 250,000 Glacier common shares for all 20,400 Company common shares outstanding and 2,500 common shares resulting from conversion of convertible debentures as further defined in the Plan and Agreement of Share Exchange between Glacier and the Company (the "Agreement"). On October 16, 1998, the proposed consideration to be received represents an aggregate value of $5,093,750 or $22.43 per Company common share based on the average between the bid and ask prices of Glacier's common stock which was $20.375 as quoted on the Nasdaq National Market.

Professional Bank Services, Inc. ("PBS") is a bank consulting firm and as part of its investment banking business is continually engaged in reviewing the fairness, from a financial perspective, of bank acquisition transactions and in the valuation of banks and other businesses and their securities in connection with mergers, acquisitions, estate settlements and other purposes. We are independent with respect to the parties of the proposed transaction.

For purposes of this opinion, PBS performed a review and analysis of the historic performance of the Company, contained in (i) the December 31, 1997 and June 30, 1998 Consolidated Reports of Condition and Income filed by the Bank with the FDIC; (ii) June 30, 1998 Uniform Bank Performance Report of the Bank; and (iii) financial data supplied by SNL Securities Financial Datasource. We have reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this opinion. In review of the aforementioned information, we have taken into account our assessment of general market and financial conditions, our experience in other transactions, and our knowledge of the banking industry generally.

We have not compiled, reviewed or audited the financial statements of the Company or Glacier, nor have we independently verified any of the information reviewed; we have relied upon such

Board of Directors
Big Sky Western Bank
135 Big Sky Road
Big Sky, MT  59716
Page 2


information as being complete and accurate in all material respects. We have not made independent evaluation of the assets of the Company or Glacier.

Based on the foregoing and all other factors deemed relevant, it is our opinion as investment bankers, that, as of the date hereof, the consideration proposed to be received by the shareholders of the Company under the Agreement is fair and equitable from a financial perspective.

                                       Very truly yours,


                                       /s/ Professional Bank Services, Inc.


                                       Professional Bank Services, Inc.

                                                                      APPENDIX C

                               "DISSENTERS RIGHTS"


        35-1-826. Definitions. As used in 35-1-826 through 35-1-839, the following definitions apply:

        (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

        (2) "Corporation" includes the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

        (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under 35-1-827 and who exercises that right when and in the manner required by 35-1-829 through 35-1-837.

        (4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

        (5) "Interest" means interest from the effective date of the corporate action until the date of payment at the average rate currently paid by the corporation on its principal bank loans or, if the corporation has no loans, at a rate that is fair and equitable under all the circumstances.

        (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial shareholder to the extent of the rights granted by a nominee certificate on file with a corporation.

        (7) "Shareholder" means the record shareholder or the beneficial shareholder.

        35-1-827. Right to dissent. (1) A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

        (a) consummation of a plan of merger to which the corporation is a party if:

        (i) shareholder approval is required for the merger by 35-1-815 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

        (ii) the corporation is a subsidiary that is merged with its parent corporation under 35-1-818;

        (b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the plan;

        (c) consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

        (d) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

        (i) alters or abolishes a preferential right of the shares;

        (ii) creates, alters, or abolishes a right in respect of redemption, including a provision with respect to a sinking fund for the redemption or repurchase of the shares;

        (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

        (iv) excludes or limits the right of the shares to be voted on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

        (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share created is to be acquired for cash under 35-1-621; or

        (e) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and to obtain payment for their shares.

        (2) A shareholder entitled to dissent and to obtain payment for shares under 35-1-826 through 35-1-839 may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

        35-1-828. Dissent by nominees and beneficial owners. (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

        (2) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

        (a) he submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

        (b) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

        35-1-829. Notice of dissenters' rights. (1) If a proposed corporate action creating dissenters' rights under 35-1-827 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under 35-1-826 through 35-1-839 and must be accompanied by a copy of 35-1-826 through 35-1-839.

        (2) If a corporate action creating dissenters' rights under 35-1-827 is taken without a vote of shareholders, the corporation shall give written notification to all shareholders entitled to assert dissenters' rights that the action was taken and shall send them the dissenters' notice described in 35-1-831.

        35-1-830. Notice of intent to demand payment. (1) If proposed corporate action creating dissenters' rights under 35-1-827 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

        (a) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

        (b) may not vote his shares in favor of the proposed action.

        (2) A shareholder who does not satisfy the requirements of subsection
(1)(a) is not entitled to payment for his shares under 35-1-826 through 35-1-839.

        35-1-831. Dissenters' notice. (1) If proposed corporate action creating dissenters' rights under 35-1-827 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of 35-1-830.

        (2) The dissenters' notice must be sent no later than 10 days after the corporate action was taken and must:

        (a) state where the payment demand must be sent and where and when certificates for certified shares must be deposited;

        (b) inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment is received;

        (c) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting dissenters' rights to certify whether or not he acquired beneficial ownership of the shares before that date;

        (d) set a date by which the corporation must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date the required notice under subsection (1) is delivered; and

        (e) be accompanied by a copy of 35-1-826 through 35-1-839.

        35-1-832. Duty to demand payment. (1) A shareholder sent a dissenters' notice described in 35-1-831 shall demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to 35-1-831(2)(c), and deposit his certificates in accordance with the terms of the notice.

        (2) The shareholder who demands payment and deposits his certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by taking of the proposed corporate action.

        (3) A shareholder who does not demand payment or deposit his certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under 35-1-826 through 35-1-839.

        35-1-833. Share restrictions. (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions are released under 35-1-835.

        (2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

        35-1-834. Payment. (1) Except as provided in 35-1-836, as soon as the proposed corporate action is taken or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with 35-1-832 the amount the corporation estimates to be the fair value of the dissenter's shares plus accrued interest.
        (2)    The payment must be accompanied by:

        (a) the corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

        (b) a statement of the corporation's estimate of the fair value of the shares;

        (c) an explanation of how the interest was calculated;

        (d) a statement of the dissenter's right to demand payment under 35-1-837; and

        (e) a copy of 35-1-826 through 35-1-839.

        35-1-835. Failure to take action. (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

        (2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under 35-1-831 and repeat the payment demand procedure.

        35-1-836. After-acquired shares. (1) A corporation may elect to withhold payment required by 35-1-834 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

        (2) To the extent the corporation elects to withhold payment under subsection (1), after taking the proposed corporate action, the corporation shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under 35-1-837.

        35-1-837. Procedure if shareholder dissatisfied with payment or offer.
(1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and the amount of interest due and may demand payment of the dissenter's estimate, less any payment under 35-1-834, or reject the corporation's offer under 35-1-836 and demand payment of the fair value of the dissenter's shares and the interest due if:

        (a) the dissenter believes that the amount paid under 35-1-834 or offered under 35-1-836 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

        (b) the corporation fails to make payment under 35-1-834 within 60 days after the date set for demanding payment; or

        (c) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

        (2) A dissenter waives the right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (1) within 30 days after the corporation made or offered payment for his shares.

        35-1-838. Court action. (1) If a demand for payment under 35-1-837 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and shall petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

        (2) The corporation shall commence the proceeding in the district court of the county where a corporation's principal office or, if its principal office is not located in this state, where its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

        (3) The corporation shall make all dissenters whose demands remain unsettled, whether or not residents of this state, parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by certified mail or by publication as provided by law.

        (4) The jurisdiction of the district court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

        (5) Each dissenter made a party to the proceeding is entitled to judgment:

        (a) for the amount, if any, by which the court finds the fair value of the dissenter's shares plus interest exceeds the amount paid by the corporation; or

        (b) for the fair value plus accrued interest of his after-acquired shares for which the corporation elected to withhold payment under 35-1-836.

        35-1-839. Court costs and attorney fees. (1) The court in an appraisal proceeding commenced under 35-1-838 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under 35-1-837.

        (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

        (a) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of 35-1-829 through 35-1-837; or

        (b) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by 35-1-826 through 35-1-839.

        (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award the counsel reasonable attorney fees to be paid out of the amounts awarded the dissenters who were benefited.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

         Article VI of Glacier's Bylaws requires the indemnification of any person made or threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or employee of the Registrant or any predecessor of the Registrant, or is or was serving at the request of the Registrant or any predecessor of the Registrant as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement in connection with such action, suit or proceeding to the fullest extent authorized under Section 145 of the DGCL; provided however, that the Registrant will not be liable for any amounts due in connection with a settlement of any action, suit or proceeding effected without the Registrant's prior written consent, or any action, suit or proceeding initiated by any person seeking indemnification pursuant to the Bylaws without the prior written consent of the Registrant.

         Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

         Article 8 of Glacier's Certificate of Incorporation provides that the personal liability of the Registrant's directors and officers for monetary damages shall be eliminated to the fullest extent permitted by the DGCL as it exists or may thereafter be in effect. Any amendment to, modification or repeal of such Article 8 shall not adversely affect the rights provided thereby with respect to any claim, issue or matter in any proceeding that is based in any respect on any alleged action or failure to act prior to any such amendment, modification or repeal.

ITEM 21.      EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a) The exhibits are listed on the accompanying "Exhibit Index".

         (b) Financial Statement Schedules. None.

         (c) The opinion of the financial advisor is set forth as APPENDIX B to this Prospectus/Proxy Statement

ITEM 22.      UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

              (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to;

                  (i) Include any prospectus required by Section 10(a)(3) of the 1933 Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) Include any additional or changed information on the plan of distribution;

              (2) For determining liability under the 1933 Act, to treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

              (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) To advise all directors and officers that insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Date of the registration statement through the date of responding to the request.

         (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the 1933 Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana on November 23, 1998.

                                        GLACIER BANCORP, INC.


                                        By:  /s/ MICHAEL J. BLODNICK
                                           -------------------------------------
                                             Michael J. Blodnick, President and
                                             Chief Executive Officer

         Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed by the following persons in the capacities indicated, on the 23rd day of November, 1998.

                                        SIGNATURE AND TITLE



                                        By:  /s/ MICHAEL J. BLODNICK
                                           -------------------------------------
                                             Michael J. Blodnick, President and
                                             Chief Executive Officer and
                                             Director
                                             (Principal Executive Officer)


                                        By:  /s/ JAMES H. STROSAHL
                                           -------------------------------------
                                             James H. Strosahl, Chief Financial
                                             Officer (Principal Financial and
                                             Accounting Officer)


                                        By:  /s/ JOHN S. MACMILLAN
                                           -------------------------------------
                                             John S. MacMillan, Chairman of the
                                             Board and Director


                                        By:  /s/ WILLIAM L. BOUCHEE
                                           -------------------------------------
                                             William L. Bouchee, Director


                                        By:  /s/ FRED J. FLANDERS
                                           -------------------------------------
                                             Fred J. Flanders, Director


                                        By:  /s/ ALLEN J. FETSCHER
                                           -------------------------------------
                                             Allen J. Fetscher, Director


                                        By:  /s/ L. PETER LARSON
                                           -------------------------------------
                                             L. Peter Larson, Director

                                        By:  /s/ DARRELL R. MARTIN
                                           -------------------------------------
                                             Darrell R. (Bill) Martin, Director


                                        By:
                                           -------------------------------------
                                             F. Charles Mercord, Director


                                        By:  /s/ EVERIT A. SLITER
                                           -------------------------------------
                                             Everit A. Sliter, Director


                                        By:  /s/ HAROLD A. TUTVEDT
                                           -------------------------------------
                                             Harold A. Tutvedt, Director

                                  EXHIBIT INDEX


Exhibit No.          Description of Exhibit
-----------          ----------------------
2.1            Plan and Agreement of Share Exchange between Glacier and Big Sky dated as of October 20, 1998, as amended by First Amendment of
               Plan and Agreement of Share Exchange dated as of November 20,
               1998 (included in this Registration Statement as APPENDIX A to the Prospectus/Proxy Statement).

3.1            Certificate of Incorporation(1)

3.2            Certificate of Merger (amending Certificate of Incorporation)(1)

3.3            Bylaws(2)

5.1            Opinion of Graham & Dunn, P.C. as to the legality of securities.

8.1 Form of Opinion of Graham & Dunn, P.C. as to federal income tax consequences of the Share Exchange.

10.1 Employment Agreement between Big Sky and Michael Richards dated as of October 20, 1998, effective as of Share Exchange Effective
               Date.

10.2 Form of Noncompetition Agreement among Glacier, Big Sky and each respective director of Big Sky, dated as of October 20, 1998.

21.1           List of Subsidiaries.

23.1           Consent of Graham & Dunn, P.C. (contained in its opinion filed as
               Exhibit 5.1).

23.2 Consent of Graham & Dunn, P.C. as to its tax opinion (contained in its opinion filed as Exhibit 8.1).

23.3           Consent of KPMG Peat Marwick LLP, Glacier's independent auditors.

23.4           Consent of KPMG Peat Marwick LLP, Big Sky's independent auditors.

23.5           Consent of PBS with respect to Big Sky fairness opinion.

99.1           Opinion of PBS to Big Sky (included as APPENDIX B to the
               Prospectus/Proxy Statement).

99.2           Form of proxy to be mailed to the stockholders of Big Sky.


(1) Incorporated by reference to Exhibits 3.1 and 3.2, respectively, of the Registration Statement on Form S-4 filed by Registrant (Registration No. 333-58503)

(2) Incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-4 filed by the Registrant (Registration No. 333-50965)